



MOMENT

MOMENT

MOMENT

MOMENT

MOMENT

MOMENT

MOMENT

MOMENT

90 YEARS OF MOMENTUM

2012
Annual Report
for Shareholders

Received SEC
APR 0 4 2013
Washington, DC 20549

GENERAL INFORMATION

SEC
Mail Processing
Section
APR - 4 2013
Washington DC
400

CORPORATE HEADQUARTERS
1451 E. Battlefield
Springfield, MO 65804
(800) 749-7113

MAILING ADDRESS
P.O. Box 9009
Springfield, MO 65808

DIVIDEND REINVESTMENT
For details on the automatic reinvestment of dividends in common stock of the Company call Registrar & Transfer Company at (800) 368-5948 or visit rtco.com.

FORM 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained from the Company's website, GreatSouthernBank.com, the SEC website or without charge by request to:

Kelly Polonus
Great Southern Bancorp, Inc.
P.O. Box 9009
Springfield, MO 65808

INVESTOR RELATIONS
Kelly Polonus
Great Southern Bank
P.O. Box 9009
Springfield, MO 65808

AUDITORS
BKD, LLP
P.O. Box 1190
Springfield, MO 65801-1190

LEGAL COUNSEL
Silver, Freedman & Taff, L.L.P.
3299 K St., NW, Suite 100
Washington, DC 20007

Carnahan, Evans, Cantwell & Brown, P.C.
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

ANNUAL MEETING

The 24th Annual Meeting of Shareholders will be held at 10:00 a.m. CDT on Wednesday, May 15, 2013, at the Great Southern Operations Center, 218 S. Glenstone, Springfield, Missouri.

CORPORATE PROFILE

In 1923, Great Southern Bank was started with a $5,000 investment and has since grown to the company it is today. Our footprint spans six states and we serve more than 162,000 customers by providing them with a comprehensive line of products and services. With nearly 1200 dedicated associates, we provide exceptional service to our customers and it is our goal to understand what matters most in every interaction we have with them.

With $4.0 billion in total assets, we are headquartered in Springfield, Mo., and operate 107 retail banking centers in Missouri, Arkansas, Kansas, Iowa, Minnesota and Nebraska. Customers can expect the most convenient banking services possible. This includes longer banking center hours, a large network of ATMs, and telephone, Internet and mobile banking services.

STOCK INFORMATION

Great Southern Bancorp, Inc., the holding company for Great Southern Bank, is a public company and its common stock (ticker: GSBC) is listed on the NASDAQ Global Select Market.

As of December 31, 2012, there were 13,596,335 total shares of common stock outstanding and approximately 2,300 shareholders of record.

The last sale price of the Company's common stock on December 31, 2012, was $25.45.

HIGH/LOW STOCK PRICE

	2012		2011		2010	
	High	Low	High	Low	High	Low
First Quarter	$25.18	$20.60	$24.44	$19.27	$24.50	$20.35
Second Quarter	27.71	21.25	22.36	16.69	26.32	20.30
Third Quarter	31.81	27.22	20.43	15.01	22.22	19.37
Fourth Quarter	31.49	24.25	24.32	15.65	24.60	21.05

DIVIDEND DECLARATIONS

	2012	2011	2010
First Quarter	$.18	$.18	$.18
Second Quarter	.18	.18	.18
Third Quarter	.18	.18	.18
Fourth Quarter	.18	.18	.18

MOMENTUM 90 YEARS AND COUNTING



Joseph W. Turner
President and
Chief Executive Officer

William V. Turner
Chairman of the Board

To Our Shareholders

The moment Great Southern opened its doors 90 years ago, the foundation was laid for our Company to grow and be an integral part of our community. The initial welcome of the first Great Southern customer so many years ago has been followed by millons more with each one just as important as the very first. Each "Welcome to Great Southern" or any interaction with a customer is a defining moment for us, and for nine decades we have understood that each of these moments is critical to our success. Defining moments build momentum, and with commitment and focus this momentum continues to grow. Driving this momentum are Great Southern associates, past and present, who have been the support and catalyst to build winning relationships with our customers, shareholders, communities and each other.

During the last five years, our momentum has been greater than at any other time in our history. Five years ago, as the economy began its sharp decline, we reprioritized and repositioned the Company to enable us to take advantage of opportunities that would likely occur in the marketplace. Opportunities did indeed arise and, ultimately, we emerged from this economic cycle a stronger and more diverse company. We have grown from a company with business prospects primarily in Springfield and southwest Missouri to a company serving customers throughout Missouri and five other states, including the vibrant markets of Des Moines and Sioux City, Iowa, St. Louis, Kansas City, Minneapolis, Omaha, and Rogers, Ark.

In the pages that follow this message, you'll find highlights of key moments in our Company's 90-year history, a deep-rooted history for which we have great respect and appreciation. At the same time, we'll look to the future and explore ways we are working to accelerate our momentum to make Great Southern the bank of choice in the markets we serve.

2012 BUILDING MORE MOMENTUM

2012 was a busy and productive year. We started the year by completing the systems conversion of the former Sun Security Bank, acquired in 2011 in an FDIC-assisted transaction. In April, the Company was the winning bidder in another FDIC-assisted transaction, Minnesota-based InterBank. This acquisition allowed us new entry into the Minneapolis metropolitan market with four banking centers. The systems conversion for InterBank was completed in August 2012.

Since 2009, the Company has participated in four FDIC-assisted acquisitions; two in 2009, and one each in 2011 and 2012. These four acquisitions have been both beneficial to the Company in the short term and should produce long-term value for our franchise. Deposit retention has been good in most of the acquired markets. In fact, we've seen deposit levels increasing in many of these markets. In aggregate, checking deposit balances have increased by $236.5 million, or 41%, from the respective conversion date balances of each acquisition to the end of 2012. The Company continues to work through the loans acquired in the four transactions. Nearly all of these loans are covered by loss sharing agreements between the FDIC and the Company, which afford the Company at least 80% protection from potential principal losses for a period of time. The Company's net book balance of its acquired loan portfolios was $524 million as of December 31, 2012.

In 2012, we saw signs of modest improvement in loan demand in some of our markets despite a highly competitive landscape and challenging operating environment. Total gross loans, including FDIC-covered loans, increased by $195 million from year-end 2011, mainly due to the InterBank transaction and limited organic growth. Excluding acquired loans and mortgages held for sale, total loans increased $67 million from December 31, 2011, primarily in the areas of multi-family residential mortgage loans, commercial real estate loans, commercial business loans and consumer loans, partially offset by decreases in construction and land development loans. Consumer lending production was brisk in 2012, with a 50% increase over 2011. Consumer loans were generated in all six states, demonstrating momentum that is being built throughout the franchise.

Overall, nonperforming assets and potential problem loans (excluding FDIC covered assets) decreased by $6.7 million from year-end 2011. The resolution of nonperforming assets continues to be a priority.

Since the end of 2011, total deposits increased by approximately $189 million, primarily due to the InterBank transaction and attracting new checking deposit customers throughout the Company's market areas. Our deposit mix continued to trend towards lower-cost transaction accounts and the cost of deposits decreased due to lower market interest rates.

Our banking center network expanded in 2012. The Company added five banking centers to its network and began operating in its sixth state – Minnesota. As mentioned previously, four banking centers were added in the Minneapolis metropolitan area through the InterBank acquisition. The fifth new banking center was a de novo office in O'Fallon, Mo., a community in the St. Louis area. In addition, the Company replaced four banking centers with new locations - one in Olathe, Kan., two in Springfield, Mo.,













** All per share amounts have been adjusted to reflect stock splits. The Company converted to a calendar year in December 1998; therefore, prior years' net income numbers will reflect a June 30 fiscal year end.

† Figure stated is as if the Company was publicly traded for all of the fiscal year 1990 (conversion was in December 1989).

and one in Greenfield, Mo. - with each providing better service and access for customers. At the end of 2012, the Company operated 107 full-service banking centers serving nearly 135,000 households.

On the technology front, the Company launched a new application for iPhone and Android smartphones providing customers another method for accessing their accounts. An online consumer loan application service was also implemented for customers to apply for various consumer loans including auto, boat, recreational vehicle and home equity lines of credit.

On November 30, 2012, the Company separately sold its Great Southern Travel and Great Southern Insurance divisions to Milwaukee-based Adelman Travel and St. Louis-based HM, respectively. The two sales resulted in a combined transaction gain totaling $6.1 million. Both divisions have been visible and profitable parts of our institution for decades, but our Board made the strategic decision that the Company should strictly focus resources on the Company's core business – banking. Our top priority in selling these entities was to find buyers that we knew would take excellent care of our customers and associates and provide even more resources and capabilities. We believe we have exceeded this objective with Adelman Travel and HM.

These highlights and many other actions culminated in our solid financial performance in 2012. While we are pleased with our overall results, we know there is much work to be done, especially in the areas of continued resolution of non-performing assets and containing operational expenses.

For the year ended 2012, net income available to common shareholders was $48.1 million, or $3.54 per diluted common share. The Company ended the year with assets of $4.0 billion. The capital position of the Company remained strong with all regulatory capital ratios significantly exceeding the "well capitalized" thresholds established by regulators. Total stockholders' equity was $369.9 million (9.4% of total assets). Common stockholders' equity was $311.9 million (7.9% of total assets), equivalent to a book value of $22.94 per common share. We declared four quarterly dividends each of $.18 per common share in 2012. Consecutive quarterly dividends have been paid to common shareholders since 1990.

We expect 2013 will bring both opportunities and challenges.

Although there are some slight signs of improvement, uncertainty continues in the economy and it will likely take some time before we see meaningful sustained economic growth.

Our strategic direction for 2013 is straightforward and similar to 2012. Key priorities include serving and meeting the needs of our customers, considering acquisition opportunities, resolving problem assets, managing net interest income, and driving operational efficiencies where possible.

Like we have for 90 years, we'll work as a team across all business lines to attract new customers and deepen relationships with existing customers. We have built a strong franchise in diverse markets and the potential to grow our customer base, especially in our newer markets, is great. In the fall of 2013, we expect to open a full-service banking center in the Omaha, Neb. commercial district. In addition to the banking center, a commercial lending team will be housed in this facility. A strong team is being assembled in Omaha and we are eager to expand our operations in this vibrant market. We currently operate three banking centers in the Omaha metropolitan area – two in Bellevue and one in Fort Calhoun.

In 2013, attracting business customers – large and small – is a major focus. To support this focus, we launched a new product line, Business Banking, to more aggressively pursue the highly sought after small business market. Former divisions of the Company, Small Business Banking and Corporate Services, were combined to form this new line of business, which will offer depository and lending products to customers in a more streamlined and comprehensive manner.

Great Southern customers will be introduced to even more ways to access their accounts using mobile devices. We understand that our customers want to access our services in multiple ways, whether it is through the banking center, ATM, telephone, computer, tablet or mobile device. We are creating ways to make banking seamlessly with everything else in our customers' lives. For example, in January 2013, we introduced Mobile Check Deposit, a popular smartphone application-based service enabling customers to conveniently deposit a paper check to their checking account by simply taking a picture with their smartphone. Text banking is currently in the final stages of testing and should be available to customers in mid-2013, providing yet another method for customers to access their accounts.

On the acquisition front, we expect to continue to look for FDIC-assisted transaction opportunities, albeit the pace of potential targets has greatly diminished. We know that this unique window of opportunity is closing as the banking industry shows signs of improving health, and many of the weaker players have already been consolidated through FDIC-assisted transactions or other types of transactions. However, we do believe some consolidation is still possible and we'll continue to analyze the playing field and may submit bids in situations that we believe make long-term financial and operational sense for our Company. Open bank deals may also be considered as some institutions have expressed the desire to sell in the aftermath of the economic crisis.

We anticipate that 2013, like 2012, will be a productive and busy year. Our capital and liquidity levels are strong. We know our challenges and are positioned to take advantage of opportunities that may arise. As we celebrate our 90th anniversary, momentum continues to build, and it's an exciting time to be a part of the Great Southern team.

In closing, we want to thank our associates for their tremendous focus and effort over the past year. Our confidence in the future is grounded in our belief in the people who work for Great Southern and their ability to get the job done for our customers.

MOMENTUM IN



* The graph above compares the cumulative total stockholder return on GSBC Common Stock to the cumulative total returns of the NASDAQ U.S. Stock Index and the NASDAQ Financial Stocks Index for the period from December 31, 2007 through December 31, 2012. The graph assumes that $100 was invested in GSBC Common Stock on December 31, 2007 and that all dividends were reinvested.

We want to thank our customers for giving us the opportunity to serve their needs. Customers have plenty of choices of where to do their banking. We will strive to deliver the best products with exceptional service when, how and where desired.

To the Great Southern Board of Directors, we appreciate their guidance and wisdom. Their knowledge, management expertise and thoughtful questions and advice guided us well in 2012.

And finally, we thank you, our shareholders, for your investment and continued faith in the bright future of our Company. Our commitment to provide a superior long-term return on your investment and to keep your interests in mind as we go about our daily work is steadfast.

William V. Turner
Joseph W. Turner

Our History
& HERITAGE

Great Southern Savings and Loan Association was originally chartered in 1923 in Springfield, Mo., with a $5,000 investment and four employees. Springfield was a town of 39,000 people and automobiles were just making their debut on the Springfield square. J. Wyman Hogg, one of the three original founders along with R.M. Mack and John P. McNeil, recalled the Great Southern early days: "We operated in the Seville Hotel on Walnut Street in downtown Springfield. I was secretary of the Association, closing all loans and other office details. I think we had $5,000 in capital to start with. But, 'mighty oaks from little acorns grow.'" And grow, Great Southern did – with the simple mission to foster thrift and home ownership, by attracting savings deposits and investing these funds in local real estate loans. The Company has weathered many economic storms, including the Great Depression of 1929, the "S&L Crisis" in the 1980s, and our most recent recession. In testament to its heritage of steady, reliable performance, Great Southern has been led by only six presidents in its 90-year history.

A momentous turning-point for the Company was the hiring of now Great Southern Chairman William V. Turner in 1974. With an extensive commercial banking background, Turner brought to the business a new operating philosophy. In 1974, Great Southern opened its first branch in Branson, Mo., signaling the

GREAT SOUTHERN Savings AND LOAN ASSOCIATION

90 YEARS OF
KEY MOMENTS



Great Southern Savings & Loan First Annual Convention

1925



1950s

New Location
South Avenue & Walnut Street
Springfield, Mo.

1923
Founded in Springfield, Missouri
$5 THOUSAND
investment & 1 location



First Office
Sevillle Hotel on historic Walnut Street Springfield, Mo.

beginning of an aggressive expansion program that would take the Company from one location to nearly 30 southwest Missouri branches in the 1980s. In 1976, a new headquarters building was opened on Battlefield Road, which replaced the downtown headquarters building on South Ave. and Walnut St. that Great Southern occupied from the mid-1950s and would remain operational through 1986.

In the 1970s, Great Southern introduced many "firsts" in banking in the region and was willing to try non-traditional and innovative ways of serving customers, some of which have become "new" trends years later in the banking industry. Great Southern was among the first financial institutions in the area to offer drive-thru teller service, adjustable-rate mortgages, interest bearing checking accounts, tax-sheltered retirement plans and nighttime and Sunday banking hours. In yet another progressive innovation and years ahead of its time, Great Southern introduced the "Cash Management Account", which was the forerunner to money market checking in the Ozarks.

Through the early 1980s with deregulation of the banking industry, Great Southern began to offer checking accounts, consumer and commercial loans. The Company moved swiftly to capitalize on consumer banking opportunities that wouldn't become apparent to competitors until well into deregulation. Competing head-on with the area's leading banks, Great Southern developed services like the exclusive Savings Plus program – rewarding both merchants and customers for cash transactions at many area businesses. Great Southern has also differentiated itself for many years by offering travel, insurance and investment services. In fact, Great Southern was the first financial institution in southwest Missouri to offer investment products and services to retail customers.

During the S&L crisis in the late 1980s, Great Southern stayed remarkably above the fray. In fact in 1989, under Mr. Turner's leadership and vision, Great Southern was completing one of the most significant and positive forward moves in its history by going public. Shares of Great Southern Bancorp, Inc. (GSBC) began trading on the NASDAQ stock exchange.

New Headquarters
Battlefield Road
Springfield, Mo.
A brand new building, demonstrating our strength and growth in Southwest Missouri



1974

William V. Turner hired as President, bringing a focus on quality service and convenience for the customer.



1989

Became a public company and joined the NASDAQ Stock Exchange



Parsons, Kansas

Many of the banks that have become part of Great Southern over the years have been vital members of their communities for decades. We respect and honor the historic roles our predecessor banks play and understand the importance of preserving their history for generations to come.



In 1981, our predecessor bank in Parsons, Kan., began displaying a large mural of a panoramic photo taken around 1900 of downtown Parsons that included the bank and the Katy Railroad Depot. The historical tie between the railroad and the bank in the development of Parsons is well understood by the community. Unfortunately, the mural was permanently damaged in a storm in 2000, but continued to hang in the bank's lobby. Several experts tried to restore the canvas with no success. By a twist of fate, a local history buff discovered he had the original photo and contacted Great Southern. The bank had a new canvas produced with much greater detail than the first one. The new mural is now proudly displayed behind the teller windows for all to enjoy and to help preserve the rich heritage of the City of Parsons.

In the 1990s, the Company went through a series of name changes – Great Southern Savings Bank in 1990, Great Southern Bank, FSB, in 1994 and Great Southern Bank in 1998 when it converted its charter to a commercial bank. In 1999, Joseph W. Turner, the son of William V. Turner, was named the sixth president and CEO of Great Southern.

In the 2000s, Great Southern grew into a dominant regional financial institution. During the economic boom in the early 2000s, the Company grew from $1 billion in assets in 2000 to $2 billion in assets by 2005. The economic crisis that began in late 2007 caused unprecedented events to unfold in the financial services industry. The Company reprioritized and repositioned itself so that it could take advantage of opportunities that would likely occur in the marketplace, including an anticipated sharp increase in bank failures. By the end of 2012, four FDIC-assisted acquisitions had been successfully completed, transforming the company into a regional player. At the end of 2008, which was before the first FDIC-assisted

1990
1 STATE
30 BANKING CENTERS

Great Southern
SAVINGS BANK



$465 MILLION
in total assets

2000
1 STATE
27 BANKING CENTERS



$1 BILLION
in total assets

2005
3 STATES
35 BANKING CENTERS



$2 BILLION
in total assets


ELLIS & MARTIN



Our

BUSINESS BANKING

In 90 years, Great Southern Bank has changed dramatically, but one thing that has remained constant is our commitment to providing our customers with industry-leading service. From longer hours to innovative services like Cash Management, our focus has always been on how to make banking easier and more convenient for those we serve.

Great Southern has a long tradition of serving business customers; however, we recognized that our approach to serving businesses, both small and large could be even better.

In 2012, the decision was made to reorganize our structure by combining two divisions, Small Business Banking and Corporate Services, into a new line called Business Banking. Launched in January 2013, this new structure allows us to more aggressively pursue the highly sought after small business market and to effectively compete with other organizations trying to serve the same customers. Business customers are now provided more streamlined and comprehensive services, affording us the opportunity to grow with them, as their business grows.

The goals of Business Banking are simple – increase loans for the Company, increase indirect lending by dealer relationship development, deepen our current business customer base, and expand our presence and identity in key markets in order to acquire new business. Business Bankers are currently located in Springfield, Mo., Kansas City, Mo., Rogers, Ark., and Sioux City, Iowa. In 2013, plans are to add sales staff in the Des Moines, Iowa, Omaha, Neb., St. Louis, Mo. and Minneapolis, Min. markets.

SMALL BUSINESS LENDING

Further illustrating our commitment to small business customers, Great Southern led Missouri banking institutions receiving capital funding through the Small Business Lending Fund (SBLF), by increasing qualified loan balances by $82.9 million, or 41%, over the Company's qualified lending baseline of $201.4 million (as of Sept. 30, 2012). The SBLF program was established as part of the Small Business Jobs Act of 2010 and is designed to encourage small business lending and promote economic growth in communities across the nation. The Treasury Department invested more than $4 billion in 332 institutions across 48 states.

90 MOMENTUM

Customers

There is no better group to talk about our commitment to business banking than our business customers.

Business Banking Officers are now the primary point of contact for our business customers, whether it's a loan request or a depository need. Officers are in charge of managing current relationships along with developing new relationships. We also added a Small Business Administration (SBA) Specialist, who provides corporate-wide expertise related to SBA underwriting, packaging, servicing and reporting.

The decision to launch Business Banking comes at a time when our Company is focused on loan growth, but loan demand remains stagnant. We understand that to continue the momentum we have gained in our first 90 years, we cannot continue to do things the way we always have. We know we have to increase our business development efforts significantly in order to be successful in this market segment.



Running a business is not always easy. You want a team surrounding you that believes in you and is there for you when the going gets tough. I think it's important to have a relationship with your bank and be able to ***believe in them like they believe in you***.

Meghan Chambers
Owner – Staxx, Jelly Beans



They're more than just a business bank to us, they're *our* bank. The partnership has grown in the sense that they listen, rather than say 'just give me the facts'. Instead it's "let's hear your ideas. Let's hear your thoughts". And ***"where can we go with that?"***.

Paul Sundy
Co-Owner of Big Whiskey's American Bar & Grill

Advances IN TECHNOLOGY

Ninety years is a long time and much has changed in the banking industry while we've been in business. Nothing has changed more than the technology and methods people use to conduct their banking.

Prior to ATMs, debit cards, computers and cell phones, customers generally conducted their banking at a branch location. Payments occurred primarily with cash, coin and checks. The use of checks peaked in the 1990s and has since given way to electronic methods such

90 YEARS OF MOMENTUM

1970s



DRIVE-THRU

You want fries with that? Great Southern was one of the first in the area to offer drive-thru teller services.

1990s

DEBIT CARD

First launched as a "Check Card", the GreatAccess card was touted as a fast, simple way to pay that could go "where your checks can't!"



1960s



TELEVISION

On-air sponsorship gave us a way to reach consumers – right in their own living rooms.

1980s



ATM

As people's lives got busier, accessibility became ever more important. ATMs were introduced to the banking industry. In the coming years, we built the largest ATM network in southwest Missouri with the goal of being the most convenient bank in the Ozarks.



as debit cards, automatic transfers, and the use of computers and cell phones to conduct banking transactions.

In the last 20 years, we have seen two momentous technological introductions in banking: debit cards and online banking. Less than five years ago, we saw a third advancement - mobile channels have revolutionized the face of banking and customer expectations, with perhaps mobile banking bringing the most radical change. More than ever, customers can now bank, literally, when, where and how they want. They are no longer limited to traditional banking hours.

These services are no by customers; they have become services that are expected. In order to sustain the momentum that we have generated in our first 90 years, it is important for us to continue to create and offer new services and products that can make our customers' lives easier.

Just in the last year, we launched the Great Southern Mobile App for smartphones, deposit-taking ATMs and an online consumer loan application service at GreatSouthernBank.com. These four services offer our customers an even wider range of channels for conducting their banking business.

Deposit-taking ATMs have been slower to gain customer acceptance, but momentum

technological advances have made the service even more user-friendly. Currently, we are testing a deposit-taking ATM at one of our busiest banking centers. The machine is equipped with the latest technological features so customers no longer have to sort their checks from their cash to make a deposit.

Plans are to possibly expand this service to strategic locations in the future. These machines help cut down on customer wait time at our busier locations and allow us to maintain a presence in communities where we may not have a physical branch.

As with anything, we cannot rest on accomplishments of the past. Technology is no different. We are looking to carry the momentum created by our current technology services into this year and going forward. Plans are in place for a new electronic statement and notice delivery service, an iPad app, text banking service and a new more interactive company website in 2013.

While the need for traditional banking methods will probably never go away completely, technology has become a major focus for the banking industry. More often than not, when a new product is developed, the question becomes, 'How will we be able to deliver this electronically?' Moving forward, our focus must continue to be on creating and maintaining relationships and how we can utilize advances in technology to manage those relationships while making our products and services more convenient to use.

2013 Life is mobile.

MOBILE CHECK DEPOSIT

Say "Cheese"! Our latest version of our mobile app allows customers to deposit checks simply by taking a picture with their smartphone.





TEXT BANKING

Text banking will allow customers to access account information, transfer money and view balances and account history simply by sending a text with a short code. The most useful feature will be the alert system. Users will be able to request alerts for balance thresholds, deposits, debit card activity, and overdraft notices.

E-DOCUMENTS

E-Documents is a new system we are using for delivering statements and notices electronically. Now, beyond traditional bank account statements, customers have electronic access to documents such as electronic transaction notifications, account notices, loan notices, tax forms and more. Customers now have the choice to determine which documents they want to receive electronically based on the accounts they have. This new system provides customers with a more convenient and secure way to receive their notifications without the wait time and security risk associated with traditional mail.

Directors

OF GREAT SOUTHERN BANCORP, INC. AND GREAT SOUTHERN BANK



Back Row

EARL A. STEINERT, JR.
Board Member
Co-owner, EAS Investment Enterprises, Inc./CPA

LARRY D. FRAZIER
Board Member
Retired – Hollister, Mo.

GRANT Q. HADEN
Board Member
Attorney and Managing Partner, Haden, Cowherd and Bullock LLC

THOMAS J. CARLSON
Board Member
President, Mid America Management, Inc.

Front Row

WILLIAM E. BARCLAY
Board Member
Retired – Springfield, Mo.

JOSEPH W. TURNER
President and Chief Executive Officer

WILLIAM V. TURNER
Chairman of the Board

JULIE T. BROWN
Board Member
Shareholder, Carnahan, Evans, Cantwell & Brown, P.C.

Leadership TEAM

TAMMY BAURICHTER
Controller

KRIS CONLEY
Director of Retail Banking

REX COPELAND*
Chief Financial Officer

DOUG MARRS*
Director of Operations

DEBBIE FLOWERS
Director of Credit Risk Administration

STEVE MITCHEM*
Chief Lending Officer

KELLY POLONUS
Director of Communications and Marketing

MATT SNYDER
Director of Human Resources

LIN THOMASON*
Director of Information Services

BRYAN TIEDE
Director of Risk Management

JOE TURNER*
President and Chief Executive Officer

*Denotes Executive Officer

Selected Consolidated Financial Data

Summary Statement of Condition Information:	2012	2011	2010	2009	2008
	December 31,				
	(Dollars in Thousands)				
Assets	$3,955,182	$3,790,012	$3,411,505	$3,641,119	$2,659,923
Loans receivable, net	2,346,467	2,153,081	1,899,386	2,091,394	1,721,691
Allowance for loan losses	40,649	41,232	41,487	40,101	29,163
Available-for-sale securities	807,010	875,411	769,546	764,291	647,678
Foreclosed assets held for sale, net	68,874	67,621	60,262	41,660	32,659
Deposits	3,153,193	2,963,539	2,595,893	2,713,961	1,908,028
Total borrowings	391,114	485,853	495,554	591,908	500,030
Stockholders' equity (retained earnings substantially restricted)	369,874	324,587	304,009	298,908	234,087
Common stockholders' equity	311,931	266,644	247,529	242,891	178,507
Average loans receivable	2,326,273	2,007,914	2,019,361	2,028,067	1,842,002
Average total assets	4,005,613	3,496,860	3,528,043	3,403,059	2,522,004
Average deposits	3,199,683	2,671,710	2,661,164	2,483,264	1,901,096
Average stockholders' equity	352,282	316,486	309,558	274,684	183,625
Number of deposit accounts	197,733	189,288	171,278	173,842	95,784
Number of full-service offices	107	105	75	72	39

The tables on pages 16, 17 and 18 set forth selected consolidated financial information and other financial data of the Company. The selected balance sheet and statement of operations data, insofar as they relate to the years ended December 31, 2012, 2011, 2010, 2009 and 2008, are derived from our Consolidated Financial Statements, which have been audited by BKD, LLP. See Item 6. "Selected Consolidated Financial Data," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8. "Financial Statements and Supplementary Information" in the Company's Annual Report on Form 10-K. Results for past periods are not necessarily indicative of results that may be expected for any future period.



The Million Dollar Convention

1927

Selected Consolidated Financial Data

	For the Year Ended December 31,				
	2012	2011	2010	2009	2008
			(In Thousands)		
Summary Statement of Operations Information:					
Interest income:					
Loans	$170,163	$171,201	$145,832	$123,463	$119,829
Investment securities and other	23,345	27,466	27,359	32,405	24,985
	193,508	198,667	173,191	155,868	144,814
Interest expense:					
Deposits	20,720	26,370	38,427	54,087	60,876
Federal Home Loan Bank advances	4,430	5,242	5,516	5,352	5,001
Short-term borrowings and repurchase agreements	2,610	2,965	3,329	6,393	5,892
Subordinated debentures issued to capital trust	617	569	578	773	1,462
	28,377	35,146	47,850	66,605	73,231
Net interest income	165,131	163,521	125,341	89,263	71,583
Provision for loan losses	43,863	35,336	35,630	35,800	52,200
Net interest income after provision for loan losses	121,268	128,185	89,711	53,463	19,383
Noninterest income:					
Commissions	1,036	896	767	309	1,129
Service charges and ATM fees	19,087	18,063	18,652	17,669	15,352
Net realized gains on sales of loans	5,505	3,524	3,765	2,889	1,415
Net realized gains on sales of available-for-sale securities	2,666	483	8,787	2,787	44
Recognized impairment of available-for-sale securities	(680)	(615)	---	(4,308)	(7,386)
Late charges and fees on loans	1,028	651	767	672	819
Gain (loss) on derivative interest rate products	(38)	(10)	---	1,184	6,981
Gain recognized on business acquisitions	31,312	16,486	---	89,795	---
Accretion (amortization) of income/expense related to business acquisition	(18,693)	(37,797)	(10,427)	2,733	---
Other income	4,779	2,450	2,018	2,497	2,134
	46,002	4,131	24,329	116,227	20,488
Noninterest expense:					
Salaries and employee benefits	51,262	43,606	39,908	35,684	25,534
Net occupancy expense	20,179	15,220	13,480	11,720	7,446
Postage	3,301	3,096	3,231	2,721	2,157
Insurance	4,476	4,840	4,463	5,617	2,131
Advertising	1,572	1,316	1,754	1,349	891
Office supplies and printing	1,389	1,268	1,447	1,124	736
Telephone	2,768	2,270	2,158	1,642	1,180
Legal, audit and other professional fees	4,323	3,803	2,832	2,741	1,699
Expense on foreclosed assets	8,748	11,846	4,914	4,959	3,431
Partnership tax credit	5,782	3,985	1,240	---	---
Other operating expenses	8,760	6,226	6,723	4,145	2,942
	112,560	97,476	82,150	71,702	48,147
Income (loss) from continuing operations before income taxes	54,710	35,840	31,890	97,988	(8,276)
Provision (credit) for income taxes	10,623	5,183	8,590	32,983	(3,785)
Net income (loss) from continuing operations	44,087	29,657	23,300	65,005	(4,491)
Discontinued Operations					
Income from discontinued operations, net of income taxes	4,619	612	565	42	63
Net income (loss)	48,706	30,269	23,865	65,047	(4,428)
Preferred stock dividends and discount accretion	608	2,798	3,403	3,353	242
Non-cash deemed preferred stock dividend	---	1,212	---	---	---
Net income (loss) available to common shareholders	$ 48,098	$ 26,259	$ 20,462	$ 61,694	$ (4,670)

Selected Consolidated Financial Data

	At and For the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Number of shares in thousands)				
Per Common Share Data:					
Basic earnings (loss) per common share	$ 3.55	$ 1.95	$ 1.52	$ 4.61	$ (0.35)
Diluted earnings (loss) per common share	$ 3.54	$ 1.93	$ 1.46	$ 4.44	$ (0.35)
Diluted earnings (loss) from continuing operations per common share	$ 3.20	$ 1.89	$ 1.42	$ 4.44	$ (0.35)
Cash dividends declared	$ 0.72	$ 0.72	$ 0.72	$ 0.72	$ 0.72
Book value per common share	$ 22.94	$ 19.78	$ 18.40	$ 18.12	$ 13.34
Average shares outstanding	13,534	13,462	13,434	13,390	13,381
Year-end actual shares outstanding	13,596	13,480	13,454	13,406	13,381
Average fully diluted shares outstanding	13,592	13,626	14,046	13,382	13,381
Earnings Performance Ratios:					
Return on average assets(1)	1.22%	0.87%	0.68%	1.91%	(0.18)%
Return on average stockholders' equity(2)	16.55	11.67	9.42	29.72	(2.47)
Non-interest income to average total assets	1.49	0.35	0.91	3.61	1.12
Non-interest expense to average total assets	2.98	2.99	2.52	2.30	2.21
Average interest rate spread(3)	4.53	5.06	3.81	2.98	2.74
Year-end interest rate spread	3.57	3.68	3.81	3.56	3.02
Net interest margin(4)	4.61	5.17	3.93	3.03	3.01
Efficiency ratio(5)	53.03	59.54	56.52	36.88	55.86
Net overhead ratio(6)	1.48	2.64	1.61	(1.31)	1.09
Common dividend pay-out ratio(7)	20.34	37.31	49.32	16.22	N/A
Asset Quality Ratios (8):					
Allowance for loan losses/year-end loans	2.21%	2.33%	2.48%	2.35%	1.66%
Non-performing assets/year-end loans and foreclosed assets	2.98	3.31	3.93	2.99	3.69
Allowance for loan losses/non-performing loans	180.84	149.95	141.02	151.38	87.84
Net charge-offs/average loans	2.43	2.09	2.05	1.44	2.63
Gross non-performing assets/year end assets	1.84	1.96	2.30	1.79	2.48
Non-performing loans/year-end loans	0.94	1.25	1.52	1.24	1.90
Balance Sheet Ratios:					
Loans to deposits	74.42%	72.65%	73.17%	77.06%	90.23%
Average interest-earning assets as a percentage of average interest-bearing liabilities	110.12	110.55	108.22	102.17	108.98
Capital Ratios:					
Average common stockholders' equity to average assets	7.4%	7.4%	7.2%	6.4%	7.1%
Year-end tangible common stockholders' equity to assets	7.7	6.9	7.1	6.5	6.7
Great Southern Bancorp, Inc.:					
Tier 1 risk-based capital ratio	15.7	14.8	16.8	15.0	13.8
Total risk-based capital ratio	16.9	16.1	18.0	16.3	15.1
Tier 1 leverage ratio	9.5	9.2	9.5	8.6	10.1
Great Southern Bank:					
Tier 1 risk-based capital ratio	14.7	14.1	14.6	12.9	10.7
Total risk-based capital ratio	15.9	15.3	15.8	14.2	11.9
Tier 1 leverage ratio	8.9	8.6	8.3	7.4	7.8
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (9):					
Including deposit interest	3.09x	1.78x	1.53x	2.30x	0.88x
Excluding deposit interest	8.24x	3.30x	2.99x	6.29x	0.33x

(1) Net income (loss) divided by average total assets.
(2) Net income (loss) divided by average stockholders' equity.
(3) Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.
(5) Non-interest expense divided by the sum of net interest income plus non-interest income.
(6) Non-interest expense less non-interest income divided by average total assets.
(7) Cash dividends per common share divided by earnings per common share.
(8) Excludes assets covered by FDIC loss sharing agreements.
(9) In computing the ratio of earnings to fixed charges and preferred stock dividend requirement: (a) earnings have been based on income before income taxes and fixed charges, and (b) fixed charges consist of interest and amortization of debt discount and expense including amounts capitalized and the estimated interest portion of rents.



2012 Financial Information

Contents

20 Management's Discussion and Analysis of Financial Condition and Results of Operation.

56 Report of Independent Registered Public Accounting Firm.

57 Consolidated Statements of Financial Condition.

59 Consolidated Statements of Income.

61 Consolidated Statements of Comprehensive Income.

62 Consolidated Statements of Stockholders' Equity.

64 Consolidated Statements of Cash Flows.

67 Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Forward-looking Statements

When used in this Annual Report and in other documents filed or furnished by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "intends" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, (i) expected cost savings, synergies and other benefits from the Company's merger and acquisition activities, including but not limited to the recently completed FDIC-assisted transactions involving Sun Security Bank and InterBank, might not be realized within the anticipated time frames or at all, the possibility that the amount of the gain the Company ultimately recognizes from the InterBank transaction will be materially different from the preliminary gain recorded, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (ii) changes in economic conditions, either nationally or in the Company's market areas; (iii) fluctuations in interest rates; (iv) the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (v) the possibility of other-than-temporary impairments of securities held in the Company's securities portfolio; (vi) the Company's ability to access cost-effective funding; (vii) fluctuations in real estate values and both residential and commercial real estate market conditions; (viii) demand for loans and deposits in the Company's market areas; (ix) legislative or regulatory changes that adversely affect the Company's business, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing regulations, and the overdraft protection regulations and customers' responses thereto; (x) monetary and fiscal policies of the Federal Reserve Board and the U.S. Government and other governmental initiatives affecting the financial services industry; (xi) results of examinations of the Company and Great Southern by their regulators, including the possibility that the regulators may, among other things, require the Company to increase its allowance for loan losses or to write-down assets; (xii) the uncertainties arising from the Company's participation in the Small Business Lending Fund, including uncertainties concerning the potential future redemption by us of the U.S. Treasury's preferred stock investment under the program, including the timing of, regulatory approvals for, and conditions placed upon, any such redemption; (xiii) costs and effects of litigation, including settlements and judgments; and (xiv) competition. The Company wishes to advise readers that the factors listed above and other risks described from time to time in the company's filings with the SEC could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake-and specifically declines any obligation-to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Allowance for Loan Losses and Valuation of Foreclosed Assets

The Company believes that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining an allowance level believed by management to be sufficient to absorb estimated loan losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates of, among others, expected default probabilities, loss once loans default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, value of collateral, estimated losses, and general amounts for historical loss experience.

The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required which would adversely impact earnings in future periods. In addition, the Bank's regulators could require additional provisions for loan losses as part of their examination process. The Bank's latest annual regulatory examination was completed in December 2012.

Additional discussion of the allowance for loan losses is included in the Company's 2012 Annual Report on Form 10-K under "Item 1. Business - Allowances for Losses on Loans and Foreclosed Assets." Inherent in this process is the evaluation of individual significant credit relationships. From time to time certain credit relationships may deteriorate due to payment performance, cash flow of the borrower, value of collateral, or other factors. In these instances, management may have to revise its loss estimates and assumptions for these specific credits due to changing circumstances. In some cases, additional losses may be realized; in other instances, the factors that led to the deterioration may improve or the credit may be refinanced elsewhere and allocated allowances may be released from the particular credit. For the periods included in the financial statements contained in this report, management's overall methodology for evaluating the allowance for loan losses has not changed significantly.

In addition, the Company considers that the determination of the valuations of foreclosed assets held for sale involves a high degree of judgment and complexity. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially from the carrying value reflected in the financial statements, resulting in losses that could adversely impact earnings in future periods.

Carrying Value of FDIC-covered Loans and Indemnification Asset

The Company considers that the determination of the carrying value of loans acquired in the FDIC-assisted transactions and the carrying value of the related FDIC indemnification assets involve a high degree of judgment and complexity. The carrying value of the acquired loans and the FDIC indemnification assets reflect management's best ongoing estimates of the amounts to be realized on each of these assets. The Company determined initial fair value accounting estimates of the assumed assets and liabilities in accordance with FASB ASC 805, *Business Combinations*. However, the amount that the Company realizes on these assets could differ materially from the carrying value reflected in its financial statements, based upon the timing of collections on the acquired loans in future periods. Because of the loss sharing agreements with the FDIC on these assets, the Company should not incur any significant losses. To the extent the actual values realized for the acquired loans are different from the estimates, the indemnification asset will generally be impacted in an offsetting manner due to the loss sharing support from the FDIC. Subsequent to the initial valuation, the Company continues to monitor identified loan pools and related loss sharing assets for changes in estimated cash flows projected for the loan pools, anticipated credit losses and changes in the accretable yield. Analysis of these variables requires significant estimates and a high degree of judgment. See Note 4 of the accompanying audited financial statements for additional information.

Goodwill and Intangible Assets

Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually and more frequently if circumstances indicate their value may not be recoverable. Goodwill is tested for impairment using a process that estimates the fair value of each of the Company's reporting units compared with its carrying value. The Company defines reporting units as a level below each of its operating segments for which there is discrete financial information that is regularly reviewed. As of December 31, 2012, the Company has one reporting unit to which goodwill has been allocated – the Bank. If the fair value of a reporting unit exceeds its carrying value, then no impairment is recorded. If the carrying value amount exceeds the fair value of a reporting unit, further testing is completed comparing the implied fair value of the reporting unit's goodwill to its carrying value to measure the amount of impairment. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values of those assets to their carrying values. At December 31, 2012, goodwill consisted of $379,000 at the Bank reporting unit. Other identifiable intangible assets that are subject to amortization are amortized on a straight-line basis over periods ranging from three to seven years. At December 31, 2012, the amortizable intangible assets consisted of core deposit intangibles of $5.4 million. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value. See Note 1 of the accompanying audited financial statements for additional information.

For purposes of testing goodwill for impairment, the Company used a market approach to value its reporting unit. The market approach applies a market multiple, based on observed purchase transactions for each reporting unit, to the metrics appropriate for the valuation of the operating unit. Significant judgment is applied when goodwill is assessed for impairment. This judgment may include developing cash flow projections, selecting appropriate discount rates, identifying relevant market comparables and incorporating general economic and market conditions.

Based on the Company's goodwill impairment testing, management does not believe any of its goodwill or other intangible assets are impaired as of December 31, 2012. While the Company believes no impairment existed at December 31, 2012, different conditions or assumptions used to measure fair value of the reporting unit, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the Company's impairment evaluation in the future.

Current Economic Conditions

Current economic conditions present financial institutions with unprecedented circumstances and challenges which, in some cases, have resulted in large declines in the fair value of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The Company's financial statements are prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Recent economic conditions have impacted the markets in which we operate. Throughout our market areas, the economic downturn beginning in 2008 negatively affected consumer confidence and elevated unemployment levels. Recently there have been signs of increasing optimism and economic activity. Unemployment levels across our market areas have decreased. The Missouri unemployment rate declined during the year ended December 31, 2012 from 8.2% at December 31, 2011 to 6.5% at December 31, 2012, and was below the national average of 7.6% at December 31, 2012. The Iowa and Kansas unemployment rates also declined during the year ended December 31, 2012 from 6.1% and 6.8% at December 31, 2011, respectively, to 5.6% and 6.3% at December 31, 2012, respectively. The St. Louis market area continues to carry the highest level of unemployment among our market areas, with unemployment rates at 7.0%, and 8.9% at December 31, 2012 and 2011, respectively, but is still below national levels. Job creation in the St. Louis market, while positive, remains sluggish. The unemployment rate for the Springfield market area was below the national average, at 5.4% at December 31, 2012. Average prices for existing home sales in the Midwest, which includes our market areas, increased 5.8% in 2012 over 2011 according to the National Association of Realtors. Building permits have increased across our market areas while foreclosure filings have plunged to their lowest level since April 2007 according to CNNMoney. These improvements are anticipated to continue throughout 2013. Commercial real estate markets also improved substantially in the Company's markets. Vacancy rates continued to fall with a notable improvement in sales, absorption and rents. According to real estate services firm, CoStar Group, retail, office and industrial types of commercial real estate properties had vacancy rates that averaged 7.32%, 11.84% and 9.19%, respectively, in the Company's primary markets for 2012. These vacancy rates in the Company's primary markets remain slightly elevated from averages of 7.1%, 10.5% and 7.3%, respectively, for 2008, prior to the economic downturn but have shown continued improvement over the past two years. National averages were 6.9%, 12.5% and 8.9%, respectively, for 2012, still elevated from 6.5%, 11.7% and 8.8% for 2008, according to the CoStar Group. Increased vacancy rates for commercial real estate properties correlate to fewer commercial land development sales because of the risk involved in developing these types of properties when completed properties have vacancies. Loan types specifically impacted in the Company's loan portfolio over the past 5 years include residential and commercial land development, segments of the commercial real estate portfolio and condominium development in the St. Louis, Central Missouri and Branson market areas. Overall lending activity has increased somewhat but is still below historic levels.

General

The profitability of the Company and, more specifically, the profitability of its primary subsidiary, the Bank, depends primarily on its net interest income, as well as provisions for loan losses and the level of non-interest income and non-interest expense. Net interest income is the difference between the interest income the Bank earns on its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

In the year ended December 31, 2012, Great Southern's total assets increased $165.2 million, or 4.4%, from $3.79 billion at December 31, 2011, to $3.96 billion at December 31, 2012. Full details of the current year changes in total assets are provided in the "Comparison of Financial Condition at December 31, 2012 and December 31, 2011" section of this Annual Report.

Loans. In the year ended December 31, 2012, Great Southern's net loans increased $195.5 million, or 9.2%, from $2.12 billion at December 31, 2011, to $2.32 billion at December 31, 2012. The increase was primarily due to the loans acquired in the InterBank FDIC-assisted transaction during 2012 which totaled $259.2 million at December 31, 2012. Excluding loans covered by loss sharing agreements, commercial real estate loans increased $52.5 million, or 8.2%, other commercial loans increased $28.2 million, or 11.9%, consumer auto loans increased $23.2 million, or 39.1%, and multi-family residential loans increased $23.8 million, or 9.8%. Commercial construction loans also increased, but the increase was primarily offset by decreases in subdivision construction and land development loans. Partially offsetting these increases was a decrease in net loans acquired through the 2009 and 2011 FDIC-assisted transactions of $131.9 million, or 33.3%, primarily because of loan repayments, and a decrease in the loans acquired in the InterBank transaction since the acquisition date of $36.4 million, primarily because of loan repayments. As loan demand is affected by a variety of factors, including general economic conditions, and because of the competition we face and our focus on pricing discipline and

credit quality, we cannot be assured that our loan growth will match or exceed the level of increases achieved in prior years. The net loan growth in certain loan categories experienced during the year ended December 31, 2012, excluding the InterBank FDIC-assisted transaction, may continue into 2013. However, based upon the current lending environment and economic conditions, the Company does not expect to grow the overall loan portfolio significantly at this time. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels.

Of the total loan portfolio at December 31, 2012 and 2011, 78.0% and 79.0%, respectively, was secured by real estate, as this is the Bank's primary focus in its lending efforts. At December 31, 2012 and 2011, commercial real estate and commercial construction loans were 42.2% and 46.5% of the Bank's total loan portfolio (excluding loans acquired through FDIC-assisted transactions), respectively. Commercial real estate and commercial construction loans generally afford the Bank an opportunity to increase the yield on, and the proportion of interest rate sensitive loans in its portfolio. They do, however, present somewhat greater risk to the Bank because they may be more adversely affected by conditions in the real estate markets or in the economy generally. At December 31, 2012 and 2011, loans made in the Springfield, Mo. metropolitan statistical area (Springfield MSA) were 24% and 27% of the Bank's total loan portfolio (excluding loans acquired through FDIC-assisted transactions), respectively. The Company's headquarters are located in Springfield and we have operated in this market since 1923. Because of our large presence and experience in the Springfield MSA, many lending opportunities exist. However, if the economic conditions of the Springfield MSA were worse than those of other market areas in which we operate or the national economy overall, the performance of these loans could decline comparatively. At December 31, 2012 and 2011, loans made in the St. Louis, Mo. metropolitan statistical area (St. Louis MSA) were 21% and 20% of the Bank's total loan portfolio (excluding loans acquired through FDIC-assisted transactions), respectively. The Company's expansion into the St. Louis MSA in May 2009 provided an opportunity to not only expand its markets and provide diversification from the Springfield MSA, but also provided access to a larger economy with increased lending opportunities despite higher levels of competition. Loans made in the St. Louis MSA are primarily commercial real estate, commercial business and multi-family residential loans which are less likely to be impacted by the higher levels of unemployment rates, as mentioned above under "Current Economic Conditions," than if the focus were on one- to four-family residential and consumer loans. For further discussions of the Bank's loan portfolio, and specifically, commercial real estate and commercial construction loans, see "Item 1. Business – Lending Activities" in the Company's 2012 Annual Report on Form 10-K.

The percentage of fixed-rate loans in our loan portfolio (excluding loans acquired through FDIC-assisted transactions) has increased from 21% in 2008 to 48% in 2012 due to customer preference for fixed rate loans during this period of low interest rates. Of the total amount of fixed rate loans in our portfolio, 72% mature within one to five years and therefore are not considered to create significant long-term interest rate risk for the Company. Fixed rate loans make up only a portion of our balance sheet and our overall interest rate risk strategy. As of December 31, 2012, our internal interest rate risk models indicated a one-year interest rate sensitivity gap that is fairly neutral. For further discussion of our interest rate sensitivity gap and the processes used to manage our exposure to interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk – How We Measure the Risks to Us Associated with Interest Rate Changes." For discussion of the risk factors associated with interest rate changes, see "Risk Factors – We may be adversely affected by interest rate changes" in the Company's 2012 Annual Report on Form 10-K.

While our policy allows us to lend up to 95% of the appraised value on single-family properties and up to 90% on two- to four-family residential properties, originations of loans with loan-to-value ratios at that level are minimal. When they are made at those levels, private mortgage insurance is typically required for loan amounts above the 80% level or our analyses determined minimal risk to be involved and therefore these loans are not considered to have more risk to us than other residential loans. We consider these lending practices to be consistent with or more conservative than what we believe to be the norm for banks our size. At December 31, 2012 and December 31, 2011, an estimated 0.2% and 0.6%, respectively, of total owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination. At December 31, 2012 and December 31, 2011, an estimated 0.8% and 0.4%, respectively, of total non-owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination.

At December 31, 2012 troubled debt restructurings totaled $46.8 million, or 2.0% of total loans, down $11.3 million from $58.1 million, or 2.7% of total loans, at December 31, 2011. At December 31, 2010, troubled debt restructurings totaled $20.4 million, or 1.1% of total loans. At December 31, 2009, troubled debt restructurings totaled $11.6 million, or 0.5% of total loans. At December 31, 2008, the Company had no loans that were modified in troubled debt restructurings. This increase over the past five years is primarily due to the economic downturn and the resulting increased number of borrowers experiencing financial difficulty. Concessions granted to borrowers experiencing financial difficulties may include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. While the types of concessions made have not changed as a result of the economic recession, the number of concessions granted has increased as reflected in the increase in troubled debt restructurings. During the year ended December 31, 2012, eleven loans totaling $38.0 million were each restructured into multiple new loans. During the year ended December 31, 2011, twelve loans totaling $41.0 million were each restructured into multiple new loans. During the year ended December 31, 2010, four loans totaling $8.2 million were each restructured into multiple new loans. For further information on troubled debt restructurings, see Note 3 of the accompanying audited financial statements.

The loss sharing agreements with the FDIC are subject to limitations on the types of losses covered and the length of time losses are covered, and are conditioned upon the Bank complying with its requirements in the agreements with the FDIC, including requirements regarding servicing and other loan administration matters. The loss sharing agreements extend for ten years for single family real estate loans and for five years for other loans. At December 31, 2012, approximately six years remain on the loss sharing agreement for single family real estate loans acquired from TeamBank and the remaining loans have an estimated average life of two to eleven years. At December 31, 2012, approximately seven years remain on the loss sharing agreement for single family real estate loans acquired from Vantus Bank and the remaining loans have an estimated average life of two to thirteen years. At December 31, 2012, approximately nine years remain on the loss sharing agreement for single family real estate loans acquired from Sun Security Bank and the remaining loans have an estimated average life of four to eleven years. At December 31, 2012, approximately nine years remain on the loss sharing agreement for single family real estate loans acquired from InterBank and the remaining loans have an estimated average life of seven to fourteen years. At December 31, 2012, approximately one year remains on the loss sharing agreement for non-single family loans acquired from TeamBank and the remaining loans are have an estimated average life of one to five years. At December 31, 2012, approximately two years remain on the loss sharing agreement for non-single family loans acquired from Vantus Bank and the remaining loans have an estimated average life of two to five years. At December 31, 2012, approximately four years remain on the loss sharing agreement for non-single family loans acquired from Sun Security Bank and the remaining loans have an estimated average life of one to two years. At December 31, 2012, approximately four years remain on the loss sharing agreement for non-single family loans acquired from InterBank and the remaining loans have an estimated average life of three to eight years. While the expected repayments for certain of the acquired loans extend beyond the terms of the loss sharing agreements, the Bank has identified and will continue to identify problem loans and will make every effort to resolve them within the time limits of the agreements. The Company may sell any loans remaining at the end of the loss sharing agreement subject to the approval of the FDIC. Acquired loans are currently included in the analysis and estimation of the allowance for loan losses. However, when the loss sharing agreements end, the allowance for loan losses related to any acquired loans retained in the portfolio may need to increase. The loss sharing agreements and their related limitations are described in detail in Note 4 of the accompanying audited financial statements.

The level of non-performing loans and foreclosed assets affects our net interest income and net income. While we did not have an overall high level of charge-offs on our non-performing loans prior to 2008, we generally do not accrue interest income on these loans and do not recognize interest income until the loans are repaid or interest payments have been made for a period of time sufficient to provide evidence of performance on the loans. Generally, the higher the level of non-performing assets, the greater the negative impact on interest income and net income. We expect the loan loss provision, non-performing assets and foreclosed assets will generally remain elevated and will fluctuate from period to period. In addition, expenses related to the credit resolution process could also remain elevated.

Available-for-sale Securities. In the year ended December 31, 2012, available-for-sale securities decreased $68.4 million, or 7.8%, from $875.4 million at December 31, 2011, to $807.0 million at December 31, 2012. The decrease was due to net sales and repayments of mortgage-backed securities which decreased $45.6 million from $641.7 million at December 31, 2011 to $596.1 million at December 31, 2012 and securities of states and political subdivisions, which decreased $27.3 million from $150.2 million at December 31, 2011 to $122.9 million at December 31, 2012.

Cash and Cash Equivalents. Cash and cash equivalents totaled $404.1 million at December 31, 2012 an increase of $23.9 million, or 6.3%, from $380.2 million at December 31, 2011. The increase in cash and cash equivalents during 2012 was due to cash received from the FDIC in the InterBank FDIC-assisted transaction and proceeds from the sale and repayment of certain investments.

Foreclosed Assets. Foreclosed assets totaled $68.9 million at December 31, 2012, an increase of $1.3 million, or 1.9%, from $67.6 million at December 31, 2011. Foreclosed assets, excluding those covered by loss sharing agreements with the FDIC, increased from $32.7 million, or 1.2% of total assets, at December 31, 2008 to $50.1 million, or 1.3% of total assets, at December 31, 2012. Foreclosed assets began increasing in 2007 as the United States economy slowed due to a severe economic recession in 2008 and 2009. During 2010, 2011 and 2012, economic growth was slow and residential and commercial real estate markets recovered only slightly, if at all. The levels of net additions to foreclosed assets during 2012 remained elevated. Because sales of foreclosed properties have been slower than additions, total foreclosed assets increased in each of the last four years. The trend of higher additions and lower sales due to the economy is magnified in the subdivision construction and land development categories where properties are more speculative in nature and market activity has been very slow. See "Non-performing Assets – Foreclosed Assets" for additional information on the Company's foreclosed assets.

Deposits. The Company attracts deposit accounts through its retail branch network, correspondent banking and corporate services areas, and brokered deposits. The Company then utilizes these deposit funds, along with Federal Home Loan Bank (FHLBank) advances and other borrowings, to meet loan demand or otherwise fund its activities. In the year ended December 31, 2012, total deposit balances increased $189.7 million, or 6.4%. The increase was primarily due to the addition of the $456.3 million of core deposits assumed from InterBank in the FDIC-assisted transaction during 2012. Including the deposits assumed from InterBank, interest-bearing transaction accounts increased $199.7 million, non-interest-bearing checking accounts increased $55.0 million and

retail certificates of deposit increased $80.4 million. Total brokered deposits decreased $145.5 million, primarily because of a reduction in deposits that are part of the CDARS program. Included in total brokered deposits at December 31, 2012 and December 31, 2011, were Great Southern Bank customer deposits totaling $109.1 million and $216.3 million, respectively, that are part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The FDIC considers these customer accounts to be brokered deposits due to the fees paid in the CDARS program. The Company did not actively try to grow CDARS customer deposits during the current period and decreased interest rates offered on these deposits during the year ended December 31, 2012.

Our deposit balances may fluctuate from time to time depending on customer preferences and our relative need for funding. In 2012, we experienced an overall increase in deposits, primarily due to the deposits assumed in the InterBank FDIC-assisted transaction. Because of overall low loan demand and increased liquidity levels in 2012, when compared to historic trends, we chose to allow certain types of our deposit balances to decrease. As discussed previously regarding 2012, this was primarily done by redeeming brokered CDs without replacement and by allowing higher-cost CDARS accounts to decrease by offering lower rates or redeeming them. The transition in deposit types from time deposits to transaction deposits benefits our net interest margin by generally reducing our cost of funds. We do not consider our retail certificates of deposit to be guaranteed long-term funding because customers can withdraw their funds at any time with minimal interest penalty. When loan demand begins trending upward, we can increase rates paid on deposits to increase deposit balances and may again utilize brokered deposits to provide necessary funding. Because the Federal Funds rate is already very low, there may be a negative impact on the Company's net interest income due to the Company's inability to lower its funding costs significantly in the current low interest rate environment, although interest rates on assets may decline further.

The InterBank and other core deposits added during 2012 helped the Company lower overall funding costs. However, because market interest rates are already very low, it may be difficult for the Company to further lower its funding costs significantly, while interest rates on assets may decline further. The level of competition for deposits in our markets is high. While it is our goal to gain checking account and retail certificate of deposit market share in our branch footprint, we cannot be assured of this in future periods. In addition, while we have been generally lowering our deposit rates over the past several quarter, increasing rates paid on deposits can help to attract deposits if needed; however, this could negatively impact the Company's net interest margin.

Our ability to fund growth in future periods may also be dependent on our ability to continue to access brokered deposits and FHLBank advances. In times when our loan demand has outpaced our generation of new deposits, we have utilized brokered deposits and FHLBank advances to fund these loans. These funding sources have been attractive to us because we can create variable rate funding, if desired, which more closely matches the variable rate nature of much of our loan portfolio. While we do not currently anticipate that our ability to access these sources will be reduced or eliminated in future periods, if this should happen, the limitation on our ability to fund additional loans would adversely affect our business, financial condition and results of operations.

Net Interest Income and Interest Rate Risk Management. Our net interest income may be affected positively or negatively by interest rate changes in the market. A large portion of our loan portfolio is tied to the "prime rate" of interest and adjusts immediately when this rate adjusts (subject to the effect of loan interest rate floors, which are discussed below). We monitor our sensitivity to interest rate changes on an ongoing basis (see "Quantitative and Qualitative Disclosures About Market Risk"). In addition, our net interest income may be impacted by changes in the cash flows expected to be received from acquired loan pools. As described in Note 4 of the accompanying audited financial statements, the Company's evaluation of cash flows expected to be received from acquired loan pools is on-going and increases in cash flow expectations are recognized as increases in accretable yield through interest income. Decreases in cash flow expectations are recognized as impairments through the allowance for loan losses.

The current level and shape of the interest rate yield curve poses challenges for interest rate risk management. The FRB last changed interest rates on December 16, 2008. Great Southern has a significant portfolio of loans which are tied to a "prime rate" of interest. Some of these loans are tied to some national index of "prime," while most are indexed to "Great Southern prime." The Company has elected to leave its "Great Southern prime rate" of interest at 5.00%. This does not affect a large number of customers, as a majority of the loans indexed to "Great Southern prime" are already at interest rate floors which are provided for in individual loan documents. But for the interest rate floors, a rate cut by the FRB generally would have an anticipated immediate negative impact on the Company's net interest income due to the large total balance of loans which generally adjust immediately as the Federal Funds rate adjusts. Loans at their floor rates are subject to the risk that borrowers will seek to refinance elsewhere at the lower market rate, however. Because the Federal Funds rate is already very low, there may also be a negative impact on the Company's net interest income due to the Company's inability to lower its funding costs significantly in the current environment, although interest rates on assets may decline further. Conversely, interest rate increases would normally result in increased interest rates on our prime-based loans. The interest rate floors in effect may limit the immediate increase in interest rates on these loans, until such time as rates rise above the floors. However, the Company may have to increase rates paid on deposits to maintain deposit balances and pay higher rates on borrowings. The impact of the low rate environment on our net interest margin in future periods is expected to be fairly neutral. As our time deposits mature in future periods, we expect to be able to continue to reduce rates somewhat as they renew. However, any margin gained by these rate reductions is likely to be offset by reduced yields from our investment securities as

payments are made on our mortgage-backed securities and the proceeds are reinvested at lower rates. Similarly, interest rates on adjustable rate loans may reset lower according to their contractual terms and new loans may be originated at lower market rates. For further discussion of the processes used to manage our exposure to interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk – How We Measure the Risks to Us Associated with Interest Rate Changes."

The negative impact of declining loan interest rates has been mitigated by the positive effects of the Company's loans which have interest rate floors. At December 31, 2012, the Company had a portfolio (excluding the loans acquired in the FDIC-assisted transactions) of prime-based loans totaling approximately $586 million with rates that change immediately with changes to the prime rate of interest. Of this total, $551 million also had interest rate floors. These floors were at varying rates, with $23 million of these loans having floor rates of 7.0% or greater and another $388 million of these loans having floor rates between 5.0% and 7.0%. In addition, there were $140 million of these loans with floor rates between 3.25% and 5.0%. At December 31, 2012, all $551 million of these loans were at their floor rates. The loan yield for the total loan portfolio was approximately 214, 261 and 278 basis points higher than the national "prime rate of interest" at December 31, 2012, 2011 and 2010, respectively, partly because of these interest rate floors. While interest rate floors have had an overall positive effect on the Company's results during this period, they do subject the Company to the risk that borrowers will elect to refinance their loans with other lenders. To the extent economic conditions improve, the risk that borrowers will seek to refinance their loans increases.

Non-Interest Income and Operating Expenses. The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of service charges and ATM fees, accretion income (net of amortization) related to the FDIC-assisted acquisitions, late charges and prepayment fees on loans, gains on sales of loans and available-for-sale investments and other general operating income. In 2012, 2011 and 2009, non-interest income was also affected by the gains recognized on the FDIC-assisted transactions. In 2012, 2011 and 2010, increases in the cash flows expected to be collected from the FDIC-covered loan portfolios resulted in amortization (expense) recorded relating to reductions of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. Non-interest income may also be affected by the Company's interest rate derivative activities, if the Company chooses to implement derivatives. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, expenses related to foreclosed assets, postage, FDIC deposit insurance, advertising and public relations, telephone, professional fees, office expenses and other general operating expenses. Details of the current period changes in non-interest income and non-interest expense are provided under "Results of Operations and Comparison for the Years Ended December 31, 2012 and 2011."

Business Initiatives

In 2012, several initiatives have been completed or are underway related to the Company's banking center network. In February, the Company opened a new banking center in O'Fallon, Mo., a suburb of St. Louis. The Company now operates seven banking centers in the St. Louis metro area.

During the second quarter, the Company replaced two existing banking centers with new facilities. In April, a new banking center on West Kearney in north Springfield, Mo., was opened replacing a leased location approximately one block east. In May, a new banking center on West 135th Street in Olathe, Kan., was opened in an established retail business district replacing the former banking site located in a lesser developed area of the city.

In October 2012, a new banking center at 600 W. Republic in Springfield, Mo., was opened, which replaced a nearby leased facility at 3961 S. Campbell. A new banking center in Greenfield, Mo., was also opened in December 2012. The full-service banking center replacd a previously razed drive-thru facility on the same lot. At the same time as the opening of the new facility, a leased banking center in downtown Greenfield was closed.

In March 2013, a new banking center in Downtown Springfield is expected to open, which replaces a leased facility two blocks away. Great Southern operated from this new location at 331 South Ave. in the 1960's through the 1980's. A new full-service banking center in a commercial district in Omaha, Neb., is under construction. In addition to the banking center, a commercial lending team will be housed in this facility. The facility is expected to be open in fall 2013. The Company currently operates two banking centers in the Omaha metropolitan area – one in Bellevue and one in Fort Calhoun.

On the technology front, in January 2012, the Company launched a new smartphone application for iPhone and Android users providing customers another channel for accessing their accounts. In December 2012, the Company launched an online consumer loan application service so that customers can apply online for various consumer loans including auto, boat, recreational vehicle and home equity loans. In January 2013, the Company introduced Mobile Check Deposit, a smartphone application-based service enabling customers to conveniently deposit a paper check to their checking account by utilizing the smartphone camera. Text Banking is expected to be launched in the second quarter of 2013 providing another channel for customers to access account information.

The Company reorganized its internal organizational structure during the year to more effectively serve business banking customers. Small Business Banking and Corporate Services were combined to form the Business Banking division, which will offer depository and lending products to customers in a more streamlined and comprehensive manner.

On November 30, 2012, Great Southern Bank separately sold Great Southern Travel and Great Southern Insurance to Milwaukee-based Adelman Travel and St. Louis-based HM, respectively. The two sales resulted in a combined transaction gain totaling $6.1 million.

Effect of Federal Laws and Regulations

General. Federal legislation and regulation significantly affect the banking operations of the Company and the Bank, and have increased competition among commercial banks, savings institutions, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

Legislation Impacting the Financial Services Industry. On July 21, 2010, sweeping financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape, including provisions that, among other things, centralize responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, with broad rulemaking authority for a wide range of consumer protection laws that apply to all banks, require new capital rules and apply to bank holding companies the same leverage and risk-based capital requirements that apply to insured depository institutions, , change the assessment base for federal deposit insurance, repeal the federal prohibitions on the payment of interest on demand deposits, amend the account balance limit for federal deposit insurance protection, and increase the authority of the Federal Reserve Board to examine the Company and its non-bank subsidiaries.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on the Company and the financial services industry more generally. Provisions in the legislation that affect deposit insurance assessments, and payment of interest on demand deposits could increase the costs associated with deposits. Provisions in the legislation that require revisions to the capital requirements of the Company and the Bank could require the Company and the Bank to seek additional sources of capital in the future.

A provision of the Dodd-Frank Act, commonly referred to as the "Durbin Amendment," directed the FRB to analyze the debit card payments system and fix the interchange rates based upon their estimate of actual costs. The FRB has established the interchange rate for all debit transactions for issuers with over $10 billion in assets, effective October 1, 2011, at $0.21 per transaction. An additional five basis points of the transaction amount and an additional $0.01 may be collected by the issuer for fraud prevention and recovery, provided the issuer performs certain actions. Although the Bank is currently exempt from the provisions of the rule on the basis of asset size, there is some uncertainty about the long-term impact there will be on the interchange rates for issuers below the $10 billion level of assets.

New Proposed Capital Rules. The federal banking agencies have proposed rules that would substantially amend the regulatory risk-based capital rules applicable to the Bank and the Company. The proposed rules would implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. "Basel III" refers to various documents released by the Basel Committee on Banking Supervision. As published, the proposed rules contemplated a general effective date of January 1, 2013, and, for certain provisions, various phase-in periods and later effective dates. However, the federal banking agencies have announced that the proposed rules will not be effective on January 1, 2013. The agencies have not adopted final rules or published any modifications to the proposed rules. The proposed rules as published are summarized below. It is not possible to predict when or in what form final regulations may be adopted.

The proposed rules include new minimum capital ratios, to be phased in until fully effective on January 1, 2015, and would refine the definitions of what constitutes "capital" for purposes of calculating those ratios. The proposed new minimum capital ratios would be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. The proposed rules would also establish a "capital conservation buffer" requirement of 2.5% above each of the new regulatory minimum capital ratios to be phased in starting on January 1, 2016 and fully effective on January 1, 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if any of its capital levels fell below the capital conservation buffer amount.

The federal banking agencies also proposed revisions, effective January 1, 2015, to the prompt corrective action framework, which is designed to place restrictions on insured depository institutions if their capital levels show signs of weakness. Under the prompt corrective action requirements, insured depository institutions would be required to meet the following in order to qualify as "well

capitalized:" (i) a common equity Tier 1 risk-based capital ratio of 6.5%; (ii) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (iii) a total risk-based capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (unchanged from the current rules).

The Basel III also contains provisions on liquidity include complex criteria establishing a liquidity coverage ratio ("LCR") and net stable funding ratio ("NSFR"). The purpose of the LCR is to ensure that a bank maintains adequate unencumbered, high quality liquid assets to meet its liquidity needs for 30 days under a severe liquidity stress scenario. The purpose of the NSFR is to promote more medium and long-term funding of assets and activities, using a one-year horizon. The federal banking agencies have not published proposed regulations on these provisions of Basel III.

FDIC-Assisted Acquisition of Certain Assets and Liabilities

On April 27, 2012, Great Southern Bank entered into a purchase and assumption agreement, including a loss sharing agreement, with the FDIC to purchase substantially all of the assets and assume substantially all of the deposits and other liabilities of Inter Savings Bank, FSB ("InterBank"), a full-service bank headquartered in Maple Grove, Minn. Established in 1965, InterBank operated four locations in three counties in the Minneapolis-St. Paul area. Assets with a fair value of approximately $490.1 million were acquired, including $285.5 million of loans, $75.3 million of cash and cash equivalents , $34.9 million of investment securities, $6.2 million of foreclosed assets, and $3.1 million of other assets. Liabilities with a fair value of $458.7 million were assumed, including $456.3 million of deposits, $2.3 million of accounts payable and $215,000 of other liabilities. A customer-related core deposit intangible asset of $1.0 million was also recorded. As a result of the excess of liabilities over assets, the Bank received $40.8 million in cash from the FDIC. Under the loss sharing agreement, the FDIC has agreed to cover 80% of the losses on the loans and foreclosed assets purchased subject to certain limitations. The Company recorded an FDIC indemnification asset of $84.0 million as a result of this loss sharing agreement.

The former InterBank franchise is currently operating under the Great Southern name from its previous locations. The Bank converted the InterBank operational systems into Great Southern's systems in August 2012, which allows all Great Southern and former InterBank customers to conduct business at any banking center throughout the Great Southern six-state franchise.

The Company recorded a one-time gain of $31.3 million (pre-tax) based upon the initial estimated fair value of the assets acquired and liabilities assumed in accordance with FASB ASC 805, *Business Combinations*, during the year ended December 31, 2012. FASB ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. The Company has continued to evaluate the initial fair value estimates and, has finalized these estimates without adjustment as of December 31, 2012. Additional income will be recognized in future periods as loans are collected from customers and as reimbursements of losses are collected from the FDIC, but we cannot estimate the timing of this income due to the variables associated with this transaction. Based on the level of discounts expected to be accreted into income in future years and the loss sharing agreement with the FDIC, none of the acquired InterBank loans are considered non-performing, as we have a reasonable expectation to recover both the discounted book balances of such loans as well as a yield on the discounted book balances.

InterBank presented an attractive franchise for the Company to acquire because it provided the opportunity for expansion into a new complementary market through banking centers which, for the most part, held competitive market positions in both loans and deposits. The Minneapolis-St. Paul market should provide new opportunities for commercial and real estate lending, as it is a large metropolitan area with relatively low unemployment and significant business activity. The Company also benefits from reduced credit risk due to the loss sharing agreement with the FDIC that was part of the transaction. See also Note 4 and Note 28 of the accompanying audited financial statements.

Sale of Business Units

Effective November 30, 2012, the Company sold the Bank's Great Southern Travel division to Milwaukee, Wisconsin-based Adelman Travel and the Bank's Great Southern Insurance division to St. Louis-based HM. Existing Great Southern Travel and Great Southern Insurance employees and offices became part of each acquirer's respective operations. The business units were sold after the Company made the decision to focus its resources on its core banking business.

The 2012 operations of the two divisions have been reclassified to include all revenues and expenses in discontinued operations. In 2012, the Company recognized gains on the sales totaling $6.1 million, which are included in the income from discontinued operations. The 2008 through 2011 operations have been restated to reflect the reclassification of revenues and expenses in discontinued operations. Revenues from the two divisions, excluding the gain on sale, totaled $8.2 million, $8.1 million, $7.6 million, $6.6 million and $7.7 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively, and is included in income from discontinued operations.

Recent Accounting Pronouncements

See Note 1 to the accompanying audited financial statements for a description of recent accounting pronouncements including the respective dates of adoption and expected effects on the Company's financial position and results of operations.

Comparison of Financial Condition at December 31, 2012 and December 31, 2011

During the year ended December 31, 2012, total assets increased by $165.2 million to $4.0 billion. The increase was primarily due to increases in loans and cash and cash equivalents, primarily attributable to the InterBank FDIC-assisted transaction. The increase was also due to increases in premises and equipment, partially offset by decreases in available-for-sale securities and prepaid expenses and other assets.

Net loans increased $195.5 million to $2.32 billion at December 31, 2012, due primarily to the InterBank loans acquired in the 2012 FDIC-assisted transaction which had a balance of $259.2 million at December 31, 2012. Commercial real estate loans increased $52.5 million, or 8.2%, commercial business loans increased $28.2 million, or 11.9%, consumer auto loans increased $23.2 million, or 39.1%, and multi-family residential loans increased $23.8 million, or 9.8%. Commercial construction loans also increased, but the increase was primarily offset by decreases in subdivision construction and land development loans. Partially offsetting these increases was a decrease in net loans acquired through the 2009 and 2011 FDIC-assisted transactions of $131.9 million, or 33.3%, primarily because of loan repayments. The increase in loans during 2012 was primarily due to financing loans which had been previously financed by other lenders, rather than significant overall economic improvement. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels given the current credit and economic environments.

Related to the loans purchased in the 2012, 2011 and 2009 FDIC-assisted transactions, the Company recorded indemnification assets which represent payments expected to be received from the FDIC through loss sharing agreements. The total balance of the FDIC indemnification asset increased $9.3 million to $117.3 million at December 31, 2012. The increase was due to the FDIC indemnification asset recorded through the InterBank FDIC-assisted transaction of $84.0 million which was reduced $8.9 million to $75.1 million at December 31, 2012 due to amounts billed to the FDIC for losses recognized. Partially offsetting this increase was a $66.1 million decrease in the FDIC indemnification assets related to the 2009 and 2011 FDIC-assisted transactions due to payments received from the FDIC as well as estimated improved cash flows to be collected from the loan obligors, resulting in reductions in payments expected to be received from the FDIC. The expected improved cash flows are further discussed in the "Interest Income – Loans" section below.

Securities available for sale decreased $68.4 million as compared to December 31, 2011. The decrease was due to sales and maturities of mortgage-backed securities which decreased $45.6 million from $641.7 million at December 31, 2011 to $596.1 million at December 31, 2012 and securities of states and political subdivisions, which decreased $27.3 million from $150.2 million at December 31, 2011 to $122.9 million at December 31, 2012. While there is no specifically stated goal, the available-for-sale securities portfolio has in recent periods been approximately 20% to 25% of total assets. The available-for-sale securities portfolio was 20.4% and 23.1% of total assets at December 31, 2012 and December 31, 2011, respectively.

Prepaid expenses and other assets decreased $5.6 million as compared to December 31, 2011, due to an approximately $10.2 million decrease in prepaid expenses and other assets, primarily due a reduction in receivables from the FDIC for losses covered by the loss sharing agreements of $9.2 million. Offsetting this decrease was an increase of $4.6 million in federal and state tax credit investments. The majority of the increase in tax credit investments was due to investments in federal low-income housing tax credits. These credits are typically purchased at 70-90% of the amount of the credit and are generally utilized to offset taxes payable over a 10-year period. For further information on the Company's investments in tax credits, see Note 7 of the accompanying audited financial statements.

The Company's net premises and equipment increased $18.1 million as compared to December 31, 2011. The primary reason for the increase was the purchase of approximately $6.1 million of fixed assets from the FDIC for the Sun Security Branch locations, the purchase of approximately $2.8 million of fixed assets from the FDIC for the InterBank branch locations and the addition of new locations as a result of the growth of the Company and to provide for future growth. During the year ended December 31, 2012, a new banking center was opened in O'Fallon, Mo. A new banking center in Olathe, Kan. was opened which relocated an existing banking center to a more established retail business district. In addition, a new banking center in Springfield, Mo. was opened, relocating a banking center with one of the Company's highest transaction volumes to provide more drive-thru lanes and better access. The Company replaced a leased banking center in Springfield, Mo., with a new banking center less than a mile away. The new site is a former bank office and provides greater customer access. A new banking center was opened in Greenfield, Mo., which replaced a previously razed drive-thru facility on the same lot, and a leased banking center downtown.

During the year ended December 31, 2012, cash and cash equivalents increased $23.9 million to $404.1 million. The increase during 2012 was due to sales and maturities of available-for-sale securities and the cash received from the FDIC in the InterBank FDIC-assisted transaction, partially offset by increased loan funding.

Total liabilities increased $119.9 million from $3.47 billion at December 31, 2011 to $3.58 billion at December 31, 2012. The increase was primarily attributable to increases in deposits and current and deferred income taxes, partially offset by decreases in FHLB advances and securities sold under repurchase agreements with customers. In the year ended December 31, 2012, total deposit balances increased $189.7 million, or 6.4%. The increase was primarily due to the addition of the $456.3 million of deposits assumed in the InterBank FDIC-assisted transaction during 2012. Including the deposits assumed in the InterBank FDIC-assisted transaction, interest-bearing transaction accounts increased $199.7 million, non-interest-bearing checking accounts increased $55.0 million and retail certificates of deposit increased $80.4 million. Since the second quarter of 2010, the Company's transaction account balances have trended upward while retail certificates of deposit have trended downward because of customer preference to have immediate access to funds during the current low interest rate environment. However, the addition of the InterBank deposits in the second quarter of 2012 resulted in the increase in retail certificates of deposit at December 31, 2012. Total brokered deposits, excluding the CDARS customer accounts, were $10.0 million at December 31, 2012, down from $48.3 million at December 31, 2011. The decrease was the result of $38.3 million of brokered deposits that matured or were called by the Company during the period while no new brokered deposits were added. At December 31, 2012 and 2011, Great Southern Bank customer deposits totaling $109.1 million and $216.3 million, respectively, were part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The FDIC counts these deposits as brokered, but these are deposit accounts that we generate with customers in our local markets.

FHLBank advances decreased $57.8 million from December 31, 2011. The Company elected to prepay $30.0 million of FHLB advances, which were assumed as part of the Sun Security transaction, during the first quarter of 2012. The penalties incurred to prepay these advances were primarily accounted for as part of the purchase accounting adjustments at the time of acquisition, resulting in no additional material expense in the year ended December 31, 2012. The level of FHLBank advances can fluctuate depending on growth in the Company's loan portfolio and other funding needs and sources of funds available to the Company. Most of the Company's FHLBank advances are fixed-rate advances that cannot be repaid prior to maturity without incurring significant penalties.

Securities sold under reverse repurchase agreements with customers decreased $37.1 million from December 31, 2011 as these balances fluctuate over time and rates paid on these accounts decreased.

Total stockholders' equity increased $45.3 million from $324.6 million at December 31, 2011 to $369.9 million at December 31, 2012. The Company recorded net income of $48.7 million for the year ended December 31, 2012, common and preferred dividends declared were $9.8 million and accumulated other comprehensive income increased $4.2 million. The increase in accumulated other comprehensive income resulted from increases in the fair value of the Company's available-for-sale investment securities. In addition, total stockholders' equity increased $2.7 million due to stock option exercises.

Results of Operations and Comparison for the Years Ended December 31, 2012 and 2011

General

Net income increased $18.4 million, or 60.9%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. Net income from continuing operations increased $14.4 million, or 48.7%, during the year ended December 31, 2012, compared to the year ended December 31, 2011. Net income was $48.7 million for the year ended December 31, 2012 compared to $30.3 million for the year ended December 31, 2011. Net income from continuing operations was $44.1 million for the year ended December 31, 2012 compared to $29.7 million for the year ended December 31, 2011. This increase was primarily due to an increase in non-interest income of $41.9 million, or 1013.6%, and an increase in net interest income of $1.6 million, or 1.0%, partially offset by an increase in non-interest expense of $15.1 million, or 15.5%, an increase in provision for income taxes of $5.4 million, or 104.9%, and an increase in the provision for loan losses of $8.5 million, or 24.1%. Non-interest income for the year ended December 31, 2012 included a gain recognized on business acquisition of $31.3 million, and also included net amortization expense of the FDIC indemnification asset of $18.7 million. Net income available to common shareholders was $48.1 million for the year ended December 31, 2012 compared to $26.3 million for the year ended December 31, 2011.

Total Interest Income

Total interest income decreased $5.2 million, or 2.6%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. The decrease was primarily due to a $4.1 million, or 15.0%, decrease in interest income on investments and other interest-earning assets, while interest income on loans decreased $1.0 million, or 0.6%. Interest income on loans decreased primarily due to variations in the adjustments to accretable yield due to increases in expected cash flows to be received from the FDIC-acquired loan pools as discussed below in "Interest Income – Loans" and in Note 4 of the accompanying audited financial statements. Interest income from investment securities and other interest-earning assets decreased during the year ended December 31, 2012 primarily due to lower average rates of interest. The lower average investment yields were primarily a result of lower yields on mortgage-backed

securities as interest rates reset downward. Prepayments on the mortgages underlying these securities resulted in amortization of premiums which also reduced yields.

Interest Income - Loans

During the year ended December 31, 2012 compared to the year ended December 31, 2011, interest income on loans decreased due to lower average interest rates, partially offset by higher average balances. Interest income decreased $26.1 million as the result of lower average interest rates on loans. The average yield on loans decreased from 8.53% during the year ended December 31, 2011 to 7.31% during the year ended December 31, 2012. This decrease was partially due to fluctuation in the additional yield accretion recognized in conjunction with the fair value of the loan pools acquired in the FDIC-assisted transactions, as the additional yield accretion was less in 2012 than in 2011. On an on-going basis the Company estimates the cash flows expected to be collected from the acquired loan pools. The cash flows estimate for the 2012 and 2011 FDIC-assisted transactions increased during 2012. The cash flows estimate for the 2009 FDIC-assisted transactions has increased each quarter since the third quarter of 2010, based on the payment histories and reduced loss expectations of the loan pools. These adjustments resulted in a total of $128.6 million of adjustments to date to be spread on a level-yield basis over the remaining expected lives of the loan pools. The increases in expected cash flows also reduced the amount of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. Therefore, the expected indemnification assets for the FDIC-assisted transactions have also been reduced, resulting in a total of $109.8 million of adjustments to date to be amortized on a comparable basis over the remainder of the loss sharing agreements or the remaining expected life of the loan pools, whichever is shorter. The adjustments increased interest income by $36.2 million and decreased non-interest income by $29.9 million during the year ended December 31, 2012, for a net impact of $6.3 million to pre-tax income. Because the adjustments will be recognized over the estimated remaining lives of the loan pools and the remainder of the loss sharing agreements, respectively, they will impact future periods as well. The remaining accretable yield adjustment that will affect interest income is $23.7 million and the remaining adjustment to the indemnification assets that will affect non-interest income (expense) is $(18.9) million. Of the remaining adjustments, we expect to recognize $13.2 million of interest income and $(11.2) million of non-interest income (expense) in 2013. Additional adjustments may be recorded in future periods as the Company continues to estimate expected cash flows from the acquired loan pools. For further discussion about these adjustments, see Note 4 of the accompanying audited financial statements. Apart from the yield accretion, the average yield on loans was 5.76% for the year ended December 31, 2012, down from 6.08% for the year ended December 31, 2011, as a result of both normal amortization of higher-rate loans and new loans that were made at current lower market rates.

Interest income increased $25.1 million as a result of higher average loan balances which increased from $2.01 billion during the year ended December 31, 2011 to $2.33 billion during the year ended December 31, 2012. The higher average balances were primarily due to the loans acquired in the InterBank FDIC-assisted transaction.

Interest Income - Investments and Other Interest-earning Assets

Interest income on investments decreased $4.4 million as a result of a decrease in average interest rates from 3.20% during the year ended December 31, 2011 to 2.68% during the year ended December 31, 2012. The majority of the Company's securities in 2011 and 2012 were mortgage-backed securities which are backed by hybrid ARMs that have fixed rates of interest for a period of time (generally one to ten years) and then adjust annually. The actual amount of securities that reprice and the actual interest rate changes on these securities are subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). Mortgage-backed securities are also subject to reduced yields due to more rapid prepayments in the underlying mortgages. As a result, premiums on these securities may be amortized against interest income more quickly, thereby reducing the yield recorded. Interest income on investments increased $156,000 as a result of an increase in average balances from $841.3 million during the year ended December 31, 2011, to $846.2 million during the year ended December 31, 2012. Average balances of securities increased due to purchases made for pledging to secure public-fund deposits. Interest income on other interest-earning assets increased $167,000 mainly due to higher average balances. Average balances of interest-earning deposits increased due to repayment of loans and the cash received from the FDIC in the InterBank FDIC-assisted transaction.

The Company's interest-earning deposits and non-interest-earning cash equivalents currently earn very low or no yield and therefore negatively impact the Company's net interest margin. At December 31, 2012, the Company had cash and cash equivalents of $404.1 million compared to $380.2 million at December 31, 2011. See "Net Interest Income" for additional information on the impact of this interest activity.

Total Interest Expense

Total interest expense decreased $6.8 million, or 19.3%, during the year ended December 31, 2012, when compared with the year ended December 31, 2011, due to a decrease in interest expense on deposits of $5.7 million, or 21.4%, a decrease in interest expense on FHLBank advances of $812,000, or 15.5%, and a decrease in interest expense on short-term and structured repo borrowings of $355,000, or 12.0%. These decreases were partially offset by an increase in interest expense on subordinated debentures issued to capital trust of $48,000, or 8.4%.

Interest Expense - Deposits

Interest on demand deposits decreased $3.0 million due to a decrease in average rates from 0.72% during the year ended December 31, 2011, to 0.49% during the year ended December 31, 2012. The average interest rates decreased due to lower overall market rates of interest since 2011 and because the Company chose to pay lower rates during 2012 when compared to 2011. Market rates of interest on checking and money market accounts have been decreasing since late 2008 when the FRB began reducing short-term interest rates. Interest on demand deposits increased $2.1 million due to an increase in average balances from $1.11 billion during the year ended December 31, 2011, to $1.46 billion during the year ended December 31, 2012. The increase in average balances of demand deposits was primarily a result of demand deposits assumed in the Sun Security Bank and InterBank FDIC-assisted transactions in 2011 and 2012. Also contributing to the increase was customer preference to transition from time deposits to demand deposits as well as organic growth in the Company's deposit base, particularly in interest-bearing checking accounts. Average noninterest-bearing demand balances increased from $307 million for the year ended December 31, 2011, to $386 million for the year ended December 31, 2012.

Interest expense on time deposits decreased $6.5 million as a result of a decrease in average rates of interest from 1.47% during the year ended December 31, 2011, to 1.00% during the year ended December 31, 2012. A large portion of the Company's certificate of deposit portfolio matures within one year and so it reprices fairly quickly; this is consistent with the portfolio over the past several years. Interest expense on deposits increased $1.7 million due to an increase in average balances of time deposits from $1.25 billion during the year ended December 31, 2011, to $1.36 billion during the year ended December 31, 2012. The increase in average balances of time deposits was primarily a result of time deposits assumed in the Sun Security Bank and InterBank FDIC-assisted transactions during 2011 and 2012. As previously mentioned, the increase in average balances of time deposits was partly offset by the customer preference to transition from time deposits to demand deposits. Also offsetting the increase was the reduction of the balance of brokered deposits, primarily CDARS accounts, of $145.5 million from December 31, 2011 to December 31, 2012.

The Dodd-Frank Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts beginning July 21, 2011. Although the ultimate impact of this legislation on the Company has not yet been fully determined, the Company expects interest costs associated with demand deposits may increase as a result of competitor responses to this change.

Interest Expense - FHLBank Advances, Short-term Borrowings and Structured Repurchase Agreements and Subordinated Debentures Issued to Capital Trust

During the year ended December 31, 2012 compared to the year ended December 31, 2011, interest expense on FHLBank advances decreased due to lower average interest rates and lower average balances. Interest expense on FHLBank advances decreased $433,000 due to a decrease in average balances from $159 million during the year ended December 31, 2011, to $145 million during the year ended December 31, 2012. Interest expense on FHLBank advances decreased $379,000 due to a decrease in average interest rates from 3.29% in the year ended December 31, 2011, to 3.05% in the year ended December 31, 2012. Most of the remaining advances are fixed-rate and are subject to penalty if paid off prior to maturity.

Interest expense on short-term borrowings and structured repurchase agreements decreased $376,000 due to a decrease in average balances from $304 million during the year ended December 31, 2011, to $266 million during the year ended December 31, 2012. The decrease in balances of short-term borrowings was primarily due to decreases in securities sold under repurchase agreements with the Company's deposit customers which tend to fluctuate. Interest expense on short-term borrowings and structured repurchase agreements increased $21,000 due to a slight increase in average rates on short-term borrowings and structured repurchase agreements from the year ended December 31, 2011, to the year ended December 31, 2012.

Interest expense on subordinated debentures issued to capital trust increased $48,000 due to an increase in average rates from 1.84% in the year ended December 31, 2011, to 1.99% in the year ended December 31, 2012. These debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at an average rate of three-month LIBOR plus 1.57%, adjusting quarterly.

Net Interest Income

Net interest income for the year ended December 31, 2012 increased $1.6 million to $165.1 million compared to $163.5 million for the year ended December 31, 2011. Net interest margin was 4.61% for the year ended December 31, 2012, compared to 5.17% in 2011, a decrease of 56 basis points. The Company's margin was positively impacted primarily by the increases in expected cash flows to be received from the loan pools acquired in the FDIC-assisted transactions and the resulting increases to accretable yield which was discussed previously in "Interest Income – Loans" and is discussed in Note 4 of the accompanying audited financial statements. The impact of these changes on the years ended December 31, 2012 and 2011 were increases in interest income of $36.2 million and $49.2 million, respectively, and increases in net interest margin of 101 basis points and 156 basis points, respectively. Excluding the positive impact of the additional yield accretion, net interest margin decreased one basis point during the year ended December 31,

2012. During 2011 and 2012, lower-rate transaction deposits increased as customers added to existing accounts or new customer accounts were opened, while higher-rate brokered deposits decreased and retail time deposits renewed at lower rates of interest. While retail certificates of deposit increased over the year-ago quarter because of the deposits assumed in the Sun Security Bank and InterBank FDIC-assisted acquisitions, those assumed were at relatively low market rates. The former InterBank generally paid above-market rates on its certificates of deposit. We have elected to reduce those rates as deposits have matured. The Company has also experienced decreases in yield on loans and investments, excluding the yield accretion income discussed above, when compared to the year-ago quarter. Existing loans continue to repay, and in many cases new loans originated are at rates which are lower than the rates on those repaying loans and may be lower than existing portfolio rates.

The Company's overall interest rate spread decreased 53 basis points, or 10.5%, from 5.06% during the year ended December 31, 2011, to 4.53% during the year ended December 31, 2012. The decrease was due to an 89 basis point decrease in the weighted average yield on interest-earning assets partially offset by a 36 basis point decrease in the weighted average rate paid on interest-bearing liabilities. The Company's overall net interest margin decreased 56 basis points, or 10.8%, from 5.17% for the year ended December 31, 2011, to 4.61% for the year ended December 31, 2012. In comparing the two years, the yield on loans decreased 122 basis points while the yield on investment securities and other interest-earning assets decreased 53 basis points. The rate paid on deposits decreased 38 basis points, the rate paid on FHLBank advances decreased 24 basis points, the rate paid on short-term borrowings remained unchanged, and the rate paid on subordinated debentures issued to capital trust increased 15 basis points.

For additional information on net interest income components, refer to the "Average Balances, Interest Rates and Yields" table in this Report.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses increased $8.6 million, from $35.3 million during the year ended December 31, 2011, to $43.9 million during the year ended December 31, 2012. The allowance for loan losses decreased $583,000, or 1.4%, to $40.6 million at December 31, 2012, compared to $41.2 million at December 31, 2011. Net charge-offs were $44.5 million in the year ended December 31, 2012, versus $35.6 million in the year ended December 31, 2011. Eleven relationships made up $28.4 million of the net charge-off total for the year ended December 31, 2012. General market conditions, and more specifically, real estate, absorption rates and unique circumstances related to individual borrowers and projects also contributed to the level of provisions and charge-offs in both 2011 and 2012. As properties were categorized as potential problem loans, non-performing loans or foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, and internal as well as external reviews.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in loan loss provision expense. Management long ago established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectability of the portfolio. Additional procedures provide for frequent management review of the loan portfolio based on loan size, loan type, delinquencies, on-going correspondence with borrowers, and problem loan work-outs. Management determines which loans are potentially uncollectible, or represent a greater risk of loss, and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

Loans acquired in the 2009, 2011 and 2012 FDIC-assisted transactions are covered by loss sharing agreements between the FDIC and Great Southern Bank which afford Great Southern Bank at least 80% protection from losses in the acquired portfolio of loans. The FDIC loss sharing agreements are subject to limitations on the types of losses covered and the length of time losses are covered and are conditioned upon the Bank complying with its requirements in the agreements with the FDIC. These limitations are described in detail in Note 4 of the accompanying audited financial statements. The acquired loans were grouped into pools based on common characteristics and were recorded at their estimated fair values, which incorporated estimated credit losses at the acquisition dates. These loan pools are systematically reviewed by the Company to determine the risk of losses that may exceed those identified at the time of the acquisition. Techniques used in determining risk of loss are similar to those used to determine the risk of loss for the legacy Great Southern Bank portfolio, with most focus being placed on those loan pools which include the larger loan relationships and those loan pools which exhibit higher risk characteristics. Review of the acquired loan portfolio also includes meetings with customers, review of financial information and collateral valuations to determine if any additional losses are apparent. At December 31, 2012 and 2011, an allowance for loan losses was established for loan pools exhibiting risks of loss totaling $17,000 and $30,000, respectively. Because of the loss sharing agreements, only 20% of the anticipated losses would be ultimately borne by the Bank.

The Bank's allowance for loan losses as a percentage of total loans, excluding loans supported by the FDIC loss sharing agreements, was 2.21% and 2.33% at December 31, 2012 and 2011, respectively. Management considers the allowance for loan losses adequate to

cover losses inherent in the Company's loan portfolio at December 31, 2012, based on recent reviews of the Company's loan portfolio and current economic conditions. If economic conditions remain weak or deteriorate further, it is possible that additional loan loss provisions would be required, thereby adversely affecting future results of operations and financial condition.

Non-performing Assets

Former TeamBank, Vantus Bank, Sun Security Bank and InterBank non-performing assets, including foreclosed assets, are not included in the totals and in the discussion of non-performing loans, potential problem loans and foreclosed assets below due to the respective loss sharing agreements with the FDIC, which cover at least 80% of principal losses that may be incurred in these portfolios. In addition, FDIC-supported TeamBank, Vantus Bank, Sun Security Bank and InterBank assets were initially recorded at their estimated fair values as of their acquisition dates of March 20, 2009, September 4, 2009, October 7, 2011 and April 27, 2012, respectively. The overall performance of the FDIC-covered loan pools has been better than original expectations as of the acquisition dates.

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time, and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate. Non-performing assets, excluding FDIC-covered non-performing assets, at December 31, 2012 were $72.6 million, a decrease of $1.8 million from $74.4 million at December 31, 2011. Non-performing assets as a percentage of total assets were 1.84% at December 31, 2012, compared to 1.96% at December 31, 2011.

Compared to December 31, 2011, non-performing loans decreased $5.0 million to $22.5 million and foreclosed assets increased $3.2 million to $50.1 million. Commercial real estate loans comprised $8.3 million, or 37.0%, of the total $22.5 million of non-performing loans at December 31, 2012. Other commercial loans comprised $6.2 million, or 27.8%, of the total $22.5 million of non-performing loans at December 31, 2012. One-to-four family residential loans comprised $4.3 million, or 18.9% of the total $22.5 million of non-performing loans at December 31, 2012.

Non-performing Loans. Activity in the non-performing loans category during the year ended December 31, 2012, was as follows:

	Beginning Balance, January 1	Additions	Removed from Non-Performing	Transfers to Potential Problem Loans	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ 186	$ --	$ --	$ (172)	$ --	$ --	$ (14)	$ --
Subdivision construction	6,661	3,465	(196)	(191)	(3,403)	(3,008)	(3,326)	2
Land development	2,655	8,586	(832)	--	(4,348)	(3,112)	(478)	2,471
Commercial construction	--	--	--	--	--	--	--	--
One- to four-family residential	7,238	6,828	(797)	(1,247)	(4,423)	(1,488)	(1,854)	4,257
Other residential	--	4,219	--	--	(2,950)	(1,269)	--	--
Commercial real estate	6,204	12,459	--	--	(5,978)	(3,312)	(1,049)	8,324
Other commercial	3,472	5,855	--	(50)	(18)	(2,047)	(964)	6,248
Consumer	1,081	2,364	(134)	(611)	(249)	(363)	(912)	1,176
Total	$ 27,497	$ 43,776	$ (1,959)	$ (2,271)	$ (21,369)	$ (14,599)	$ (8,597)	$ 22,478

At December 31, 2012, the land development category of non-performing loans included three loans. The largest relationship in this category, which was added during the year, totaled $2.1 million, or 84.5% of the total category, and was collateralized by land located in the Rogers, Arkansas area. The one- to four-family residential category included 28 loans, 21 of which were added during the year. None of the loans added to the one- to four-family residential category during 2012 were included in borrower relationships that were larger than $700,000. The commercial real estate category included nine loans, seven of which were added during the year. The largest two relationships in this category, which were added during the year, totaled $5.7 million, or 68.2% of the total category, and are collateralized by hotels. The other commercial category included nine loans, five of which were added during the year. The largest relationship in this category, which was added during the year, totaled $2.6 million, or 41.9% of the total category, and was collateralized by stock.

Foreclosed Assets. Of the total $68.9 million of foreclosed assets at December 31, 2012, $18.7 million represents the fair value of foreclosed assets acquired in the FDIC-assisted transactions in 2009, 2011 and 2012. These acquired foreclosed assets are subject to the loss sharing agreements with the FDIC and, therefore, are not included in the following table and discussion of foreclosed assets. Foreclosed assets have increased since the economic recession began in 2008. During the year, economic growth was slow and real

estate markets did not experience a recovery. Because of this, we experienced continued higher levels of additions to foreclosed assets during 2012. Because sales of foreclosed properties have been slower than additions, total foreclosed assets increased. Activity in foreclosed assets during the year ended December 31, 2012, was as follows:

	Beginning Balance, January 1	Additions	Proceeds from Sales	Capitalized Costs	ORE Expense Write-Downs	Ending Balance, December 31
	(In Thousands)					
One- to four-family construction	$ 1,630	$ 27	$ (1,296)	$ 327	$ (61)	$ 627
Subdivision construction	15,573	6,770	(4,273)	35	(958)	17,147
Land development	13,634	2,355	(565)	125	(1,491)	14,058
Commercial construction	2,747	3,764	--	--	--	6,511
One- to four-family residential	1,849	5,066	(5,499)	11	(227)	1,200
Other residential	7,853	4,633	(3,278)	12	(1,988)	7,232
Commercial real estate	2,290	6,559	(4,876)	--	(1,235)	2,738
Commercial business	85	90	(15)	--	--	160
Consumer	1,211	2,658	(3,398)	--	--	471
Total	$ 46,872	$ 31,922	$ (23,200)	$ 510	$ (5,960)	$ 50,144

At December 31, 2012, the subdivision construction category of foreclosed assets included 46 properties, the largest of which was located in the St. Louis, Mo. metropolitan area and had a balance of $3.6 million, or 20.6% of the total category. Of the total dollar amount in the subdivision construction category, 16.4% and 15.6% is located in Springfield, Mo., and Branson, Mo., respectively. The land development category of foreclosed assets included 26 properties, the largest of which had a balance of $2.3 million, or 16.3% of the total category. Of the total dollar amount in the land development category, 42.1% and 32.0% was located in the Branson, Mo. area and in northwest Arkansas, respectively, including the largest property previously mentioned.

As discussed below in the non-interest expense section, the $6.0 million in write-downs of foreclosed assets was primarily the result of management's evaluation of the foreclosed assets portfolio and decision to more aggressively market certain properties by reducing the asking prices. Management obtained broker pricing or used recent appraisals that were discounted based on internal experience selling or attempting to sell similar properties to determine the new asking prices. The majority of these write-downs were made in the subdivision construction and land development categories where properties are more speculative in nature and market activity has been very slow.

Potential Problem Loans. Potential problem loans decreased $4.9 million during the year ended December 31, 2012 from $54.3 million at December 31, 2011 to $49.4 million at December 31, 2012. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets, but are considered in determining the adequacy of the allowance for loan losses. Activity in the potential problem loans category during the year ended December 31, 2012, was as follows:

	Beginning Balance, January 1	Additions	Removed from Potential Problem	Transfers to Non-Performing	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
	(In Thousands)							
One- to four-family construction	$ 144	$ 691	$ --	$ (142)	$ --	$ --	$ (283)	$ 410
Subdivision construction	6,024	8,364	(918)	(2,931)	(3,553)	(4,539)	(795)	1,652
Land development	3,691	23,223	(3,450)	(6,919)	(804)	(6,588)	(339)	8,814
Commercial construction	--	--	--	--	--	--	--	--
One- to four-family residential	7,665	6,647	(4,045)	(4,044)	(177)	(199)	(871)	4,976
Other residential	7,640	21,228	(10,521)	(4,852)	(2,602)	(1,478)	(928)	8,487
Commercial real estate	25,799	20,220	(5,699)	(5,413)	(842)	(9,370)	(2,782)	21,913
Other commercial	3,318	4,934	(825)	(2,774)	--	(1,136)	(475)	3,042
Consumer	45	367	(26)	(94)	(20)	(20)	(123)	129
Total	$ 54,326	$ 85,674	$ (25,484)	$ (27,169)	$ (7,998)	$ (23,330)	$ (6,596)	$ 49,423

At December 31, 2012, the commercial real estate category of potential problem loans included 16 loans. The largest two relationships in this category, which were added during 2011 and 2012, respectively, had balances of $5.0 million and $4.4 million, respectively, or 42.8% of the total category. One relationship was collateralized by properties located in southwest Missouri and the other relationship was collateralized by property located in St. Louis, Mo. The land development category included seven loans, five of which were added during the year. The largest relationship in this category, which was added during the year, was $6.0 million, or 67.9% of the total catgegory and is collateralized by property in the Branson, Mo., area. The other residential category included five loans, all of which were added during the year. The largest relationship in this category, totaled $3.7 million, or 44.1% of the total category, and was collateralized by condominiums located in the St. Louis area. The one- to four-family residential category included 42 loans, 22 of which were added during the year. The largest relationship in this category, which was added during 2011 and included fifteen loans, totaled $1.1 million, or 22.8% of the total category, and was collateralized by over 30 separate properties in southwest Missouri.

Non-Interest Income

Non-interest income for the year ended December 31, 2012 was $46.0 million compared with $4.1 million for the year ended December 31, 2011. The increase of $41.9 million, or 1013.6%, was primarily the result of the following items:

Initial gains recognized on business acquisitions: The initial gain recognized on business acquisitions increased $14.8 million from the year ended December 31, 2011. During the quarter ended June 30, 2012, the Bank recognized a one-time gain on the FDIC-assisted acquisition of InterBank of $31.3 million (pre-tax). In the prior year, the Bank recognized a one-time gain of $16.5 million (pre-tax) on the FDIC-assisted acquisition of Sun Security Bank.

Amortization of indemnification asset: There was a smaller decrease to non-interest income from amortization related to business acquisitions compared to the year ended December 31, 2011. The net amortization, an amount which reduces net interest income, decreased $19.1 million from the prior year. As previously described under "Net Interest Income," due to the increase in cash flows expected to be collected from the TeamBank, Vantus Bank, Sun Security Bank and InterBank FDIC-covered loan portfolios, $29.9 million of amortization (decrease in non-interest income) was recorded in the year ended December 31, 2012, relating to reductions of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. This amortization (decrease in non-interest income) amount was down $13.9 million from the $43.8 million that was recorded in the year ended December 31, 2011, relating to reductions of expected reimbursements under the loss sharing agreements with the FDIC. Offsetting this, the Bank had additional income from the accretion of the discount on the indemnification assets related to the FDIC-assisted acquisitions involving Sun Security Bank, which was completed in October 2011, and InterBank

which was completed in April 2012. Income from the accretion of the discount was $11.1 million for the year ended December 31, 2012, an increase of $5.1 million from the $6.0 million recognized in the prior year.

Securities Gains and Impairments: Realized gains on sales of available-for-sale securities, net of impairment losses, increased $2.2 million from the year ended December 31, 2011. During the years ended December 31, 2012 and 2011, losses totaling $680,000 and $615,000, respectively, were recorded as a result of impairment write-downs in the value of an investment in a non-agency CMO. The impairment write-downs recognized during 2012 reduced the book value of this security to zero.

Gains on sales of single-family loans: Gains on sales of single-family loans increased $2.0 million from the year ended December 31, 2011. This was due to an increase in originations (primarily refinancings) of fixed-rate loans due to lower fixed rates, which were then sold in the secondary market.

Tax credits: The Bank sold or utilized several state tax credits during the year ended December 31, 2012, which resulted in a gain of $1.1 million.

Interest rate derivative income: The Company recognized non-interest income of $1.2 million during the period related to its matched book interest rate derivatives program. The Company provides interest rate derivatives to certain qualifying customers in order to facilitate their respective interest rate management objectives. Those interest rate swaps are economically hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. However, the Company does not account for these transactions as hedges. The Company earns non-interest income related to the derivatives it provides to its customers, which represents compensation for credit risk and administrative costs associated with making a market in derivatives.

Service charges and ATM fees: Service charges and ATM fees during the year ended December 31, 2012 increased by $1.0 million compared to the year ended December 31, 2011.

Non-Interest Expense

Total non-interest expense increased $15.1 million, or 15.5%, from $97.5 million in the year ended December 31, 2011, to $112.6 million in the year ended December 31, 2012. The Company's efficiency ratio for the year ended December 31, 2012, was 53.03%, down from 59.54% in 2011 due to the gain recognized on the FDIC-assisted acquisition, partially offset by increases in non-interest expense described below. The Company's ratio of non-interest expense to average assets decreased from 2.99% for the year ended December 31, 2011, to 2.98% for the year ended December 31, 2012. The following were key items related to the increase in non-interest expense for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Sun Security Bank FDIC-assisted transaction: Non-interest expense increased $4.7 million for the year ended December 31, 2012 when compared to the year ended December 31, 2011, due to the operating costs related to the operations acquired in the FDIC-assisted acquisition involving the former Sun Security Bank on October 7, 2011. Of this amount, $497,000 related to non-recurring acquisition-related costs incurred during the first quarter of 2012, primarily salaries ($127,000) and occupancy and equipment expenses ($215,000).

InterBank FDIC-assisted acquisition: Non-interest expense increased $4.7 million for the year ended December 31, 2012, when compared to the year ended December 31, 2011, due to operating costs related to the operations acquired in the FDIC-assisted acquisition involving the former InterBank on April 27, 2012. Of this amount, $2.4 million related to non-recurring acquisition-related expenses incurred during the second and third quarters of 2012, primarily related to salaries and benefits ($587,000), computer license and support ($541,000) and legal and other professional fees ($424,000).

Other operating expenses: Other operating expenses increased $2.5 million from the prior year primarily due to increases in expenses to originate loans, amortization of the core deposit intangible, contributions and other expenses.

Partnership tax credit: The Company has invested in certain federal low-income housing tax credits and federal new market tax credits. These credits are typically purchased at 70-90% of the amount of the credit and are generally utilized to offset taxes payable over ten-year and seven-year periods, respectively. During the year ended December 31, 2012, tax credits used to reduce the Company's tax expense totaled $7.4 million, up $2.7 million from $4.7 million for the year ended December 31, 2011. These tax credits resulted in corresponding amortization of $5.8 million during the year ended December 31, 2012, up $1.8 million from $4.0 million for the year ended December 31, 2011. The net result of these transactions was an increase to non-interest expense and a decrease to income tax expense, which positively impacted the Company's effective tax rate, but negatively impacted the Company's non-interest expense and efficiency ratio.

New banking centers: Continued internal growth of the Company since the year ended December 31, 2011, caused an increase in non-interest expense during the year ended December 31, 2012. The Company opened two retail banking centers in the St. Louis, Mo., market area – one in O'Fallon, Mo., in February 2012 and one in Affton, Mo., in December 2011. The operation of these two new locations increased non-interest expense for the year ended December 31, 2012, by $568,000 over the same period in 2011.

Foreclosure-related expenses: Partially offsetting the above increases was a decrease in expenses on foreclosed assets of $3.1 million for the year ended December 31, 2012, when compared to the year ended December 31, 2011, primarily due to the prior year write-downs of carrying values discussed previously. The discount on foreclosed assets acquired through the 2009, 2011 and 2012 FDIC-assisted acquisitions recognized as income decreased $356,000. These amounts were partially offset by an increase in expenses on foreclosed properties of $941,000 due to higher levels of foreclosed properties held.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income (from continuing operations) was 19.4% and 14.9% for the years ended December 31, 2012 and 2011, respectively. The effective tax rates (as compared to the statutory federal tax rate of 35.0%) were primarily affected by the tax credits noted above and by higher balances and rates of tax-exempt investment securities and loans which reduce the Company's effective tax rate. The Company's tax rate, however, was higher than in recent periods in the year ended December 31, 2012, due to the significant gain recognized on the FDIC-assisted transaction completed in 2012, and the gains recognized on the sales of the Travel and Insurance business units in 2012. In future periods, the Company expects the effective tax rate to be approximately 12%-18% of pre-tax net income, assuming it continues to maintain or increase its use of investment tax credits. The Company's effective tax rate may fluctuate as it is impacted by the level and timing of the Company's utilization of tax credits and the level of tax-exempt investments and loans.

Average Balances, Interest Rates and Yields

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. Interest income on loans includes the amortization of net loan fees which were deferred in accordance with accounting standards. Fees included in interest income were $3.2 million, $2.3 million and $2.0 million for 2012, 2011 and 2010, respectively. Tax-exempt income was not calculated on a tax equivalent basis. The table does not reflect any effect of income taxes.

	Dec. 31, 2012[2]	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010		
	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
					(Dollars In Thousands)					
Interest-earning assets:										
Loans receivable:										
One- to four-family residential	5.02%	$ 463,096	$ 31,643	6.83%	$ 321,325	$ 25,076	7.80%	$ 336,418	$ 22,156	6.59%
Other residential	4.95	314,630	18,807	5.98	256,170	15,536	6.06	219,983	13,036	5.93
Commercial real estate	5.20	785,181	56,428	7.19	690,413	54,698	7.92	677,760	49,301	7.27
Construction	5.03	219,309	20,802	9.49	265,102	33,966	12.81	320,500	26,101	8.77
Commercial business	5.24	228,109	19,439	8.52	194,622	20,953	10.77	173,837	15,250	8.14
Other loans	6.33	259,684	19,739	7.60	210,857	16,898	8.01	223,101	16,096	7.21
Industrial revenue bonds (1)	5.69	56,264	3,305	5.87	69,425	4,074	5.87	67,762	3,892	5.74
Total loans receivable	5.39	2,326,273	170,163	7.31	2,007,914	171,201	8.53	2,019,361	145,832	7.22
Investment securities (1)	2.79	846,197	22,674	2.68	841,308	26,962	3.20	760,924	26,858	3.53
Other interest-earning assets	0.10	413,092	671	0.16	311,493	504	0.16	407,377	501	0.12
Total interest-earning assets	4.35	3,585,562	193,508	5.40	3,160,715	198,667	6.29	3,187,662	173,191	5.43
Non-interest-earning assets:										
Cash and cash equivalents		84,035			75,019			77,074		
Other non-earning assets		336,016			261,126			263,307		
Total assets		$4,005,613			$3,496,860			$3,528,043		
Interest-bearing liabilities:										
Interest-bearing demand and savings	0.33	$ 1,456,172	7,087	0.49	$ 1,111,045	7,975	0.72	$ 922,885	8,468	0.92
Time deposits	1.00	1,357,741	13,633	1.00	1,253,937	18,395	1.47	1,484,580	29,959	2.02
Total deposits	0.62	2,813,913	20,720	0.74	2,364,982	26,370	1.12	2,407,465	38,427	1.60
Short-term borrowings and repurchase agreements	1.04	265,718	2,610	0.98	303,944	2,965	0.98	344,861	3,329	0.97
Subordinated debentures issued to capital trust	1.89	30,929	617	1.99	30,929	569	1.84	30,929	578	1.87
FHLB advances	3.50	145,464	4,430	3.05	159,148	5,242	3.29	162,378	5,516	3.40
Total interest-bearing liabilities	0.78	3,256,024	28,377	0.87	2,859,003	35,146	1.23	2,945,633	47,850	1.62
Non-interest-bearing liabilities:										
Demand deposits		385,770			306,728			253,699		
Other liabilities		11,537			14,693			19,153		
Total liabilities		3,653,331			3,180,424			3,218,485		
Stockholders' equity		352,282			316,436			309,558		
Total liabilities and stockholders' equity		$4,005,613			$3,496,860			$3,528,043		
Net interest income:										
Interest rate spread	3.57%		$165,131	4.53%		$163,521	5.06%		$125,341	3.81%
Net interest margin*				4.61%			5.17%			3.93%
Average interest-earning assets to average interest-bearing liabilities		110.1%			110.6%			108.2%		

* Defined as the Company's net interest income divided by total interest-earning assets.

(1) Of the total average balances of investment securities, average tax-exempt investment securities were $134.7 million, $106.8 million and $70.3 million for 2012, 2011 and 2010, respectively. In addition, average tax-exempt industrial revenue bonds were $22.1 million, $43.8 million and $46.0 million in 2012, 2011 and 2010, respectively. Interest income on tax-exempt assets included in this table was $5.8 million $6.8 million and $5.3 million for 2012, 2011 and 2010, respectively. Interest income net of disallowed interest expense related to tax-exempt assets was $5.5 million, $6.4 million and $4.7 million for 2012, 2011 and 2010, respectively.

(2) The yield/rate on loans at December 31, 2012 does not include the impact of the accretable yield (income) on loans acquired in the FDIC-assisted transactions. See "Net Interest Income" for a discussion of the effect on 2012 results of operations.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and rate. Tax-exempt income was not calculated on a tax equivalent basis.

	Year Ended December 31, 2012 vs. December 31, 2011			Year Ended December 31, 2011 vs. December 31, 2010		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(In Thousands)					
Interest-earning assets:						
Loans receivable	$ (26,148)	$ 25,110	$ (1,038)	$ 26,200	$ (831)	$ 25,369
Investment securities	(4,444)	156	(4,288)	(2,594)	2,698	104
Other interest-earning assets	2	165	167	137	(134)	3
Total interest-earning assets	(30,590)	25,431	(5,159)	23,743	1,733	25,476
Interest-bearing liabilities:						
Demand deposits	(2,974)	2,086	(888)	(2,038)	1,545	(493)
Time deposits	(6,456)	1,694	(4,762)	(7,370)	(4,194)	(11,564)
Total deposits	(9,430)	3,780	(5,650)	(9,408)	(2,649)	(12,057)
Short-term borrowings and structured repo	21	(376)	(355)	36	(400)	(364)
Subordinated debentures issued to capital trust	48	--	48	(9)	--	(9)
FHLBank advances	(379)	(433)	(812)	(158)	(116)	(274)
Total interest-bearing liabilities	(9,740)	2,971	(6,769)	(9,539)	(3,165)	(12,704)
Net interest income	$ (20,850)	$ 22,460	$ 1,610	$ 33,282	$ 4,898	$ 38,180

Results of Operations and Comparison for the Years Ended December 31, 2011 and 2010

General

Net income increased $6.4 million, or 26.8%, during the year ended December 31, 2011, compared to the year ended December 31, 2010. Net income was $30.3 million for the year ended December 31, 2011 compared to $23.9 million for the year ended December 31, 2010. Net income from continuing operations increased $6.4 million, or 27.3%, compared to the year ended December 31, 2011. Net income from continuing operations was $29.7 million compared to $23.3 million for the year ended December 31, 2010. This increase was primarily due to an increase in net interest income of $38.2 million, or 30.5%, and a decrease in provision for income taxes of $3.4 million, or 38.0%, partially offset by a decrease in non-interest income of $19.7 million, or 61.6%, and an increase in non-interest expense of $15.8 million, or 17.7%. Non-interest income for the year ended December 31, 2011 included a gain recognized on business acquisition of $16.5 million, and also included net amortization expense of the FDIC indemnification asset of $37.8 million. Net income available to common shareholders was $26.3 million for the year ended December 31, 2011 compared to $20.5 million for the year ended December 31, 2010.

Total Interest Income

Total interest income increased $25.5 million, or 14.7%, during the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase was primarily due to a $25.4 million, or 17.4%, increase in interest income on loans, while interest income on investments and other interest-earning assets increased $107,000, or 0.4%. Interest income on loans increased primarily due to increases in expected cash flows to be received from the FDIC-acquired loan pools and the resulting adjustments to accretable yield as discussed below in "Interest Income – Loans" and in Note 4 of the accompanying audited financial statements. Interest income from investment securities and other interest-earning assets was not significantly different in 2011 compared to 2010.

Interest Income - Loans

During the year ended December 31, 2011 compared to the year ended December 31, 2010, interest income on loans increased due to higher average interest rates, partially offset by slightly lower average balances. Interest income increased $26.2 million as the result of higher average interest rates on loans. The average yield on loans increased from 7.22% during the year ended December 31, 2010 to 8.53% during the year ended December 31, 2011. This increase was due to additional yield accretion recognized in conjunction with the fair value of the loan pools acquired in the 2009 FDIC-assisted transactions. On an on-going basis the Company estimates the cash flows expected to be collected from the acquired loan pools. The cash flows estimate for the 2009 FDIC-assisted transactions had increased each quarter since the third quarter of 2010, based on the payment histories and reduced loss expectations of the loan pools, resulting in a total of $86.0 million of adjustments to be spread on a level-yield basis over the remaining expected lives of the loan pools. The increases in expected cash flows also reduced the amount of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. Therefore, the expected indemnification assets for the 2009 FDIC-assisted transactions have also been reduced each quarter since the third quarter of 2010, resulting in a total of $75.7 million of adjustments to be amortized on a comparable basis over the remainder of the loss sharing agreements or the remaining expected life of the loan pools, whichever is shorter. The adjustments increased interest income by $49.2 million and decreased non-interest income by $43.8 million during the year ended December 31, 2011, for a net impact of $5.4 million to pre-tax income. Because the adjustments will be recognized over the estimated remaining lives of the loan pools and the remainder of the loss sharing agreements, respectively, they will impact future periods as well. For further discussion about these adjustments, see Note 4 of the accompanying audited financial statements. Apart from the yield accretion, the average yield on loans was 6.08% for the year ended December 31, 2011, down from 6.26% for the year ended December 31, 2010, as a result of both normal amortization of higher-rate loans and new loans that were made at current lower market rates.

Interest income decreased $831,000 as a result of lower average loan balances which decreased from $2.02 billion during the year ended December 31, 2010 to $2.01 billion during the year ended December 31, 2011. The lower average balances were primarily due to decreases in outstanding construction loans as many projects were completed in the past 12 to 18 months and demand for new construction loans has declined. Partially offsetting the decreases in construction loans were increased average balances of commercial real estate loans, commercial business loans and other residential multi-family loans.

Interest Income - Investments and Other Interest-earning Assets

Interest income on investments increased $2.7 million as a result of an increase in average balances from $760.9 million during the year ended December 31, 2010, to $841.3 million during the year ended December 31, 2011. Average balances of securities increased due to purchases made for pledging to secure public-fund deposits. Interest income on investments decreased $2.6 million as a result of a decrease in average interest rates from 3.53% during the year ended December 31, 2010 to 3.20% during the year ended December 31, 2011. The majority of the Company's securities in 2010 and 2011 were mortgage-backed securities which are backed by hybrid ARMs that have fixed rates of interest for a period of time (generally one to ten years) and then adjust annually. The actual amount of securities that reprice and the actual interest rate changes on these securities are subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). Mortgage-backed securities are also subject to reduced yields due to more rapid prepayments in the underlying mortgages. As a result, premiums on these securities may be amortized against interest income more quickly, thereby reducing the yield recorded. Interest income on other interest-earning assets changed little as slightly higher average rates were offset by lower average balances. Average balances of interest-earning deposits decreased due to increased loan funding, purchases of available-for-sale securities and redemption of brokered deposits, partially offset by the cash received from the FDIC in the Sun Security Bank FDIC-assisted transaction.

The Company's interest-earning deposits and non-interest-earning cash equivalents currently earn very low or no yield and therefore negatively impact the Company's net interest margin. At December 31, 2011, the Company had cash and cash equivalents of $380.2 million compared to $430.0 million at December 31, 2010. See "Net Interest Income" for additional information on the impact of this interest activity.

Total Interest Expense

Total interest expense decreased $12.7 million, or 26.5%, during the year ended December 31, 2011, when compared with the year ended December 31, 2010, due to a decrease in interest expense on deposits of $12.1 million, or 31.4%, a decrease in interest expense on short-term and structured repo borrowings of $364,000, or 10.9%, a decrease in interest expense on FHLBank advances of $274,000, or 5.0% and a decrease in interest expense on subordinated debentures issued to capital trust of $9,000, or 1.6%.

Interest Expense - Deposits

Interest on demand deposits decreased $2.0 million due to a decrease in average rates from 0.92% during the year ended December 31, 2010, to 0.72% during the year ended December 31, 2011. The average interest rates decreased due to lower overall market rates of interest since 2010 and because the Company chose to pay lower rates during 2011 when compared to 2010. Market rates of interest on checking and money market accounts have been decreasing since late 2007 when the FRB began reducing short-term interest rates. Interest on demand deposits increased $1.5 million due to an increase in average balances from $923 million during the year ended

December 31, 2010, to $1.11 billion during the year ended December 31, 2011. The increase in average balances of demand deposits was primarily a result of customer preference to transition from time deposits to demand deposits as well as organic growth in the Company's deposit base, particularly in interest-bearing checking accounts. Demand deposits assumed in the Sun Security Bank FDIC-assisted transaction during the fourth quarter of 2011 also contributed to the increase in average balances. Average noninterest-bearing demand balances increased from $254 million for the year ended December 31, 2010, to $307 million for the year ended December 31, 2011.

Interest expense on time deposits decreased $7.4 million as a result of a decrease in average rates of interest from 2.02% during the year ended December 31, 2010, to 1.47% during the year ended December 31, 2011. A large portion of the Company's certificate of deposit portfolio matures within one year and so it reprices fairly quickly; this is consistent with the portfolio over the past several years. Interest expense on deposits decreased $4.2 million due to a decrease in average balances of time deposits from $1.48 billion during the year ended December 31, 2010, to $1.25 billion during the year ended December 31, 2011. As previously mentioned, the decrease in average balances of time deposits was partly the result of customer preference to transition from time deposits to demand deposits. Also contributing to the decrease was the redemption of $106.2 million of brokered deposits since 2010 while just $10 million of new brokered deposits were added due to the Company's existing liquidity levels. Time deposits assumed in the Sun Security Bank FDIC-assisted transaction during the fourth quarter of 2011 somewhat offset the decrease in average balances.

Interest Expense - FHLBank Advances, Short-term Borrowings and Structured Repurchase Agreements and Subordinated Debentures Issued to Capital Trust

During the year ended December 31, 2011 compared to the year ended December 31, 2010, interest expense on FHLBank advances decreased due to lower average interest rates and lower average balances. Interest expense on FHLBank advances decreased $158,000 due to a decrease in average interest rates from 3.40% in the year ended December 31, 2010, to 3.29% in the year ended December 31, 2011. Interest expense on FHLBank advances decreased $116,000 due to a decrease in average balances from $162 million during the year ended December 31, 2010, to $159 million during the year ended December 31, 2011. Most of the remaining advances are fixed-rate and are subject to penalty if paid off prior to maturity.

Interest expense on short-term borrowings and structured repurchase agreements decreased $400,000 due to a decrease in average balances from $345 million during the year ended December 31, 2010, to $304 million during the year ended December 31, 2011. Interest expense on short-term borrowings and structured repurchase agreements increased $36,000 due to an increase in average rates on short-term borrowings and structured repurchase agreements from 0.97% in the year ended December 31, 2010, to 0.98% in the year ended December 31, 2011. The decrease in balances of short-term borrowings was primarily due to decreases in securities sold under repurchase agreements with the Company's deposit customers which tend to fluctuate.

Interest expense on subordinated debentures issued to capital trust decreased $9,000 due to a decrease in average rates from 1.87% in the year ended December 31, 2010, to 1.84% in the year ended December 31, 2011. These debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at an average rate of three-month LIBOR plus 1.57%, adjusting quarterly.

Net Interest Income

Net interest income for the year ended December 31, 2011 increased $38.2 million to $163.5 million compared to $125.3 million for the year ended December 31, 2010. Net interest margin was 5.17% for the year ended December 31, 2011, compared to 3.93% in 2009, an increase of 124 basis points. The Company's margin was positively impacted primarily by the increases in expected cash flows to be received from the loan pools acquired in the 2009 FDIC-assisted transactions and the resulting increases to accretable yield which was discussed previously in "Interest Income – Loans" and is discussed in Note 4 of the accompanying audited financial statements. The impact of these changes on the years ended December 31, 2011 and 2010 were increases in interest income of $49.2 million and $19.5 million, respectively, and increases in net interest margin of 156 basis points and 61 basis points, respectively. Excluding the positive impact of the additional yield accretion, net interest margin increased 29 basis points during the year ended December 31, 2011, primarily due to a change in the deposit mix during 2011. During 2011, lower-cost checking accounts increased as customers added to existing accounts or new customer accounts were opened while higher-cost brokered deposits decreased. During 2011, the Company redeemed $106.2 million of brokered deposits due to the Company's existing liquidity levels. For most of 2011, retail certificates of deposit continued to decrease, and those that were renewed or replaced generally had lower market rates of interest. In the fourth quarter of 2011, retail certificates of deposit increased due to the Sun Security Bank FDIC-assisted transaction. However, those assumed deposits generally paid lower rates of interest than existing retail certificates of deposit. Partially offsetting the decrease in rates on deposits was a decrease in yields on loans, excluding the yield accretion income discussed above, when compared to 2010.

The Company's overall interest rate spread increased 125 basis points, or 32.8%, from 3.81% during the year ended December 31, 2010, to 5.06% during the year ended December 31, 2011. The increase was due to an 86 basis point increase in the weighted average yield on interest-earning assets partially offset by a 39 basis point decrease in the weighted average rate paid on interest-bearing liabilities. The Company's overall net interest margin increased 124 basis points, or 31.6%, from 3.93% for the year ended December

31, 2010, to 5.17% for the year ended December 31, 2011. In comparing the two years, the yield on loans increased 131 basis points while the yield on investment securities and other interest-earning assets increased four basis points. The rate paid on deposits decreased 48 basis points, the rate paid on FHLBank advances decreased 11 basis points, the rate paid on short-term borrowings increased one basis point, and the rate paid on subordinated debentures issued to capital trust decreased three basis points.

For additional information on net interest income components, refer to the "Average Balances, Interest Rates and Yields" table in this Report.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses decreased $294,000, from $35.6 million during the year ended December 31, 2010, to $35.3 million during the year ended December 31, 2011. The allowance for loan losses decreased $255,000, or 0.6%, to $41.2 million at December 31, 2011, compared to $41.5 million at December 31, 2010. Net charge-offs were $35.6 million in the year ended December 31, 2011, versus $34.2 million in the year ended December 31, 2010. Ten relationships made up $25.4 million of the net charge-off total for the year ended December 31, 2011. General market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects also contributed to the level of provisions and charge-offs in both 2010 and 2011. As properties were categorized as potential problem loans, non-performing loans or foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

Loans acquired in the March 20, 2009, September 4, 2009 and October 7, 2011, FDIC-assisted transactions are covered by loss sharing agreements between the FDIC and Great Southern Bank which afford Great Southern Bank at least 80% protection from losses in the acquired portfolio of loans. The FDIC loss sharing agreements are subject to limitations on the types of losses covered and the length of time losses are covered and are conditioned upon the Bank complying with its requirements in the agreements with the FDIC. These limitations are described in detail in Note 4 of the accompanying audited financial statements. The acquired loans were grouped into pools based on common characteristics and were recorded at their estimated fair values, which incorporated estimated credit losses at the acquisition dates. These loan pools are systematically reviewed by the Company to determine the risk of losses that may exceed those identified at the time of the acquisition. Techniques used in determining risk of loss are similar to those used to determine the risk of loss for the legacy Great Southern Bank portfolio, with most focus being placed on those loan pools which include the larger loan relationships and those loan pools which exhibit higher risk characteristics. Review of the acquired loan portfolio also includes meetings with customers, review of financial information and collateral valuations to determine if any additional losses are apparent. At December 31, 2011 and 2010, an allowance for loan losses was established for one loan pool exhibiting risks of loss totaling $30,000. The loan pool was acquired through the Vantus Bank FDIC-assisted transaction and because of the loss sharing agreement, only 20% of the anticipated $30,000 loss would be ultimately borne by the Bank. At December 31, 2010, an allowance for loan losses was established for one other loan pool exhibiting risks of loss estimated at $800,000. This loan pool was charged-off during 2011 at an amount of $730,000 (which was the remaining balance of the loan pool), of which $584,000 was covered by the loss sharing agreement.

The Bank's allowance for loan losses as a percentage of total loans, excluding loans supported by the FDIC loss sharing agreements, was 2.33% and 2.48% at December 31, 2011 and 2010, respectively. Management considered the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at December 31, 2011, based on recent reviews of the Company's loan portfolio and current economic conditions.

Non-performing Assets

Former TeamBank, Vantus Bank and Sun Security Bank non-performing assets, including foreclosed assets, are not included in the totals and in the discussion of non-performing loans, potential problem loans and foreclosed assets below due to the respective loss sharing agreements with the FDIC, which cover at least 80% of principal losses that may be incurred in these portfolios. In addition, these covered assets were recorded at their estimated fair values as of March 20, 2009, for TeamBank, September 4, 2009, for Vantus Bank and October 7, 2011, for Sun Security Bank. The overall performance of the TeamBank and Vantus Bank FDIC-covered loan pools has been better than original expectations as of the acquisition dates. Because of the recent acquisition date for the Sun Security Bank FDIC-covered loan pools, initial performance expectations had not materially changed as of December 31, 2011.

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate. Non-performing assets, excluding FDIC-covered assets, at December 31, 2011 were $74.4 million, a decrease of $3.9 million from $78.3 million at December 31, 2010. Non-performing assets as a percentage of total assets were 1.96% at December 31, 2011, compared to 2.30% at December 31, 2010.

Compared to December 31, 2010, non-performing loans decreased $1.9 million to $27.5 million and foreclosed assets decreased $2.0 million to $46.9 million. Construction and land development loans comprised $9.5 million, or 34.6%, of the total $27.5 million of

non-performing loans at December 31, 2011. Commercial real estate loans comprised $6.2 million, or 22.6%, of the total $27.5 million of non-performing loans at December 31, 2011.

Non-performing Loans. Activity in the non-performing loans category during the year ended December 31, 2011, was as follows:

	Beginning Balance, January 1	Additions	Removed from Non-Performing	Transfers to Potential Problem Loans	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
	(In Thousands)							
One- to four-family construction	$ 578	$ 1,695	$ (245)	$ --	$ (1,166)	$ (102)	$ (574)	$ 186
Subdivision construction	1,860	14,534	(531)	(246)	(4,847)	(3,543)	(566)	6,661
Land development	5,668	2,326	(667)	(667)	(2,931)	(898)	(176)	2,655
Commercial construction	--	--	--	--	--	--	--	--
One- to four-family residential	5,608	7,901	(163)	--	(3,618)	(1,234)	(1,181)	7,313
Other residential	4,203	189	--	--	(3,186)	(906)	(300)	--
Commercial real estate	6,074	20,903	(5,966)	(1,911)	(3,619)	(8,200)	(1,077)	6,204
Other commercial	3,832	2,038	(1,161)	(3)	(106)	(671)	(457)	3,472
Consumer	1,597	1,497	(318)	(126)	(129)	(371)	(1,144)	1,006
Total	$ 29,420	$ 51,083	$ (9,051)	$ (2,953)	$ (19,602)	$ (15,925)	$ (5,475)	$ 27,497

At December 31, 2011, the subdivision construction category of non-performing loans included 11 loans. The largest relationship in this category, which was added during the year, totaled $3.6 million, or 54.3% of the total category, and was collateralized by property in central Arkansas. The one- to four-family residential category included 71 loans, 44 of which were added during the year. None of the loans added to the one- to four-family residential category during 2011 were included in borrower relationships that were larger than $700,000. The commercial real estate category included nine loans, five of which were added during the year. The largest relationship in this category, which was added during the year, totaled $2.5 million, or 41.9% of the total category, and was collateralized by property in Springfield, Mo.

Foreclosed Assets. Of the total $67.6 million of foreclosed assets at December 31, 2011, $20.7 million represents the fair value of foreclosed assets acquired in the FDIC-assisted transactions in 2009 and 2011. These acquired foreclosed assets are subject to the loss sharing agreements with the FDIC and, therefore, are not included in the following table and discussion of foreclosed assets. Activity in foreclosed assets during the year ended December 31, 2011, was as follows:

	Beginning Balance, January 1	Additions	Proceeds from Sales	Capitalized Costs	ORE Expense Write-Downs	Ending Balance, December 31
	(In Thousands)					
One- to four-family construction	$ 2,510	$ 1,166	$ (1,912)	$ 194	$ (328)	$ 1,630
Subdivision construction	19,816	4,081	(3,940)	--	(4,384)	15,573
Land development	10,620	7,528	(806)	--	(3,708)	13,634
Commercial construction	3,997	--	(1,250)	--	--	2,747
One- to four-family residential	2,896	3,849	(4,434)	22	(484)	1,849
Other residential	4,178	3,986	(305)	--	(6)	7,853
Commercial real estate	4,565	6,288	(7,578)	--	(985)	2,290
Commercial business	--	106	(21)	--	--	85
Consumer	318	2,489	(1,596)	--	--	1,211
Total	$ 48,900	$ 29,493	$ (21,842)	$ 216	$ (9,895)	$ 46,872

At December 31, 2011, the subdivision construction category of foreclosed assets included 53 properties, the largest of which was located in the St. Louis, Mo. metropolitan area and had a balance of $3.8 million, or 27.1% of the total category. Of the total dollar amount in the subdivision construction category, 19.9% is located in Branson, Mo. The land development category of foreclosed assets included 24 properties, the largest of which had a balance of $2.8 million, or 20.4% of the total category. Of the total dollar amount in the land development category, 35.2% was located in northwest Arkansas, including the largest property previously mentioned.

As discussed below in the non-interest expense section, the $9.9 million in write-downs of foreclosed assets was primarily the result of management's evaluation of the foreclosed assets portfolio and decision to more aggressively market certain properties by reducing the asking prices. Management obtained broker pricing or used recent appraisals that were discounted based on internal experience selling or attempting to sell similar properties to determine the new asking prices. The majority of these write-downs were made in the subdivision construction and land development categories where properties are more speculative in nature and market activity has been very slow.

Potential Problem Loans. Potential problem loans decreased $1.3 million during the year ended December 31, 2011 from $55.6 million at December 31, 2010 to $54.3 million at December 31, 2011. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets, but are considered in determining the adequacy of the allowance for loan losses. Activity in the potential problem loans category during the year ended December 31, 2011, was as follows:

	Beginning Balance, January 1	Additions	Removed from Potential Problem	Transfers to Non-Performing	Transfers to Foreclosed Assets	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ 714	$ 842	$ (339)	$ (426)	$ --	$ --	$ (647)	$ 144
Subdivision construction	6,473	5,709	(1,131)	(3,600)	--	(861)	(566)	6,024
Land development	11,476	837	(1,724)	--	(3,832)	(2,867)	(199)	3,691
Commercial construction	1,851	--	(1,200)	--	--	(651)	--	--
One- to four-family residential	8,786	5,160	(1,621)	(1,504)	--	(890)	(2,266)	7,665
Other residential	5,674	9,139	(3,850)	(189)	--	(3,125)	(9)	7,640
Commercial real estate	14,729	23,469	(1,267)	(6,732)	(2,669)	(785)	(946)	25,799
Other commercial	5,923	6,107	(3,707)	(1,095)	(1,361)	(1,714)	(835)	3,318
Consumer	23	231	(62)	(12)	--	--	(135)	45
Total	$ 55,649	$ 51,494	$ (14,901)	$ (13,558)	$ (7,862)	$ (10,893)	$ (5,603)	$ 54,326

At December 31, 2011, the commercial real estate category of potential problem loans included 20 loans. The largest two relationships in this category, which were added during the year, had balances of $7.4 million and $5.4 million, respectively, or 49.8% of the total category. Both relationships were collateralized by properties in southwest Missouri. The one- to four-family residential category included 60 loans, 47 of which were added during the year. The largest relationship in this category, which was added during the year and included six loans, totaled $1.9 million, or 25.1% of the total category, and was collateralized by over 35 separate properties in southwest Missouri. Another relationship in this category, which was added during the year and included 19 loans, totaled $1.1 million, or 14.8% of the total category, and was collateralized by over 30 separate properties in southwest Missouri. The other residential category included four loans, three of which were added during the year. The largest two relationships in this category, which were added during the year, had balances of $3.9 million and $3.6 million, respectively, or 98.7% of the total category. The relationships were collateralized by apartment buildings in southwest Missouri and central Missouri, respectively.

Non-Interest Income

Non-interest income for the year ended December 31, 2011 was $4.1 million compared with $24.3 million for the year ended December 31, 2010. Due to the sale of the Travel and Insurance business units in 2012, certain non-interest income items have been included in discontinued operations. The decrease of $20.2 million, or 83.0%, was primarily the result of the following items:

Amortization of indemnification asset: As previously described under "Net Interest Income," due to the increase in cash flows expected to be collected from the TeamBank and Vantus Bank FDIC-covered loan portfolios, $43.8 million of amortization (expense)

was recorded in the year ended December 31, 2011 relating to reductions of expected reimbursements under the loss sharing agreements with the FDIC, which are recorded as indemnification assets. This amortization (expense) amount was up $26.7 million from the $17.1 million that was recorded in the year ended December 31, 2010 relating to reductions of expected reimbursements under the loss sharing agreements with the FDIC.

Gains on securities: Fewer securities were sold during the year ended December 31, 2011, and, therefore, gains recognized on sales were $483,000, down $8.3 million from $8.8 million recognized for the year ended December 31, 2010.

Securities impairments: During the year ended December 31, 2011, losses totaling $615,000 were recorded as a result of impairment write-downs in the value of an investment in a non-agency CMO. The Company continues to hold this security in the available-for-sale category. Based on analyses of the securities portfolio during 2010, no impairment write-downs were necessary.

Partially offsetting the above decreases in non-interest income was the preliminary one-time gain of $16.5 million (pre-tax) recorded in relation to the Sun Security Bank FDIC-assisted acquisition during the year ended December 31, 2011, compared to the same period in 2010.

Non-Interest Expense

Total non-interest expense increased $15.3 million, or 18.7%, from $82.2 million in the year ended December 31, 2010, to $97.5 million in the year ended December 31, 2011. Due to the sale of the Travel and Insurance business units in 2012, certain non-interest expense items have been included in discontinued operations. The Company's efficiency ratio for the year ended December 31, 2011, was 59.54%, up from 56.52% in 2010 due to increased non-interest expenses as described below. The Company's ratio of non-interest expense to average assets increased from 2.52% for the year ended December 31, 2010, to 2.99% for the year ended December 31, 2011. The following were key items related to the increase in non-interest expense for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Sun Security Bank FDIC-assisted transaction: Non-interest expense increased $3.1 million for the year ended December 31, 2011 when compared to the year ended December 31, 2010, due to the FDIC-assisted acquisition of the former Sun Security Bank on October 7, 2011. Of this amount, $1.3 million related to non-recurring acquisition-related expenses, primarily related to salaries and benefits ($539,000) and occupancy and equipment expenses ($538,000).

Salaries and benefits: As a result of integrating the operations of Sun Security Bank and the Company's overall growth, the number of associates employed by the Company in operational and lending areas increased 4.4% from December 31, 2010 to December 31, 2011. This personnel increase, which excludes associates added from the former Sun Security Bank, as well as general merit increases for existing associates, was responsible for $3.1 million of the increase in salaries and benefits paid during the year ended December 31, 2011 when compared with the year ended December 31, 2010.

Amortization of tax credits: The Company has invested in certain federal low-income housing tax credits and federal new market tax credits. These credits are typically purchased at 70-90% of the amount of the credit and are generally utilized to offset taxes payable over ten-year and seven-year periods, respectively. During the year ended December 31, 2011, tax credits used to reduce the Company's tax expense totaled $4.7 million, up $3.4 million from $1.3 million for the year ended December 31, 2010. These tax credits resulted in corresponding amortization of $4.0 million during the year ended December 31, 2011, up $2.8 million from $1.2 million for the year ended December 31, 2010. The net result of these transactions was an increase to non-interest expense and a decrease to income tax expense, which positively impacted the Company's effective tax rate, but negatively impacted the Company's non-interest expense and efficiency ratio.

Foreclosure-related expenses: Since the economic recession began in 2008, real estate markets have not experienced full recovery and the Company has had continued higher levels of foreclosed assets. Sales of certain types of foreclosed properties have been slow and as a result, the most recent asking prices for certain properties, which were based on estimated fair values, no longer reflected reasonable selling prices. During the year ended December 31, 2011, the asking prices and recorded values for most properties in foreclosed assets, excluding those covered by FDIC loss sharing agreements, were reviewed and, in some cases, management and the Board of Directors decided to take a more aggressive approach to market some of these properties. In the instances where the asking prices were reduced, the carrying values of the assets were adjusted down to reflect the new estimated selling prices. In reviewing the values of the properties, the Company either used broker pricing or obtained new appraisals and discounted them based on our internal experience with similar properties. The result of this review was a $9.4 million write-down in the carrying value of foreclosed assets during the year ended December 31, 2011, primarily resulting in a $6.9 million increase in foreclosure-related expenses over the year ended December 31, 2010. Prior to the write-downs, the book values of the properties totaled $26.3 million.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income (from continuing operations) was 14.9% and 26.9% for the years ended December 31, 2011 and 2010, respectively. The effective tax rates (as compared to the statutory federal tax rate of 35.0%) were primarily affected by the tax credits noted above and by higher balances and rates of tax-exempt investment securities and loans which reduce the Company's effective tax rate. For future periods, the Company expects the effective tax rate to be approximately 17%-25% of pre-tax net income due to expected continued utilization of tax credits. The Company's effective tax rate may fluctuate as it is impacted by the level and timing of its utilization of tax credits and the level of tax-exempt investments and loans.

Liquidity

Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals and the day-to-day operations of the Company. Liquid assets include cash, interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. At December 31, 2012, the Company had commitments of approximately $199.6 million to fund loan originations, $286.7 million of unused lines of credit and unadvanced loans, and $25.4 million of outstanding letters of credit.

The following table summarizes the Company's fixed and determinable contractual obligations by payment date as of December 31, 2012. Additional information regarding these contractual obligations is discussed further in Notes 8, 9, 10, 11, 12, 13, and 16 of the accompanying audited financial statements.

	Payments Due In:			
	One Year or Less	**Over One to Five Years**	**Over Five Years**	**Total**
	(In Thousands)			
Deposits without a stated maturity	$ 1,949,246	$ ---	$ ---	$ 1,949,246
Time and brokered certificates of deposit	881,565	317,388	4,994	1,203,947
Federal Home Loan Bank advances	1,081	125,039	610	126,730
Short-term borrowings	180,416	---	---	180,416
Structured repurchase agreements	---	53,039	---	53,039
Subordinated debentures	---	---	30,929	30,929
Operating leases	1,022	2,012	1,405	4,439
Dividends declared but not paid	168	---	---	168
	$3,013,498	$497,478	$37,938	$3,548,914

The Company's primary sources of funds are customer deposits, FHLBank advances, other borrowings, loan repayments, unpledged securities, proceeds from sales of loans and available-for-sale securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds.

At December 31, 2012 and 2011, the Company had these available secured lines and on-balance sheet liquidity:

	December 31, 2012	**December 31, 2011**
Federal Home Loan Bank line	$426.5 million	$262.1 million
Federal Reserve Bank line	$446.6 million	$353.6 million
Interest-Bearing and Non-Interest-Bearing Deposits	$404.1 million	$380.2 million
Unpledged Securities	$72.0 million	$90.9 million

Statements of Cash Flows. During the years ended December 31, 2012, 2011 and 2010, the Company had positive cash flows from operating activities. The Company experienced positive cash flows from investing activities during 2012 and 2010 and negative cash flows from investing activities during 2011. The Company experienced negative cash flows from financing activities during 2012, 2011 and 2010.

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to changes in accrued and deferred assets, credits and other liabilities, the provision for loan losses, impairments of investment securities, depreciation, gains on the purchase of additional business units and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. Net income adjusted for non-cash and non-operating items and the origination and sale of loans held-for-sale were the primary sources of cash flows from operating activities. Operating activities provided cash flows of $146.9 million, $101.4 million and $67.6 million during the years ended December 31, 2012, 2011 and 2010, respectively.

During the year ended December 31, 2012, investing activities provided cash of $241.4 million, primarily due to the cash received from the FDIC-assisted acquisition and the repayment of investment securities. During the year ended December 31, 2011, investing activities used cash of $147.9 million primarily due to the net increase in loans and investment securities for the year. During the year ended December 31, 2010, investing activities provided cash of $141.1 million primarily due to the repayment of loans.

Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances, changes in short-term borrowings, and dividend payments to stockholders. Financing activities used cash flows of $364.4 million during the year ended December 31, 2012, primarily due to the repayment of advances from the FHLBank and reduction of time deposit balances. Financing activities used cash flows of $223.2 million during the year ended December 31, 2010, primarily due to reductions in customer repurchase agreements, reductions of brokered deposit balances and reductions of CDARS purchased funds and CDARS customer accounts. In 2011, the change in cash flows from financing activities was also impacted by the issuance of preferred stock through the Company's participation in the SBLF program as well as the redemption of preferred stock and the repurchase of common stock warrants which were both issued in conjunction with the Company's participation in the CPP. Financing activities used cash flows of $3.3 million for the year ended December 31, 2011, primarily due to reductions of brokered deposit balances and reductions in customer repurchase agreements primarily offset by increases in transaction deposits. Financing activities in the future are expected to primarily include changes in deposits, changes in FHLBank advances, changes in short-term borrowings and dividend payments to stockholders.

Capital Resources

Management continuously reviews the capital position of the Company and the Bank to ensure compliance with minimum regulatory requirements, as well as to explore ways to increase capital either by retained earnings or other means.

Total stockholders' equity at December 31, 2012, was $369.9 million, or 9.4% of total assets. At December 31, 2012, common stockholders' equity was $311.9 million, or 7.9% of total assets, equivalent to a book value of $22.94 per common share. At December 31, 2011, the Company's total stockholders' equity was $324.6 million, or 8.6% of total assets. At December 31, 2011, common stockholders' equity was $266.6 million, or 7.0% of total assets, equivalent to a book value of $19.78 per common share.

At December 31, 2012, the Company's tangible common equity to total assets ratio was 7.7% as compared to 6.9% at December 31, 2011. The Company's tangible common equity to total risk-weighted assets ratio was 12.7% at December 31, 2012, compared to 11.5% at December 31, 2011.

Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines require banks to have a minimum Tier 1 risk-based capital ratio, as defined, of 4.00%, a minimum total risk-based capital ratio of 8.00%, and a minimum 4.00% Tier 1 leverage ratio. On December 31, 2012, the Bank's Tier 1 risk-based capital ratio was 14.7%, total risk-based capital ratio was 15.9% and the Tier 1 leverage ratio was 8.9%. As of December 31, 2012, the Bank was "well capitalized" as defined by the Federal banking agencies' capital-related regulations. The FRB has established capital regulations for bank holding companies that generally parallel the capital regulations for banks. On December 31, 2012, the Company's Tier 1 risk-based capital ratio was 15.7%, total risk-based capital ratio was 16.9% and the Tier 1 leverage ratio was 9.5%. As of December 31, 2012, the Company was "well capitalized" under the capital ratios described above.

On December 5, 2008, the Company completed a transaction to participate in the Treasury's voluntary Capital Purchase Program (CPP). The CPP, a part of the Emergency Economic Stabilization Act of 2009, was designed to provide capital to healthy financial institutions, thereby increasing confidence in the banking industry and increasing the flow of financing to businesses and consumers. At the time the Company was approved to participate in the CPP in December 2008, it exceeded all "well-capitalized" regulatory

benchmarks and, as indicated above, it continues to exceed these benchmarks. The Company received $58.0 million from the Treasury through the sale of 58,000 shares of the Company's newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "CPP Preferred Stock"). The Company also issued to the U.S. Treasury a warrant to purchase 909,091 shares of common stock at $9.57 per share. The amount of preferred shares sold represented approximately 3% of the Company's risk-weighted assets at September 30, 2008.

On August 18, 2011, the Company entered into a Small Business Lending Fund-Securities Purchase Agreement ("Purchase Agreement") with the Secretary of the Treasury, pursuant to which the Company sold 57,943 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A (the "SBLF Preferred Stock") to the Secretary of the Treasury for a purchase price of $57,943,000. The SBLF Preferred Stock was issued pursuant to Treasury's SBLF program, a $30 billion fund established under the Small Business Jobs Act of 2010 that was created to encourage lending to small businesses by providing Tier 1 capital to qualified community banks and holding companies with assets of less than $10 billion. As required by the Purchase Agreement, the proceeds from the sale of the SBLF Preferred Stock were used to redeem the 58,000 shares of preferred stock, previously issued to the Treasury pursuant to the CPP, at a redemption price of $58.0 million plus the accrued dividends owed on the preferred shares.

The SBLF Preferred Stock qualifies as Tier 1 capital. The holder of the SBLF Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate, as a percentage of the liquidation amount, can fluctuate between one percent (1%) and five percent (5%) per annum on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of "Qualified Small Business Lending" or "QSBL" (as defined in the Purchase Agreement) by the Bank over the adjusted baseline level calculated under the terms of the SBLF Preferred Stock ($201,374,000). The initial dividend rate through September 30, 2011, was 5% and the dividend rate for the fourth quarter of 2011 was 2.6%. Based upon the increase in the Bank's level of QSBL over the adjusted baseline level, the dividend rate for 2012 was approximately 1.0%. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the level of qualifying loans. After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The SBLF Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, whether or not consecutive, the holder of the SBLF Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company's Board of Directors. In the event that the Company misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the SBLF Preferred Stock is at least $25,000,000, then the holder of the SBLF Preferred Stock will have the right to designate two directors to the Board of Directors of the Company.

The SBLF Preferred Stock may be redeemed at any time at the Company's option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

On September 21, 2011, the Company completed the repurchase of the warrant held by the Treasury that was issued as a part of its participation in the CPP. The 10-year warrant was issued on December 5, 2008 and entitled the Treasury to purchase 909,091 shares of Great Southern Bancorp, Inc. common stock at an exercise price of $9.57 per share. The repurchase was completed for a price of $6.4 million, or $7.08 per warrant share, which was based on the fair market value of the warrant as agreed upon by the Company and the Treasury.

Dividends. During the year ended December 31, 2012, the Company declared and paid common stock cash dividends of $0.72 per share (20.3% of net income per common share). During the year ended December 31, 2011, the Company declared and paid common stock cash dividends of $0.72 per share (37.1% of net income per common share). The Board of Directors meets regularly to consider the level and the timing of dividend payments. In addition, the Company paid preferred dividends as described below.

As a result of the issuance of preferred stock to the Treasury pursuant to the CPP in December 2008, during the year ended December 31, 2011, the Company paid preferred stock cash dividends of $725,000 on each of February 15, 2011, May 16, 2011 and August 15, 2011. In addition, previously accrued but unpaid preferred stock cash dividends of $24,167 were paid on August 18, 2011 in conjunction with the redemption of the CPP Preferred Stock on the same date. During the year ended December 31, 2010, the Company paid preferred stock cash dividends of $725,000 on each of February 16, 2010, May 17, 2010, August 16, 2010, and November 15, 2010. The redemption of the CPP Preferred Stock resulted in a non-cash deemed preferred stock dividend that reduced net income available to common shareholders in the year ended December 31, 2011 by $1.2 million. This amount represents the difference between the repurchase price and the carrying amount of the CPP Preferred Stock, or the accelerated accretion of the applicable discount on the CPP Preferred Stock.

The terms of the SBLF Preferred Stock impose limits on the ability of the Company to pay dividends and repurchase shares of common stock. Under the terms of the SBLF Preferred Stock, no repurchases may be effected, and no dividends may be declared or

paid on preferred shares ranking pari passu with the SBLF Preferred Stock, junior preferred shares, or other junior securities (including the common stock) during the current quarter and for the next three quarters following the failure to declare and pay dividends on the SBLF Preferred Stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking pari passu may be paid to the extent necessary to avoid any resulting material covenant breach.

Under the terms of the SBLF Preferred Stock, the Company may only declare and pay a dividend on the common stock or other stock junior to the SBLF Preferred Stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, or after giving effect to such repurchase, (i) the dollar amount of the Company's Tier 1 Capital would be at least equal to the "Tier 1 Dividend Threshold" and (ii) full dividends on all outstanding shares of SBLF Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid. As of December 31, 2012, we satisfied this condition.

The "Tier 1 Dividend Threshold" means 90% of $272,747,865, which was the Company's consolidated Tier 1 capital as of June 30, 2011, less the $58 million in TARP preferred stock then-outstanding and repaid on August 18, 2011, plus the $57,943,000 in SBLF Preferred Stock issued and minus the net loan charge-offs by the Bank since August 18, 2011. The Tier 1 Dividend Threshold is subject to reduction, beginning on the first day of the eleventh dividend period following the date of issuance of the SBLF Preferred Stock, by $5,794,300 (ten percent of the aggregate liquidation amount of the SBLF Preferred Stock initially issued, without regard to any subsequent partial redemptions) for each one percent increase in qualified small business lending from the adjusted baseline level under the terms of the SBLF preferred stock (i.e., $201,374,000) to the ninth dividend period.

Common Stock Repurchases and Issuances. The Company has been in various buy-back programs since May 1990. Our ability to repurchase common stock is currently restricted under the terms of the SBLF preferred stock as noted above, under "-Dividends" and was previously generally precluded due to our participation in the CPP beginning in December 2008. Therefore, during the years ended December 31, 2012 and 2011, the Company did not repurchase any shares of its common stock. During the years ended December 31, 2012 and 2011, the Company issued 116,479 shares of stock at an average price of $19.49 per share and 25,856 shares of stock at an average price of $12.05 per share, respectively, to cover stock option exercises.

Management has historically utilized stock buy-back programs from time to time as long as repurchasing the stock contributed to the overall growth of shareholder value. The number of shares of stock repurchased and the price paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management and Market Risk

A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms to maturity and the purchase of other shorter term interest-earning assets.

Our Risk When Interest Rates Change

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure the Risk to Us Associated with Interest Rate Changes

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Great Southern's interest rate risk. In monitoring interest rate risk we regularly analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to actual or potential changes in market interest rates.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-

rate sensitive liabilities repricing during the same period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would be true. As of December 31, 2012, Great Southern's internal interest rate risk models indicate a one-year interest rate sensitivity gap that is neutral to slightly negative. Generally, a rate increase by the FRB would be expected to have an immediate negative impact on Great Southern's net interest income. As the Federal Funds rate is now very low, the Company's interest rate floors have been reached on most of its "prime rate" loans. In addition, Great Southern has elected to leave its "Great Southern Prime Rate" at 5.00% for those loans that are indexed to "Great Southern Prime" rather than "Wall Street Journal Prime." While these interest rate floors and prime rate adjustments have helped keep the rate on our loan portfolio higher in this very low interest rate environment, they will also reduce the positive effect to our loan rates when market interest rates, specifically the "prime rate," begin to increase. The interest rate on these loans will not increase until the loan floors are reached and the "Wall Street Journal Prime" interest rate exceeds 5.00%. If rates remain generally unchanged in the short-term, we expect that our cost of funds will continue to decrease somewhat as we continue to redeem some of our wholesale funds. In addition, a significant portion of our retail certificates of deposit mature in 2013 and we expect that they will be replaced, in whole or in part, with new certificates of deposit at somewhat lower interest rates.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Bank's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and cause a change, which potentially could be material, in the Bank's interest rate risk.

In order to minimize the potential for adverse effects of material and prolonged increases and decreases in interest rates on Great Southern's results of operations, Great Southern has adopted asset and liability management policies to better match the maturities and repricing terms of Great Southern's interest-earning assets and interest-bearing liabilities. Management recommends and the Board of Directors sets the asset and liability policies of Great Southern which are implemented by the asset and liability committee. The asset and liability committee is chaired by the Chief Financial Officer and is comprised of members of Great Southern's senior management. The purpose of the asset and liability committee is to communicate, coordinate and control asset/liability management consistent with Great Southern's business plan and board-approved policies. The asset and liability committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions and anticipated changes in the volume and mix of assets and liabilities. At each meeting, the asset and liability committee recommends appropriate strategy changes based on this review. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors at their monthly meetings.

In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Great Southern has focused its strategies on originating adjustable rate loans, and managing its deposits and borrowings to establish stable relationships with both retail customers and wholesale funding sources.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, we may determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin.

The asset and liability committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors of Great Southern.

In the normal course of business, the Company may use derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. Prior to December 31, 2009, the Company used interest-rate swap derivatives, primarily as an asset/liability management strategy, in order to hedge against the effects of changes in the fair value of its liabilities for fixed rate brokered certificates of deposit caused by changes in market interest rates. The swap agreements generally provided for the Company to pay a variable rate of interest based on a spread to the one-month or three-month London Interbank Offering Rate (LIBOR) and to receive a fixed rate of interest equal to that of the hedged instrument. Under the swap agreements the Company paid or received interest monthly, quarterly, semiannually or at maturity. In the fourth quarter of 2011, the Company began executing interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate

swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. Because the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. These interest rate derivatives result from a service provided to certain qualifying customers and, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions. The Company's interest rate swaps are discussed further in Note 17 of the accompanying audited financial statements.

The following tables illustrate the expected maturities and repricing, respectively, of the Bank's financial instruments at December 31, 2012. These schedules do not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. The tables are based on information prepared in accordance with generally accepted accounting principles.

Maturities

	December 31,							2012
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
				(Dollars In Thousands)				
Financial Assets:								
Interest bearing deposits	$ 296,192	---	---	---	---	---	$ 296,192	$ 296,192
Weighted average rate	0.10 %	---	---	---	---	---	0.10%	
Available-for-sale equity securities	---	---	---	---	---	$ 2,006	$ 2,006	$ 2,006
Weighted average rate	---	---	---	---	---	---	---	
Available-for-sale debt securities(1)	$ 35,306	$ 6,444	$ 6,920	$ 8,455	$ 14,059	$ 733,820	$ 805,004	$ 805,004
Weighted average rate	2.03 %	6.27%	6.16%	5.94%	6.30%	2.69%	2.80%	
Held-to-maturity securities	---	---	---	---	---	$ 920	$ 920	$ 1,084
Weighted average rate	---	---	---	---	---	7.37%	7.37%	
Adjustable rate loans	$ 348,653	$ 132,023	$ 147,960	$ 91,350	$ 139,151	$ 524,615	$ 1,383,752	$ 1,385,045
Weighted average rate	5.16 %	5.13%	4.47%	5.00%	4.21%	4.31%	4.65%	
Fixed rate loans	$ 267,398	$ 130,235	$ 154,165	$ 127,218	$ 153,977	$ 323,059	$ 1,156,052	$ 1,161,172
Weighted average rate	5.39 %	5.81%	5.79%	6.22%	5.46%	6.89%	6.01%	
Federal Home Loan Bank stock	---	---	---	---	---	$ 10,095	$ 10,095	$ 10,095
Weighted average rate	---	---	---	---	--	1.98%	1.98%	
Total financial assets	$ 947,549	$ 268,702	$ 309,045	$ 227,023	$ 307,187	$ 1,594,515	$ 3,654,021	
Financial Liabilities:								
Time deposits	$ 881,565	$ 165,831	$ 59,994	$ 27,850	$ 63,713	$ 4,994	$ 1,203,947	$ 1,213,042
Weighted average rate	0.82 %	1.14%	1.88%	2.01%	1.68%	3.04%	1.00%	
Interest-bearing demand	$ 1,563,468	---	---	---	---	---	$ 1,563,468	$ 1,563,468
Weighted average rate	0.33 %	---	---	---	---	---	0.33%	
Non-interest-bearing demand	$ 385,778	---	---	---	---	---	$ 385,778	$ 385,778
Weighted average rate	---	---	---	---	---	---	---	
Federal Home Loan Bank	$ 1,953	$ 1,190	$ 10,905	$ 25,884	$ 86,185	$ 613	$ 126,730	$ 131,280
Weighted average rate	1.71 %	5.46%	3.87%	3.81%	3.92%	5.45%	3.89%	
Short-term borrowings	$ 180,416	---	---	---	---	---	$ 180,416	$ 180,416
Weighted average rate	0.07 %	---	---	---	---	---	0.07%	
Structured repurchase agreements	$ 3,039	---	$ 50,000	---	---	---	$ 53,039	$ 58,901
Weighted average rate	4.68 %	---	4.34%	---	---	---	4.36%	
Subordinated debentures	---	---	---	---	---	$ 30,929	$ 30,929	$ 30,929
Weighted average rate	---	---	---	---	---	1.89%	1.89%	
Total financial liabilities	$ 3,016,219	$ 167,021	$ 120,899	$ 53,734	$ 149,898	$ 36,536	$ 3,544,307	

(1) Available-for-sale debt securities include approximately $652 million of mortgage-backed securities, collateralized mortgage obligations and SBA loan pools which pay interest and principal monthly to the Company. Of this total, $634 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years. This table does not show the effect of these monthly repayments of principal or rate changes.

Repricing

	December 31,							
	2013	2014	2015	2016	2017	Thereafter	Total	2012 Fair Value
				(Dollars In Thousands)				
Financial Assets:								
Interest bearing deposits	$ 296,192	---	---	---	---	---	$ 296,192	$ 296,192
Weighted average rate	0.10%	---	---	---	---	---	0.10%	
Available-for-sale equity securities	---	---	---	---	---	$ 2,006	$ 2,006	$ 2,006
Weighted average rate	---	---	---	---	---	---	---	
Available-for-sale debt securities(1)	$ 235,241	$ 82,339	$ 224,697	$ 81,781	$ 40,913	$ 140,033	$ 805,004	$ 805,004
Weighted average rate	2.04%	2.50%	2.13%	3.18%	3.68%	5.01%	2.80%	
Held-to-maturity securities	---	---	---	---	---	$ 920	$ 920	$ 1,084
Weighted average rate	---	---	---	---	---	7.37%	7.37%	
Adjustable rate loans	$ 1,188,826	$ 75,585	$ 42,020	$ 45,786	$ 29,231	$ 2,304	$ 1,383,752	$ 1,385,045
Weighted average rate	4.67%	4.86%	4.39%	4.69%	3.84%	3.54%	4.65%	
Fixed rate loans	$ 267,398	$ 130,235	$ 154,165	$ 127,218	$ 153,977	$ 323,059	$ 1,156,052	$ 1,161,172
Weighted average rate	5.39%	5.81%	5.79%	6.22%	5.46%	6.89%	6.01%	
Federal Home Loan Bank stock	$ 10,095	---	---	---	---	---	$ 10,095	$ 10,095
Weighted average rate	1.98%	---	---	---	---	---	1.98%	
Total financial assets	$ 1,997,752	$ 288,159	$ 420,882	$ 254,785	$ 224,121	$ 468,322	$ 3,654,021	
Financial Liabilities:								
Time deposits(3)	$ 881,565	$ 175,831	$ 59,994	$ 27,850	$ 53,713	$ 4,994	$ 1,203,947	$ 1,213,042
Weighted average rate	0.82%	1.15%	1.88%	2.01%	1.76%	3.04%	1.00%	
Interest-bearing demand	$ 1,563,468	---	---	---	---	---	$ 1,563,468	$ 1,563,468
Weighted average rate	0.33%	---	---	---	---	---	0.33%	
Non-interest-bearing demand(2)	---	---	---	---	---	$ 385,778	$ 385,778	$ 385,778
Weighted average rate	---	---	---	---	---	---	---	
Federal Home Loan Bank advances	$ 121,953	$ 1,190	$ 905	$ 884	$ 1,185	$ 613	$ 126,730	$ 131,280
Weighted average rate	3.87%	5.46%	5.06%	5.06%	5.36%	5.45%	3.89%	
Short-term borrowings	$ 180,416	---	---	---	---	---	$ 180,416	$ 180,416
Weighted average rate	0.07%	---	---	---	---	---	0.07%	
Structured repurchase agreements	$ 3,039	---	$ 50,000	---	---	---	$ 53,039	$ 58,901
Weighted average rate	4.68%	---	4.34%	---	---	---	4.36%	
Subordinated debentures	$ 30,929	---	---	---	---	---	$ 30,929	$ 30,929
Weighted average rate	1.89%	---	---	---	---	---	1.89%	
Total financial liabilities	$ 2,781,370	$ 177,021	$ 110,899	$ 28,734	$ 54,898	$ 391,385	$ 3,544,307	
Periodic repricing GAP	$ (783,618)	$ 111,138	$ 309,983	$ 226,051	$ 169,223	$ 76,937	$ 109,714	
Cumulative repricing GAP	$ (783,618)	$ (672,480)	$ (362,497)	$ (136,446)	$ 32,777	$ 109,714		

(1) Available-for-sale debt securities include approximately $652 million of mortgage-backed securities, collateralized mortgage obligations and SBA loan pools which pay interest and principal monthly to the Company. Of this total, $634 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years. This table does not show the effect of these monthly repayments of principal or rate changes.

(2) Non-interest-bearing demand is included in this table in the column labeled "Thereafter" since there is no interest rate related to these liabilities and therefore there is nothing to reprice.

(3) Time deposits include the effects of the Company's interest rate swaps on brokered certificates of deposit. These derivatives qualify for hedge accounting treatment.



GREAT SOUTHERN
BANCORP, INC.

Great Southern Bancorp, Inc.

Accountants' Report and Consolidated Financial Statements

December 31, 2012 and 2011

BKD LLP
CPAs & Advisors

910 E. St. Louis Street, Suite 200
P.O. Box 1190
Springfield, MO 65801-1190
417.865.8701 Fax 417.865.0682 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Great Southern Bancorp, Inc.
Springfield, Missouri

We have audited the accompanying consolidated statements of financial condition of Great Southern Bancorp, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Southern Bancorp, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Southern Bancorp, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 11, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

BKD, LLP

Springfield, Missouri
March 11, 2013

experience BKD

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

Great Southern Bancorp, Inc.

Consolidated Statements of Financial Condition

December 31, 2012 and 2011

(In Thousands, Except Per Share Data)

Assets

	2012	2011
Cash	$ 107,949	$ 87,911
Interest-bearing deposits in other financial institutions	295,855	248,569
Federal funds sold	337	43,769
Cash and cash equivalents	404,141	380,249
Available-for-sale securities	807,010	875,411
Held-to-maturity securities	920	1,865
Mortgage loans held for sale	26,829	28,920
Loans receivable, net of allowance for loan losses of $40,649 and $41,232 at December 31, 2012 and 2011, respectively	2,319,638	2,124,161
FDIC indemnification asset	117,263	108,004
Interest receivable	12,755	13,848
Prepaid expenses and other assets	79,560	85,175
Foreclosed assets held for sale, net	68,874	67,621
Premises and equipment, net	102,286	84,192
Goodwill and other intangible assets	5,811	6,929
Federal Home Loan Bank stock	10,095	12,088
Current and deferred income taxes	—	1,549
Total assets	$ 3,955,182	$ 3,790,012

See Notes to Consolidated Financial Statements

Liabilities and Stockholders' Equity

	2012	2011
Liabilities		
Deposits	$ 3,153,193	$ 2,963,539
Federal Home Loan Bank advances	126,730	184,437
Securities sold under reverse repurchase agreements with customers	179,644	216,737
Short-term borrowings	772	660
Structured repurchase agreements	53,039	53,090
Subordinated debentures issued to capital trust	30,929	30,929
Accrued interest payable	1,322	2,277
Advances from borrowers for taxes and insurance	2,154	1,572
Accrued expenses and other liabilities	12,128	12,184
Current and deferred income taxes	25,397	—
Total liabilities	3,585,308	3,465,425
Commitments and Contingencies	—	—
Stockholders' Equity		
Capital stock		
Serial preferred stock – SBLF, $.01 par value; authorized 1,000,000 shares; issued and outstanding 2012 and 2011 – 57,943 shares	57,943	57,943
Common stock, $.01 par value; authorized 20,000,000 shares; issued and outstanding 2012 – 13,596,335 shares, 2011 – 13,479,856 shares	136	134
Additional paid-in capital	18,394	17,183
Retained earnings	276,751	236,914
Accumulated other comprehensive gain		
Unrealized gain on available-for-sale securities, net of income taxes of $8,965 and $6,684 at December 31, 2012 and 2011, respectively	16,650	12,413
Total stockholders' equity	369,874	324,587
Total liabilities and stockholders' equity	$ 3,955,182	$ 3,790,012

Great Southern Bancorp, Inc.

Consolidated Statements of Income

Years Ended December 31, 2012, 2011 and 2010

(In Thousands, Except Per Share Data)

	2012	2011	2010
Interest Income			
Loans	$ 170,163	$ 171,201	$ 145,832
Investment securities and other	23,345	27,466	27,359
	193,508	198,667	173,191
Interest Expense			
Deposits	20,720	26,370	38,427
Federal Home Loan Bank advances	4,430	5,242	5,516
Short-term borrowings and repurchase agreements	2,610	2,965	3,329
Subordinated debentures issued to capital trust	617	569	578
	28,377	35,146	47,850
Net Interest Income	165,131	163,521	125,341
Provision for Loan Losses	43,863	35,336	35,630
Net Interest Income After Provision for Loan Losses	121,268	128,185	89,711
Noninterest Income			
Commissions	1,036	896	767
Service charges and ATM fees	19,087	18,063	18,652
Net gains on loan sales	5,505	3,524	3,765
Net realized gains on sales of available-for-sale securities	2,666	483	8,787
Recognized impairment of available-for-sale securities	(680)	(615)	—
Late charges and fees on loans	1,028	651	767
Gain (loss) on derivative interest rate products	(38)	(10)	—
Gain recognized on business acquisitions	31,312	16,486	—
Accretion (amortization) of income/expense related to business acquisitions	(18,693)	(37,797)	(10,427)
Other income	4,779	2,450	2,018
	46,002	4,131	24,329
Noninterest Expense			
Salaries and employee benefits	51,262	43,606	39,908
Net occupancy expense	20,179	15,220	13,480
Postage	3,301	3,096	3,231
Insurance	4,476	4,840	4,463
Advertising	1,572	1,316	1,754
Office supplies and printing	1,389	1,268	1,447
Telephone	2,768	2,270	2,158
Legal, audit and other professional fees	4,323	3,803	2,832
Expense on foreclosed assets	8,748	11,846	4,914
Partnership tax credit	5,782	3,985	1,240
Other operating expenses	8,760	6,226	6,723
	112,560	97,476	82,150

Great Southern Bancorp, Inc.
Consolidated Statements of Income
Years Ended December 31, 2012, 2011 and 2010
(In Thousands, Except Per Share Data)

	2012	2011	2010
Income from Continuing Operations Before Income Taxes	$ 54,710	$ 34,840	$ 31,890
Provision for Income Taxes	10,623	5,183	8,590
Net Income from Continuing Operations	44,087	29,657	23,300
Discontinued Operations			
Income from discontinued operations (including gain on disposal in 2012 of $6,114), net of income taxes of $2,487, $330 and $304, for the years ended December 31, 2012, 2011 and 2010, respectively	4,619	612	565
Net Income	48,706	30,269	23,865
Preferred stock dividends and discount accretion	608	2,798	3,403
Non-cash deemed preferred stock dividend	—	1,212	—
Net Income Available to Common Shareholders	$ 48,098	$ 26,259	$ 20,462
Earnings Per Common Share			
Basic	$ 3.55	$ 1.95	$ 1.52
Diluted	$ 3.54	$ 1.93	$ 1.46
Earnings from Continuing Operations Per Common Share			
Basic	$ 3.21	$ 1.91	$ 1.48
Diluted	$ 3.20	$ 1.89	$ 1.42

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012, 2011 and 2010

(In Thousands)

	2012	2011	2010
Net Income	$ 48,706	$ 30,269	$ 23,865
Unrealized appreciation on available-for-sale securities, net of taxes (credit) of $3,444, $4,508 and $(700) for 2012, 2011 and 2010, respectively	6,398	8,373	(1,300)
Noncredit component of unrealized gain (loss) on available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized, net of taxes (credit) of $8, $287 and $(144) for 2012, 2011 and 2010, respectively	14	533	(267)
Other-than-temporary impairment loss recognized in earnings on available for sale securities, net of taxes (credit) of $(238), $(215) and $0 for 2012, 2011 and 2010, respectively	(442)	(400)	—
Less: reclassification adjustment for gains included in net income, net of taxes of $(933), $(169) and $(3,075) for 2012, 2011 and 2010, respectively	(1,733)	(314)	(5,712)
Comprehensive Income	$ 52,943	$ 38,461	$ 16,586

Great Southern Bancorp, Inc.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2012, 2011 and 2010
(In Thousands, Except Per Share Data)

	CPP Preferred Stock	SBLF Preferred Stock
Balance, January 1, 2010	$ 56,017	$ —
Net income	—	—
Stock issued under Stock Option Plan	—	—
Common dividends declared, $.72 per share	—	—
Preferred stock discount accretion	463	—
Preferred stock dividends accrued (5%)	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $(3,919)	—	—
Reclassification of treasury stock per Maryland law	—	—
Balance, December 31, 2010	56,480	—
Net income	—	—
Stock issued under Stock Option Plan	—	—
Common dividends declared, $.72 per share	—	—
Preferred stock discount accretion	1,520	—
CPP preferred stock dividends accrued (5%)	—	—
SBLF preferred stock dividends accrued (3.4%)	—	—
CPP preferred stock redeemed	(58,000)	—
SBLF preferred stock issued	—	57,943
Common stock warrants repurchased	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $4,411	—	—
Reclassification of treasury stock per Maryland law	—	—
Balance, December 31, 2011	—	57,943
Net income	—	—
Stock issued under Stock Option Plan	—	—
Common dividends declared, $.72 per share	—	—
SBLF preferred stock dividends accrued (1.0%)	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $2,281	—	—
Reclassification of treasury stock per Maryland law	—	—
Balance, December 31, 2012	$ —	$ 57,943

See Notes to Consolidated Financial Statements

Common Stock	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
$ 134	$ 2,452	$ 20,180	$ 208,625	$ 11,500	$ —	$ 298,908
—	—	—	23,865	—	—	23,865
—	—	521	—	—	610	1,131
—	—	—	(9,676)	—	—	(9,676)
—	—	—	(463)	—	—	—
—	—	—	(2,940)	—	—	(2,940)
—	—	—	—	(7,279)	—	(7,279)
—	—	—	610	—	(610)	—
134	2,452	20,701	220,021	4,221	—	304,009
—	—	—	30,269	—	—	30,269
—	—	466	—	—	331	797
—	—	—	(9,697)	—	—	(9,697)
—	—	—	(1,520)	—	—	—
—	—	—	(1,772)	—	—	(1,772)
—	—	—	(718)	—	—	(718)
—	—	—	—	—	—	(58,000)
—	—	—	—	—	—	57,943
—	(2,452)	(3,984)	—	—	—	(6,436)
—	—	—	—	8,192	—	8,192
—	—	—	331	—	(331)	—
134	—	17,183	236,914	12,413	—	324,587
—	—	—	48,706	—	—	48,706
—	—	1,211	—	—	1,493	2,704
—	—	—	(9,753)	—	—	(9,753)
—	—	—	(607)	—	—	(607)
—	—	—	—	4,237	—	4,237
2	—	—	1,491	—	(1,493)	—
$ 136	$ —	$ 18,394	$ 276,751	$ 16,650	$ —	$ 369,874

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011 and 2010

(In Thousands)

	2012	2011	2010
Operating Activities			
Net income	$ 48,706	$ 30,269	$ 23,865
Proceeds from sales of loans held for sale	269,817	191,476	179,584
Originations of loans held for sale	(264,179)	(195,081)	(189,269)
Items not requiring (providing) cash			
Depreciation	7,159	5,099	3,571
Amortization	7,039	4,361	2,087
Compensation expense for stock option grants	435	486	461
Provision for loan losses	43,863	35,336	35,630
Net gains on loan sales	(5,505)	(3,524)	(3,765)
Net realized (gains) losses and impairment on available-for-sale securities	(1,986)	132	(8,787)
(Gain) loss on sale of premises and equipment	264	202	(44)
Loss on sale/write-down of foreclosed assets	4,968	13,712	588
Gain on purchase of additional business units	(31,312)	(16,486)	—
Gain on sale of business units	(6,114)	—	—
Amortization of deferred income, premiums and discounts	18,004	48,627	15,063
Loss on derivative interest rate products	39	10	—
Deferred income taxes	13,252	(9,304)	(5,451)
Changes in			
Interest receivable	2,765	373	2,954
Prepaid expenses and other assets	31,412	(6,712)	21,817
Accrued expenses and other liabilities	(3,124)	(18)	(1,595)
Income taxes refundable/payable	11,413	2,474	(9,128)
Net cash provided by operating activities	146,916	101,432	67,581

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011 and 2010

(In Thousands)

	2012	2011	2010
Investing Activities			
Net change in loans	$ (1,425)	$ (173,026)	$ 110,557
Purchase of loans	(23,457)	(2,100)	(12,164)
Proceeds from sale of student loans	—	799	22,291
Cash received from purchase of additional business units	75,328	66,837	—
Cash received from FDIC loss sharing reimbursements	49,369	6,709	17,486
Proceeds from sale of business units	7,800	—	—
Purchase of additional business units	—	(1)	(26)
Purchase of premises and equipment	(27,825)	(19,425)	(29,850)
Proceeds from sale of premises and equipment	1,728	1,007	354
Proceeds from sale of foreclosed assets	51,225	21,774	31,791
Capitalized costs on foreclosed assets	(510)	(267)	(1,669)
Proceeds from maturities, calls and repayments of held-to-maturity securities	945	100	45,165
Proceeds from sale of available-for-sale securities	78,094	21,001	296,829
Proceeds from maturities, calls and repayments of available-for-sale securities	182,900	151,731	199,113
Purchase of available-for-sale securities	(155,339)	(224,614)	(508,464)
Purchase of held-to-maturity securities	—	(840)	(30,000)
(Purchase) redemption of Federal Home Loan Bank stock	2,578	2,462	(349)
Net cash provided by (used in) investing activities	241,411	(147,853)	141,064

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011 and 2010

(In Thousands)

	2012	2011	2010
Financing Activities			
Net decrease in certificates of deposit	$ (421,977)	$ (144,072)	$ (332,387)
Net increase in checking and savings accounts	156,867	231,875	216,535
Repayments of Federal Home Loan Bank advances	(52,993)	(32,293)	(17,028)
Net increase (decrease) in short-term borrowings	(36,981)	(40,561)	(78,224)
Proceeds from Federal Home Loan Bank advances	800	—	—
Redemption of CPP preferred stock	—	(58,000)	—
Proceeds from issuance of SBLF preferred stock	—	57,943	—
Repurchase of common stock warrants	—	(6,436)	—
Advances to borrowers for taxes and insurance	571	169	(249)
Dividends paid	(12,991)	(12,237)	(12,567)
Stock options exercised	2,269	311	670
Net cash used in financing activities	(364,435)	(3,301)	(223,250)
Increase (Decrease) in Cash and Cash Equivalents	23,892	(49,722)	(14,605)
Cash and Cash Equivalents, Beginning of Year	380,249	429,971	444,576
Cash and Cash Equivalents, End of Year	$ 404,141	$ 380,249	$ 429,971

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Operating Segments

Great Southern Bancorp, Inc. ("GSBC" or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the operations of Great Southern Bank (the "Bank"), which provides a full range of financial services to customers primarily located in Missouri, Iowa, Kansas, Minnesota, Nebraska and Arkansas. The Company and the Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

The Company's banking operation is its only reportable segment. The banking operation is principally engaged in the business of originating residential and commercial real estate loans, construction loans, commercial business loans and consumer loans and funding these loans through attracting deposits from the general public, accepting brokered deposits and borrowing from the Federal Home Loan Bank and others. The operating results of this segment are regularly reviewed by management to make decisions about resource allocations and to assess performance. Selected information is not presented separately for the Company's reportable segment, as there is no material difference between that information and the corresponding information in the consolidated financial statements.

Effective November 30, 2012, Great Southern Bank sold its Great Southern Travel and Great Southern Insurance divisions. The 2012 operations of the two divisions have been reclassified to include all revenues and expenses in discontinued operations. The 2011 and 2010 operations have been restated to reflect the reclassification of revenues and expenses in discontinued operations. The discontinued operations are discussed further in *Note 29.*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of loans acquired with indication of impairment, the valuation of the FDIC indemnification asset and other-than-temporary impairments (OTTI) and fair values of financial instruments. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties. The valuation of the FDIC indemnification asset is determined in relation to the fair value of assets acquired through FDIC-assisted transactions for which cash flows are monitored on an ongoing basis.

Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc., its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiaries, Great Southern Real Estate Development Corporation, GSB One LLC (including its wholly owned subsidiary, GSB Two LLC), Great Southern Financial Corporation, Great Southern Community Development Company, LLC (including its wholly owned subsidiary, Great Southern CDE, LLC), GS, LLC, GSSC, LLC, GS-RE Holding, LLC (including its wholly owned subsidiary, GS RE Management, LLC), GS-RE Holding II, LLC, GS-RE Holding III, LLC, VFP Conclusion Holding, LLC and VFP Conclusion Holding II, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior periods' amounts have been reclassified to conform to the 2012 financial statements presentation. These reclassifications had no effect on net income.

Federal Home Loan Bank Stock

Federal Home Loan Bank common stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

For debt securities with fair value below carrying value when the Company does not intend to sell a debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

The Company's consolidated statements of income reflect the full impairment (that is, the difference between the security's amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the Company does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other-than-temporary even if a decision to sell has not been made.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Nonbinding forward commitments to sell individual mortgage loans are generally obtained to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Past due status is based on the contractual terms of a loan. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection. Payments received on nonaccrual loans are applied to principal until the loans are returned to accrual status. Loans are returned to accrual status when all payments contractually due are brought current, payment performance is sustained for a period of time, generally six months, and future payments are reasonably assured. With the exception of consumer loans, charge-offs on loans are recorded when available information indicates a loan is not fully collectible and the loss is reasonably quantifiable. Consumer loans are charged-off at specified delinquency dates consistent with regulatory guidelines.

Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The Company determines which loans are reviewed for impairment based on various analyses including annual reviews of large loan relationships, calculations of loan debt coverage ratios as financial information is obtained, weekly past-due meetings, quarterly reviews of all loans over $1.0 million and quarterly reviews of watch list credits by management. In accordance with regulatory guidelines, impairment in the consumer loan portfolio is primarily identified by past-due status. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Payments made on impaired loans are treated in accordance with the accrual status of the loan. If loans are performing in accordance with their contractual terms but the ultimate collectability of principal and interest is questionable, payments are applied to principal only. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows

discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify consumer loans for impairment disclosures unless they have been specifically identified through the classification process.

Loans Acquired in Business Combinations

Loans acquired in business combinations with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (FASB ASC 310-30) and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Accordingly, allowances for credit losses related to these loans are not carried over and recorded at the acquisition dates. Loans acquired through business combinations that do not meet the specific criteria of FASB ASC 310-30, but for which a discount is attributable, at least in part to credit quality, are also accounted for under this guidance. As a result, related discounts are recognized subsequently through accretion based on the expected cash flows of the acquired loans. For purposes of applying FASB ASC 310-30, loans acquired in business combinations are aggregated into pools of loans with common risk characteristics.

The expected cash flows of the acquired loan pools in excess of the fair values recorded is referred to as the accretable yield and is recognized in interest income over the remaining estimated lives of the loan pools. The Company continues to evaluate the fair value of the loans including cash flows expected to be collected. Increases in the Company's cash flow expectations are recognized as increases to the accretable yield while decreases are recognized as impairments through the allowance for loan losses.

FDIC Indemnification Asset

Through two FDIC-assisted transactions during 2009, one during 2011 and one during 2012, the Bank acquired certain loans and foreclosed assets which are covered under loss sharing agreements with the FDIC. These agreements commit the FDIC to reimburse the Bank for a portion of realized losses on these covered assets. Therefore, as of the dates of acquisitions, the Company calculated the amount of such reimbursements it expects to receive from the FDIC using the present value of anticipated cash flows from the covered assets based on the credit adjustments estimated for each pool of loans and the estimated losses on foreclosed assets. In accordance with FASB ASC 805, each FDIC Indemnification Asset was initially recorded at its fair value, and is measured separately from the loan assets and foreclosed assets because the loss sharing agreements are not contractually embedded in them or transferrable with them in the event of disposal. The balance of the FDIC Indemnification Asset increases and decreases as the expected and actual cash flows from the covered assets fluctuate, as loans are paid off or impaired and as loans and foreclosed assets are sold. There are no contractual interest rates on these contractual receivables from the FDIC; however, a discount was recorded against the initial balance of the

FDIC Indemnification Asset in conjunction with the fair value measurement as this receivable will be collected over the terms of the loss sharing agreements. This discount will be accreted to income over future periods. These acquisitions and agreements are more fully discussed in *Note 4*.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expense on foreclosed assets.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2012, 2011 and 2010.

Goodwill and Intangible Assets

Goodwill is tested at least annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible assets are being amortized on the straight-line basis over periods ranging from three to seven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

A summary of goodwill and intangible assets is as follows:

	December 31, 2012	December 31, 2011
	(In Thousands)	
Goodwill – Branch acquisitions	$ 379	$ 379
Goodwill – Travel agency acquisitions	—	878
Deposit intangibles		
Branch acquisitions	—	51
TeamBank	1,368	1,789
Vantus Bank	1,141	1,452
Sun Security Bank	2,015	2,365
InterBank	908	—
Noncompete agreements	—	15
	$ 5,811	$ 6,929

Loan Servicing and Origination Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Mortgage Servicing Rights

Mortgage servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the servicing assets and liabilities accounting guidance (FASB ASC 860-50), servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. In 2009, the Company acquired mortgage servicing rights as part of two FDIC-assisted transactions. These mortgage servicing assets were initially recorded at their fair values as part of the acquisition valuation. The initial fair values recorded for the mortgage servicing assets, acquired in 2009, totaled $923,000. Mortgage servicing assets were $152,000 and $292,000 at December 31, 2012 and 2011, respectively. The Company has elected to measure the mortgage servicing rights for mortgage loans using the amortization method, whereby servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date.

Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the mortgage servicing right and may result in a reduction to noninterest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. At December 31, 2012 and 2011, no valuation allowance was recorded. Fair value in excess of the carrying amount of servicing assets is not recognized.

Stockholders' Equity

At the 2004 Annual Meeting of Stockholders, the Company's stockholders approved the Company's reincorporation to the State of Maryland. This reincorporation was completed in June 2004. Under Maryland law, there is no concept of "Treasury Shares." Instead, shares purchased by the Company constitute authorized but unissued shares under Maryland law. Accounting principles generally accepted in the United States of America state that accounting for treasury stock shall conform to state law. The cost of shares purchased by the Company has been allocated to common stock and retained earnings balances.

Earnings Per Share

Basic earnings per share are computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share are computed using the weighted average common shares and all potential dilutive common shares outstanding during the period.

Earnings per share (EPS) were computed as follows:

	2012	2011	2010
	(In Thousands, Except Per Share Data)		
Net income	$ 48,706	$ 30,269	$ 23,865
Net income available to common shareholders	$ 48,098	$ 26,259	$ 20,462
Net income from continuing operations	$ 44,087	$ 29,657	$ 23,300
Net income from continuing operations available to common shareholders	$ 43,479	$ 25,647	$ 19,897
Average common shares outstanding	13,534	13,462	13,434
Average common share stock options and warrants outstanding	58	164	612
Average diluted common shares	13,592	13,626	14,046
Earnings per common share – basic	$ 3.55	$ 1.95	$ 1.52
Earnings per common share – diluted	$ 3.54	$ 1.93	$ 1.46
Earnings from continuing operations per common share – basic	$ 3.21	$ 1.91	$ 1.48
Earnings from continuing operations per common share – diluted	$ 3.20	$ 1.89	$ 1.42
Earnings from discontinued operations per common share, net of tax – basic	$ 0.34	$ 0.04	$ 0.04
Earnings from discontinued operations per common share, net of tax – diluted	$ 0.34	$ 0.04	$ 0.04

Options to purchase 444,770, 479,098 and 498,674 shares of common stock were outstanding at December 31, 2012, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share for that year because the options' exercise price was greater than the average market price of the common shares for the years ended December 31, 2012, 2011 and 2010, respectively.

Stock Option Plans

The Company has stock-based employee compensation plans, which are described more fully in *Note 21*. In accordance with FASB ASC 718, *Compensation – Stock Compensation,* compensation cost related to share-based payment transactions is recognized in the Company's consolidated financial statements based on the grant-date fair value of the award using the modified prospective transition method. For the years ended December 31, 2012, 2011 and 2010, share-based compensation expense totaling $435,000, $486,000 and $461,000, respectively, was included in salaries and employee benefits expense in the consolidated statements of income.

On December 31, 2005, the Board of Directors of the Company approved the accelerated vesting of certain outstanding out-of-the-money unvested options (Options) to purchase shares of the Company's common stock held by the Company's officers and employees. Options to purchase 183,935 shares which would otherwise have vested from time to time over the next five years became immediately exercisable as a result of this action. The accelerated Options had a weighted average exercise price of $31.49. The closing market price on December 30, 2005, was $27.61.

The Company also placed a restriction on the sale or other transfer of shares (including pledging the shares as collateral) acquired through the exercise of the accelerated Options prior to the original vesting date. With the acceleration of these Options, the compensation expense, net of taxes, that was recognized in the Company's income statements for 2010 was reduced by approximately $103,000. On December 31, 2005, the accelerated Options represented approximately 41% of the unvested Company options and 27% of the total of all outstanding Company options.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012 and 2011, cash equivalents consisted of interest-bearing deposits in other financial institutions and federal funds sold. At December 31, 2012, nearly all of the interest-bearing deposits were uninsured with most of these balances held at the Federal Home Loan Bank or the Federal Reserve Bank. The federal funds sold were held at a commercial bank.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2012 and 2011, no valuation allowance was established.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

Derivatives and Hedging Activities

FASB ASC 815, *Derivatives and Hedging*, provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. For detailed disclosures on derivatives and hedging activities, see *Note 17*.

As required by FASB ASC 815, the Company records all derivatives in the statement of financial condition at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Currently, none of the Company's derivatives are designated in qualifying hedging relationships. As such, all changes in fair value of the Company's derivatives are recognized directly in earnings.

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2012 and 2011, respectively, was $125.5 million and $106.2 million.

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-12 to amend FASB ASC Topic 220, *Comprehensive Income*. The Update defers the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in ASU No. 2011-05. The Update was effective for the Company January 1, 2012, and did not have a material impact on the Company's financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08 to amend FASB ASC Topic 350, *Intangibles – Goodwill and Other: Testing Goodwill for Impairment*. The purpose of the Update is to simplify how entities test goodwill for impairment. The amendments allows entities the option of considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this consideration are then used to determine whether the two-step goodwill impairment test described in Topic 350 must be performed. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The Update was effective for the Company January 1, 2012. While early adoption was permitted, the Company did not choose to do so. The Update did not have a material impact on the Company's financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05 to amend FASB ASC Topic 220, *Comprehensive Income: Presentation of Comprehensive Income*. The purpose of the Update is to improve the comparability, consistency and transparency of financial reporting related to other comprehensive income. It eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Instead, the components of other comprehensive income must either be presented with net income in a single continuous statement of comprehensive income or as a separate but consecutive statement following the statement of income. The Update was effective for the Company January 1, 2012, on a retrospective basis for interim and annual reporting periods. The new required disclosures are included in the Consolidated Statements of Comprehensive Income, which follow the Consolidated Statements of Income.

In May 2011, the FASB issued ASU No. 2011-04 to amend FASB ASC Topic 820, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*. The Update amends the GAAP requirements for measuring fair value and for disclosures about fair value measurements to improve consistency between GAAP and IFRSs by changing some of the wording used to describe the requirements, clarifying the intended application of certain requirements and changing certain principles. The Update was effective for the Company January 1, 2012, on a prospective basis for interim and annual reporting periods, and did not have a material impact on the Company's financial position or results of operations.

In April 2011, the FASB issued ASU No. 2011-03 to amend FASB ASC Topic 860, *Transfers and Servicing*. ASC 860 outlines when the transfer of financial assets under a repurchase agreement may or may not be accounted for as a sale. Whether the transferring entity maintains effective control over the transferred financial assets provides the basis for such a determination. The previous requirement that the transferor must have the ability to repurchase or redeem the financial assets before the maturity of the agreement is removed from the assessment of effective control by this Update. The Update was effective for the Company January 1, 2012, on a prospective basis for interim and annual reporting periods, and did not have a material impact on the Company's financial position or results of operations.

In October 2012, the FASB issued ASU No. 2012-06 to amend FASB ASC Topic 805, *Business Combinations*. The Update addresses the diversity in practice when subsequently measuring an indemnification asset recognized in a government-assisted (Federal Deposit Insurance Corporation or National Credit Union Administration) acquisition of a financial institution that includes a loss sharing agreement (indemnification agreement). When a reporting entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets). The Update will be effective for the Company January 1, 2013, and is not expected to have a material impact on the Company's financial position or results of operations.

In January 2013, FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* The Update clarifies the scope of transactions that are subject to the disclosures about offsetting. The Update clarifies that ordinary trade receivables and receivables are not in the scope of Accounting Standards Update No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* Specifically, Update 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. The Update will be effective for the Company January 1, 2013, and is not expected to have a material impact on the Company's financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, to improve the transparency of reporting reclassifications out of accumulated other comprehensive income. The amendments in the Update do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this Update requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The new amendments will require an organization to present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income

of significant amounts reclassified out of accumulated other comprehensive income–but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. Or, the organization may cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. The Update will be effective for the Company January 1, 2013, and is not expected to have a material impact on the Company's financial position or results of operations.

Note 2: Investments in Debt and Equity Securities

The amortized cost and fair values of securities classified as available-for-sale were as follows:

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 30,000	$ 40	$ —	$ 30,040
Collateralized mortgage obligations	3,939	576	8	4,507
Mortgage-backed securities	582,039	14,861	814	596,086
Small Business Administration loan pools	50,198	1,295	—	51,493
States and political subdivisions	114,372	8,506	—	122,878
Equity securities	847	1,159	—	2,006
	$ 781,395	$ 26,437	$ 822	$ 807,010

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 20,000	$ 60	$ —	$ 20,060
Collateralized mortgage obligations	5,220	—	380	4,840
Mortgage-backed securities	628,729	13,728	802	641,655
Small Business Administration loan pools	55,422	1,070	—	56,492
States and political subdivisions	145,663	5,478	903	150,238
Corporate bonds	50	245	—	295
Equity securities	1,230	601	—	1,831
	$ 856,314	$ 21,182	$ 2,085	$ 875,411

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

Additional details of the Company's collateralized mortgage obligations and mortgage-backed securities at December 31, 2012, are described as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
Collateralized mortgage obligations				
Nonagency variable	$ 3,939	$ 576	$ 8	$ 4,507
Mortgage-backed securities				
FHLMC fixed	$ 6,482	$ 696	$ —	$ 7,178
FHLMC hybrid ARM	35,431	2,494	—	37,925
Total FHLMC	41,913	3,190	—	45,103
FNMA fixed	9,728	845	—	10,573
FNMA hybrid ARM	50,202	1,799	302	51,699
Total FNMA	59,930	2,644	302	62,272
GNMA fixed	7	—	—	7
GNMA hybrid ARM	480,189	9,027	512	488,704
Total GNMA	480,196	9,027	512	488,711
	$ 582,039	$ 14,861	$ 814	$ 596,086
Total fixed	$ 16,217	$ 1,541	$ —	$ 17,758
Total hybrid ARM	565,822	13,320	814	578,328
	$ 582,039	$ 14,861	$ 814	$ 596,086

The amortized cost and fair value of available-for-sale securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
One year or less	$ —	$ —
After one through five years	505	520
After five through ten years	10,140	10,635
After ten years	183,925	193,256
Securities not due on a single maturity date	585,978	600,593
Equity securities	847	2,006
	$ 781,395	$ 807,010

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

The amortized cost and fair values of securities classified as held to maturity were as follows:

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
States and political subdivisions	$ 920	$ 164	$ —	$ 1,084

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
States and political subdivisions	$ 1,865	$ 236	$ —	$ 2,101

The held-to-maturity securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
After five through ten years	$ 920	$ 1,084

The amortized cost and fair values of securities pledged as collateral was as follows at December 31, 2012 and 2011:

	2012		2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Public deposits	$ 459,751	$ 473,679	$ 463,832	$ 475,622
Collateralized borrowing accounts	187,700	189,862	235,323	237,576
Structured repurchase agreements	64,298	66,575	65,658	67,498
Other	3,760	3,897	1,600	1,678
	$ 715,509	$ 734,013	$ 766,413	$ 782,374

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2012 and 2011, was approximately $106.6 million and $172.6 million, respectively, which is approximately 13.2% and 19.7% of the Company's available-for-sale and held-to-maturity investment portfolio, respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these debt securities are temporary.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011:

	2012					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
	(In Thousands)					
Collateralized mortgage obligations	$ —	$ —	$ 414	$ (8)	$ 414	$ (8)
Mortgage-backed securities	106,136	(814)	—	—	106,136	(814)
	$ 106,136	$ (814)	$ 414	$ (8)	$ 106,550	$ (822)

	2011					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
	(In Thousands)					
Collateralized mortgage obligations	$ 3,760	$ (110)	$ 1,460	$ (270)	$ 5,220	$ (380)
Mortgage-backed securities	61,720	(365)	91,824	(437)	153,544	(802)
States and political subdivisions	6,436	(44)	7,381	(859)	13,817	(903)
	$ 71,916	$ (519)	$ 100,665	$ (1,566)	$ 172,581	$ (2,085)

Other-than-Temporary Impairment

Upon acquisition of a security, the Company decides whether it is within the scope of the accounting guidance for beneficial interests in securitized financial assets or will be evaluated for impairment under the accounting guidance for investments in debt and equity securities.

The accounting guidance for beneficial interests in securitized financial assets provides incremental impairment guidance for a subset of the debt securities within the scope of the guidance for investments in debt and equity securities. For securities where the security is a beneficial interest in securitized financial assets, the Company uses the beneficial interests in securitized financial asset impairment model. For securities where the security is not a beneficial interest in securitized financial assets, the Company uses the debt and equity securities impairment model. The Company does not currently have securities within the scope of this guidance for beneficial interests in securitized financial assets.

The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. The Company considers the length of time a security has been in an unrealized loss position, the relative amount of the unrealized loss compared to the carrying value of the security, the type of security and other factors. If certain criteria are met, the Company performs additional review and evaluation using observable market values or various inputs in economic models to determine if an unrealized loss is other than temporary. The Company uses quoted market prices for marketable equity securities and uses broker pricing quotes based on observable inputs for equity investments that are not traded on a stock exchange. For nonagency collateralized mortgage obligations, to determine if the unrealized loss is other than temporary, the Company projects total estimated defaults of the underlying assets (mortgages) and multiplies that calculated amount by an estimate of realizable value upon sale in the marketplace (severity) in order to determine the projected collateral loss. The Company also evaluates any current credit enhancement underlying these securities to determine the impact on cash flows. If the Company determines that a given security position will be subject to a write-down or loss, the Company records the expected credit loss as a charge to earnings.

During 2012, the Company determined that the impairment of a nonagency collateralized mortgage obligation with a book value of $680,000 had become other than temporary. Consequently, the Company recorded a total of $680,000 of pre-tax charges to income. During 2011, the Company determined that the impairment of a nonagency collateralized mortgage obligation with a book value of $1.8 million had become other than temporary. Consequently, the Company recorded a total of $615,000 of pre-tax charges to income. This was the same nonagency collateralized mortgage obligation that was also determined to be impaired during 2012. During 2010, no securities were determined to have impairment that had become other than temporary.

Credit Losses Recognized on Investments

Certain debt securities have experienced fair value deterioration due to credit losses, as well as due to other market factors, but are not otherwise other-than-temporarily impaired.

The following table provides information about debt securities for which only a credit loss was recognized in income and other losses are recorded in other comprehensive income.

	Accumulated Credit Losses	
	2012	2011
	(In Thousands)	
Credit losses on debt securities held		
Beginning of year	$ 3,598	$ 2,983
Additions related to other-than-temporary losses not previously recognized	—	—
Additions related to increases in credit losses on debt securities for which other-than-temporary impairment losses were previously recognized	680	615
Reductions due to sales	(102)	—
End of year	$ 4,176	$ 3,598

Note 3: Loans and Allowance for Loan Losses

Classes of loans at December 31, 2012 and 2011, included:

	2012	2011
	(In Thousands)	
One- to four-family residential construction	$ 29,071	$ 23,976
Subdivision construction	35,805	61,140
Land development	62,559	68,771
Commercial construction	150,515	119,589
Owner occupied one- to four-family residential	83,859	91,994
Non-owner occupied one- to four-family residential	145,458	145,781
Commercial real estate	692,377	639,857
Other residential	267,518	243,742
Commercial business	264,631	236,384
Industrial revenue bonds	43,762	59,750
Consumer auto	82,610	59,368
Consumer other	83,815	77,540
Home equity lines of credit	54,225	47,114
FDIC-supported loans, net of discounts (TeamBank)	77,615	128,875
FDIC-supported loans, net of discounts (Vantus Bank)	95,483	123,036
FDIC-supported loans, net of discounts (Sun Security Bank)	91,519	144,626
FDIC-supported loans, net of discounts (InterBank)	259,232	—
	2,520,054	2,271,543
Undisbursed portion of loans in process	(157,574)	(103,424)
Allowance for loan losses	(40,649)	(41,232)
Deferred loan fees and gains, net	(2,193)	(2,726)
	$ 2,319,638	$ 2,124,161

Classes of loans by aging were as follows:

	December 31, 2012						
	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days Past Due and Still Accruing
	(In Thousands)						
One- to four-family residential construction	$ 178	$ —	$ —	$ 178	$ 28,893	$ 29,071	$ —
Subdivision construction	478	—	3	481	35,324	35,805	—
Land development	—	—	2,471	2,471	60,088	62,559	—
Commercial construction	—	—	—	—	150,515	150,515	—
Owner occupied one- to four-family residential	3,305	263	2,352	5,920	77,939	83,859	237
Non-owner occupied one- to four-family residential	2,600	—	1,905	4,505	140,953	145,458	—
Commercial real estate	1,346	726	8,324	10,396	681,981	692,377	—
Other residential	3,741	—	—	3,741	263,777	267,518	—
Commercial business	2,094	153	4,139	6,386	258,245	264,631	—
Industrial revenue bonds	—	—	2,110	2,110	41,652	43,762	—
Consumer auto	690	73	120	883	81,727	82,610	26
Consumer other	1,522	242	834	2,598	81,217	83,815	449
Home equity lines of credit	185	146	220	551	53,674	54,225	—
FDIC-supported loans, net of discounts (TeamBank)	1,608	2,077	8,020	11,705	65,910	77,615	173
FDIC-supported loans, net of discounts (Vantus Bank)	1,545	669	5,641	7,855	87,628	95,483	—
FDIC-supported loans, net of discounts (Sun Security Bank)	1,539	384	21,342	23,265	68,254	91,519	1,274
FDIC-supported loans, net of discounts (InterBank)	10,212	4,662	33,928	48,802	210,430	259,232	347
	31,043	9,395	91,409	131,847	2,388,207	2,520,054	2,506
Less FDIC-supported loans, net of discounts	14,904	7,792	68,931	91,627	432,222	523,849	1,794
Total legacy loans	$ 16,139	$ 1,603	$ 22,478	$ 40,220	$ 1,955,985	$ 1,996,205	$ 712

	December 31, 2011						
	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days Past Due and Still Accruing
	(In Thousands)						
One- to four-family residential construction	$ 2,082	$ 342	$ 186	$ 2,610	$ 21,366	$ 23,976	$ —
Subdivision construction	4,014	388	6,661	11,063	50,077	61,140	—
Land development	—	4	2,655	2,659	66,112	68,771	—
Commercial construction	—	—	—	—	119,589	119,589	—
Owner occupied one- to four-family residential	833	—	3,888	4,721	87,273	91,994	40
Non-owner occupied one- to four-family residential	117	—	3,425	3,542	142,239	145,781	—
Commercial real estate	6,323	535	6,204	13,062	626,795	639,857	—
Other residential	—	—	—	—	243,742	243,742	—
Commercial business	426	10	1,362	1,798	234,586	236,384	—
Industrial revenue bonds	—	—	2,110	2,110	57,640	59,750	—
Consumer auto	455	56	117	628	58,740	59,368	10
Consumer other	1,508	641	715	2,864	74,676	77,540	356
Home equity lines of credit	45	29	174	248	46,866	47,114	—
FDIC-supported loans, net of discounts (TeamBank)	2,422	862	19,215	22,499	106,376	128,875	—
FDIC-supported loans, net of discounts (Vantus Bank)	562	57	5,999	6,618	116,418	123,036	5
FDIC-supported loans, net of discounts (Sun Security Bank)	5,628	6,851	40,299	52,778	91,848	144,626	150
	24,415	9,775	93,010	127,200	2,144,343	2,271,543	561
Less FDIC-supported loans, net of discounts	8,612	7,770	65,513	81,895	314,642	396,537	155
Total legacy loans	$ 15,803	$ 2,005	$ 27,497	$ 45,305	$ 1,829,701	$ 1,875,006	$ 406

Nonaccruing loans are summarized as follows:

	December 31, 2012	December 31, 2011
	(In Thousands)	
One- to four-family residential construction	$ —	$ 186
Subdivision construction	3	6,661
Land development	2,471	2,655
Commercial construction	—	—
Owner occupied one- to four-family residential	2,115	3,848
Non-owner occupied one- to four-family residential	1,905	3,425
Commercial real estate	8,324	6,204
Other residential	—	—
Commercial business	6,249	1,362
Industrial revenue bonds	—	2,110
Consumer auto	94	107
Consumer other	385	359
Home equity lines of credit	220	174
Total	$ 21,766	$ 27,091

Transactions in the allowance for loan losses were as follows:

	2012	2011	2010
	(In Thousands)		
Balance, beginning of year	$ 41,232	$ 41,487	$ 40,101
Provision charged to expense	43,863	35,336	35,630
Loans charged off, net of recoveries of $3,845 for 2012, $5,063 for 2011 and $5,804 for 2010	(44,446)	(35,591)	(34,244)
Balance, end of year	$ 40,649	$ 41,232	$ 41,487

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2012. Also presented are the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2012:

	One- to Four-Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
				(In Thousands)			
Allowance for Loan Losses							
Balance, January 1, 2012	$ 11,424	$ 3,088	$ 18,390	$ 2,982	$ 2,974	$ 2,374	$ 41,232
Provision charged to expense	(1,626)	4,471	16,360	18,101	4,897	1,660	43,863
Losses charged off	(3,203)	(3,579)	(18,010)	(18,027)	(3,082)	(2,390)	(48,291)
Recoveries	227	347	701	882	307	1,381	3,845
Balance, December 31, 2012	$ 6,822	$ 4,327	$ 17,441	$ 3,938	$ 5,096	$ 3,025	$ 40,649
Ending balance:							
Individually evaluated for impairment	$ 2,288	$ 1,089	$ 4,990	$ 96	$ 2,778	$ 156	$ 11,397
Collectively evaluated for impairment	$ 4,532	$ 3,239	$ 12,443	$ 3,842	$ 2,315	$ 2,864	$ 29,235
Loans acquired and accounted for under ASC 310-30	$ 1	$ —	$ 9	$ —	$ 4	$ 3	$ 17
Loans							
Individually evaluated for impairment	$ 14,691	$ 16,405	$ 48,476	$ 12,009	$ 10,064	$ 980	$ 102,625
Collectively evaluated for impairment	$ 279,502	$ 251,113	$ 687,663	$ 201,065	$ 254,567	$ 219,670	$1,893,580
Loans acquired and accounted for under ASC 310-30	$ 278,889	$ 53,280	$ 129,128	$ 7,997	$ 14,939	$ 39,616	$ 523,849

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2011. Also presented are the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2011:

	One- to Four-Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
				(In Thousands)			
Allowance for Loan Losses							
Balance, January 1, 2011	$ 11,483	$ 3,866	$ 14,336	$ 5,852	$ 3,281	$ 2,669	$ 41,487
Provision charged to expense	7,995	5,693	17,859	1,020	1,459	1,310	35,336
Losses charged off	(8,333)	(8,018)	(13,862)	(4,103)	(2,842)	(3,496)	(40,654)
Recoveries	279	1,547	57	213	1,076	1,891	5,063
Balance, December 31, 2011	$ 11,424	$ 3,088	$ 18,390	$ 2,982	$ 2,974	$ 2,374	$ 41,232
Ending balance:							
Individually evaluated for impairment	$ 4,989	$ 89	$ 3,584	$ 594	$ 736	$ 38	$ 10,030
Collectively evaluated for impairment	$ 6,435	$ 2,999	$ 14,806	$ 2,358	$ 2,238	$ 2,336	$ 31,172
Loans acquired and accounted for under ASC 310-30	$ —	$ —	$ —	$ 30	$ —	$ —	$ 30
Loans							
Individually evaluated for impairment	$ 39,519	$ 20,802	$ 99,254	$ 27,592	$ 10,720	$ 839	$ 198,726
Collectively evaluated for impairment	$ 283,371	$ 222,940	$ 600,353	$ 160,768	$ 225,665	$ 183,183	$ 1,676,280
Loans acquired and accounted for under ASC 310-30	$ 109,909	$ 25,877	$ 157,805	$ 40,215	$ 28,784	$ 33,947	$ 396,537

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2010:

	One- to Four-Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
				(In Thousands)			
Allowance for Loan Losses							
Individually evaluated for impairment	$ 4,353	$ 1,714	$ 3,089	$ 2,083	$ 784	$ 37	$ 12,060
Collectively evaluated for impairment	$ 7,100	$ 2,152	$ 11,247	$ 3,769	$ 1,697	$ 2,632	$ 28,597
Loans acquired and accounted for under ASC 310-30	$ —	$ —	$ —	$ 30	$ 800	$ —	$ 830
Loans							
Individually evaluated for impairment	$ 40,562	$ 25,246	$ 72,379	$ 45,334	$ 8,340	$ 622	$ 192,483
Collectively evaluated for impairment	$ 310,272	$ 185,600	$ 522,539	$ 118,257	$ 177,525	$ 172,553	$1,486,746
Loans acquired and accounted for under ASC 310-30	$ 75,727	$ 23,277	$ 128,704	$ 22,858	$ 15,215	$ 39,015	$ 304,796

The portfolio segments used in the preceding three tables correspond to the loan classes used in all other tables in *Note 3* as follows:

- The one- to four-family residential and construction segment includes the one- to four-family residential construction, subdivision construction, owner occupied one- to four-family residential and non-owner occupied one- to four-family residential classes.
- The other residential segment corresponds to the other residential class.
- The commercial real estate segment includes the commercial real estate and industrial revenue bonds classes
- The commercial construction segment includes the land development and commercial construction classes.
- The commercial business segment corresponds to the commercial business class.
- The consumer segment includes the consumer auto, consumer other and home equity lines of credit classes.

The weighted average interest rate on loans receivable at December 31, 2012 and 2011, was 5.39% and 5.86%, respectively.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of loans serviced for others were $158.4 million and $170.3 million at December 31, 2012 and 2011, respectively. In addition, available lines of credit on these loans were $15.7 million and $11.7 million at December 31, 2012 and 2011, respectively.

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include not only nonperforming loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties.

The following summarizes information regarding impaired loans at and during the years ended December 31, 2012, 2011 and 2010:

	December 31, 2012			Year Ended December 31, 2012	
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
			(In Thousands)		
One- to four-family residential construction	$ 410	$ 410	$ 239	$ 679	$ 22
Subdivision construction	2,577	2,580	688	8,399	143
Land development	12,009	13,204	96	12,614	656
Commercial construction	—	—	—	383	—
Owner occupied one- to four-family residential	5,627	6,037	550	5,174	295
Non-owner occupied one- to four-family residential	6,077	6,290	811	10,045	330
Commercial real estate	48,476	49,779	4,990	45,181	2,176
Other residential	16,405	16,405	1,089	16,951	836
Commercial business	7,279	8,615	2,778	4,851	329
Industrial revenue bonds	2,785	2,865	—	3,034	5
Consumer auto	143	170	22	157	17
Consumer other	602	682	89	654	65
Home equity lines of credit	235	248	45	162	15
Total	$ 102,625	$ 107,285	$ 11,397	$ 108,284	$ 4,889

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

	December 31, 2011			Year Ended December 31, 2011	
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
	(In Thousands)				
One- to four-family residential construction	$ 873	$ 917	$ 12	$ 1,939	$ 39
Subdivision construction	12,999	14,730	2,953	10,154	282
Land development	7,150	7,317	594	9,983	379
Commercial construction	—	—	—	308	—
Owner occupied one- to four-family residential	5,481	6,105	776	4,748	76
Non-owner occupied one- to four-family residential	11,259	11,768	1,249	9,658	425
Commercial real estate	49,961	55,233	3,562	34,403	1,616
Other residential	12,102	12,102	89	9,475	454
Commercial business	4,679	5,483	736	4,173	125
Industrial revenue bonds	2,110	2,190	22	2,137	—
Consumer auto	147	168	3	192	6
Consumer other	579	680	22	544	10
Home equity lines of credit	174	184	12	227	1
Total	$ 107,514	$ 116,877	$ 10,030	$ 87,941	$ 3,413

	December 31, 2010			Year Ended December 31, 2010	
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
	(In Thousands)				
One- to four-family residential construction	$ 1,947	$ 2,371	$ 258	$ 1,724	$ 83
Subdivision construction	9,894	10,560	2,326	7,850	415
Land development	17,957	21,006	1,925	18,760	534
Commercial construction	1,851	1,851	158	458	31
Owner occupied one- to four-family residential	5,205	5,620	542	3,612	69
Non-owner occupied one- to four-family residential	11,785	12,267	1,227	8,182	386
Commercial real estate	25,782	26,392	3,045	10,615	603
Other residential	9,768	9,869	1,714	8,123	140
Commercial business	9,722	12,495	828	2,630	114
Consumer auto	125	137	4	30	1
Consumer other	429	481	14	93	4
Home equity lines of credit	148	166	19	109	1
Total	$ 94,613	$ 103,215	$ 12,060	$ 62,186	$ 2,381

At December 31, 2012, $43.4 million of impaired loans had specific valuation allowances totaling $11.4 million. At December 31, 2011, all impaired loans had specific valuation allowances totaling $10.0 million. Previous to the third quarter of 2012, the Company reported all impaired loans as having specific valuation allowances, even though in many instances the allowance assigned to a particular loan was actually only the general valuation percentage used for that particular category of loans. In the third quarter of 2012, the Company began reporting specific valuation allowances on impaired loans only if the recorded loan balance was greater than the calculated fair value of the collateral supporting the loan. This change was also factored into the general valuation allowances recorded by the Company, and did not result in a significant change to the overall allowance for loan losses recorded by the Company. For impaired loans which were nonaccruing, interest of approximately $1.8 million, $2.4 million and $2.0 million would have been recognized on an accrual basis during the years ended December 31, 2012, 2011 and 2010, respectively.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. Troubled debt restructurings are loans that are modified by granting concessions to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. The types of concessions made are factored into the estimation of the allowance for loan losses for troubled debt restructurings primarily using a discounted cash flows or collateral adequacy approach.

The following table presents newly restructured loans during 2012 by type of modification:

	Interest Only	Term	Combination	Total Modification
	(In Thousands)			
Mortgage loans on real estate:				
Residential one-to-four family	$ 1,291	$ 3,199	$ 392	$ 4,882
Commercial	773	5,405	—	6,178
Construction and land development	183	309	—	492
Other residential	—	3,977	—	3,977
Home equity lines of credit	—	19	—	19
Commercial	24	3,615	—	3,639
Consumer	—	39	—	39
	$ 2,271	$ 16,563	$ 392	$ 19,226

At December 31, 2012, the Company had $2.8 million of construction loans, $7.1 million of residential mortgage loans, $26.9 million of commercial real estate loans, $7.9 million of other residential loans, $1.9 million of commercial business loans and $167,000 of consumer loans that were modified in troubled debt restructurings and impaired. Of the total troubled debt restructurings at December 31, 2012, $38.1 million were accruing interest and $14.6 million were classified as substandard and $1.0 million were classified as doubtful using the Company's internal grading system which is described below. During the previous 12 months, five commercial real estate loans totaling $1.8 million, two non-owner occupied residential mortgage loans totaling $406,000, four owner occupied residential mortgage loans totaling $294,000 and one consumer loan totaling $19,000, were modified as troubled debt restructurings and had payment defaults subsequent to the modifications. When loans modified as troubled debt restructuring have subsequent payment defaults, the defaults are factored into the determination of the allowance for loan losses to ensure specific valuation allowances reflect amounts considered uncollectible. At December 31, 2011, the Company had $9.0 million of construction loans, $17.0 million of residential mortgage loans, $31.3 million of commercial real estate loans, $671,000 of commercial business loans and $156,000 of consumer loans that were modified in troubled debt restructurings and impaired. Of the total troubled debt restructurings at December 31, 2011, $50.8 million were accruing interest at December 31, 2011.

As of December 31, 2012, borrowers with loans designated as troubled debt restructurings totaling $1.4 million, including $160,000 of construction loans, $1.2 million of residential mortgage loans, $49,000 of commercial business loans and $17,000 of consumer loans, met the criteria for placement back on accrual status. This criteria is a minimum of six months of payment performance under existing or modified terms.

The Company reviews the credit quality of its loan portfolio using an internal grading system that classifies loans as "Satisfactory," "Watch," "Special Mention" and "Substandard." Substandard loans are characterized by the distinct possibility that the Bank will sustain some loss if certain deficiencies are not corrected. Special mention loans possess potential weaknesses that deserve management's close attention but do not expose the Bank to a degree of risk that warrants substandard classification. Loans classified as watch are being monitored because of indications of potential weaknesses or deficiencies that may require future classification as special mention or substandard. Loans not meeting any of the criteria previously described are considered satisfactory. The FDIC-covered loans are evaluated using this internal grading system. However, since these loans are accounted for in pools and are currently covered through loss sharing agreements with the FDIC, all of the loan pools were considered satisfactory at December 31, 2012 and 2011, respectively. See *Note 4* for further discussion of the acquired loan pools and loss sharing agreements. The loan grading system is presented by loan class below:

	December 31, 2012					
	Satisfactory	Watch	Special Mention	Substandard	Doubtful	Total
			(In Thousands)			
One- to four-family residential construction	$ 28,662	$ —	$ —	$ 409	$ —	$ 29,071
Subdivision construction	31,156	2,993	—	1,656	—	35,805
Land development	47,388	3,887	—	11,284	—	62,559
Commercial construction	150,515	—	—	—	—	150,515
Owner occupied one- to-four-family residential	79,411	792	—	3,656	—	83,859
Non-owner occupied one- to-four-family residential	132,073	7,884	—	5,501	—	145,458
Commercial real estate	619,387	42,753	—	30,237	—	692,377
Other residential	252,238	6,793	—	8,487	—	267,518
Commercial business	253,165	4,286	—	6,180	1,000	264,631
Industrial revenue bonds	40,977	675	—	2,110	—	43,762
Consumer auto	82,467	—	—	143	—	82,610
Consumer other	83,250	—	—	565	—	83,815
Home equity lines of credit	52,076	—	1,913	236	—	54,225
FDIC-supported loans, net of discounts (TeamBank)	77,568	—	—	47	—	77,615
FDIC-supported loans, net of discounts (Vantus Bank)	95,281	—	—	202	—	95,483
FDIC-supported loans, net of discounts (Sun Security Bank)	91,519	—	—	—	—	91,519
FDIC-supported loans, net of discounts (InterBank)	259,210	—	—	22	—	259,232
Total	$ 2,376,343	$ 70,063	$ 1,913	$ 70,735	$ 1,000	$ 2,520,054

	December 31, 2011				
	Satisfactory	Watch	Special Mention	Substandard	Total
	(In Thousands)				
One- to four-family residential construction	$ 21,436	$ 2,354	$ —	$ 186	$ 23,976
Subdivision construction	45,754	2,701	—	12,685	61,140
Land development	41,179	20,902	245	6,445	68,771
Commercial construction	119,589	—	—	—	119,589
Owner occupied one- to-four-family residential	86,725	1,018	—	4,251	91,994
Non-owner occupied one- to four-family residential	129,458	5,232	249	10,842	145,781
Commercial real estate	542,712	51,757	13,384	32,004	639,857
Other residential	222,940	13,262	—	7,540	243,742
Commercial business	225,664	5,403	638	4,679	236,384
Industrial revenue bonds	57,640	—	—	2,110	59,750
Consumer auto	59,237	—	—	131	59,368
Consumer other	77,006	—	—	534	77,540
Home equity lines of credit	46,940	—	—	174	47,114
FDIC-supported loans, net of discounts (TeamBank)	128,875	—	—	—	128,875
FDIC-supported loans, net of discounts (Vantus Bank)	123,036	—	—	—	123,036
FDIC-supported loans, net of discounts (Sun Security Bank)	144,626	—	—	—	144,626
Total	$ 2,072,817	$ 102,629	$ 14,516	$ 81,581	$ 2,271,543

Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in *Notes 9* and *11*.

Certain directors and executive officers of the Company and the Bank are customers of and had transactions with the Bank in the ordinary course of business. Except for the interest rates on loans secured by personal residences, in the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. Generally, residential first mortgage loans and home equity lines of credit to all employees and directors have been granted at interest rates equal to the Bank's cost of funds, subject to annual adjustments in the case of residential first mortgage loans and monthly adjustments in the case of home equity lines of credit. At December 31, 2012 and 2011, loans outstanding to these directors and executive officers are summarized as follows:

	December 31, 2012	December 31, 2011
	(In Thousands)	
Balance, beginning of year	$ 2,294	$ 12,933
New loans	5,121	2,607
Payments	(3,120)	(13,246)
Balance, end of year	$ 4,295	$ 2,294

Note 4: Acquired Loans, Loss Sharing Agreements and FDIC Indemnification Assets

TeamBank

On March 20, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the Federal Deposit Insurance Corporation (FDIC) to assume all of the deposits (excluding brokered deposits) and acquire certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kansas.

The loans, commitments and foreclosed assets purchased in the TeamBank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank. Under the loss sharing agreement, the Bank shares in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $115.0 million, the FDIC agreed to reimburse the Bank for 80% of the losses. On losses exceeding $115.0 million, the FDIC agreed to reimburse the Bank for 95% of the losses. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value on the acquisition date. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

The Bank recorded a preliminary one-time gain of $27.8 million (pre-tax) based upon the initial estimated fair value of the assets acquired and liabilities assumed in accordance with FASB ASC 805, *Business Combinations*. FASB ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. Subsequent to the initial fair value estimate calculations in the first quarter of 2009, additional information was obtained about the fair value of assets acquired and liabilities assumed as of March 20, 2009, which resulted in adjustments to the initial fair value estimates. Most significantly, additional information was

obtained on the credit quality of certain loans as of the acquisition date which resulted in increased fair value estimates of the acquired loan pools. The fair values of these loan pools were adjusted and the provisional fair values finalized. These adjustments resulted in a $16.1 million increase to the initial one-time gain of $27.8 million. Thus, the final gain was $43.9 million related to the fair value of the acquired assets and assumed liabilities. This gain was included in Noninterest Income in the Company's Consolidated Statement of Income for the year ended December 31, 2009.

The Bank originally recorded the fair value of the acquired loans at their preliminary fair value of $222.8 million and the related FDIC indemnification asset was originally recorded at its preliminary fair value of $153.6 million. As discussed above, these initial fair values were adjusted during the measurement period, resulting in a final fair value at the acquisition date of $264.4 million for acquired loans and $128.3 million for the FDIC indemnification asset. A discount was recorded in conjunction with the fair value of the acquired loans and the amount accreted to yield during 2012, 2011 and 2010 was $1.2 million, $2.5 million and $2.4 million, respectively.

In addition to the loan and FDIC indemnification assets noted above, the acquisition consisted of other assets with a fair value of approximately $235.5 million, including $111.8 million of investment securities, $83.4 million of cash and cash equivalents, $2.9 million of foreclosed assets and $3.9 million of FHLB stock. Liabilities with a fair value of $610.2 million were also assumed, including $515.7 million of deposits, $80.9 million of FHLB advances and $2.3 million of repurchase agreements with a commercial bank. A customer-related core deposit intangible asset of $2.9 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately $42.4 million in cash from the FDIC and entered into the loss sharing agreement with the FDIC.

Vantus Bank

On September 4, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Vantus Bank, a full service thrift headquartered in Sioux City, Iowa.

The loans, commitments and foreclosed assets purchased in the Vantus Bank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank. Under the loss sharing agreement, the Bank shares in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $102.0 million, the FDIC agreed to reimburse the Bank for 80% of the losses. On losses exceeding $102.0 million, the FDIC agreed to reimburse the Bank for 95% of the losses. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value of $62.2 million on the acquisition date. Based upon the acquisition

date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a preliminary one-time gain of $45.9 million, which was included in Noninterest Income in the Company's Consolidated Statement of Income for the year ended December 31, 2009. During 2010, the Company continued to analyze its estimates of the fair values of the loans acquired and the indemnification asset recorded. The Company finalized its analysis of these assets without adjustments to the initial fair value estimates. The Bank recorded the fair value of the acquired loans at their estimated fair value of $247.0 million and the related FDIC indemnification asset was recorded at its estimated fair value of $62.2 million. A discount was recorded in conjunction with the fair value of the acquired loans and the amount accreted to yield during 2012, 2011 and 2010 was $399,000, $928,000 and $1.2 million, respectively.

In addition to the loan and FDIC indemnification assets noted above, the acquisition consisted of other assets with a fair value of approximately $47.2 million, including $23.1 million of investment securities, $12.8 million of cash and cash equivalents, $2.2 million of foreclosed assets and $5.9 million of FHLB stock. Liabilities with a fair value of $444.0 million were also assumed, including $352.7 million of deposits, $74.6 million of FHLB advances, $10.0 million of borrowings from the Federal Reserve Bank and $3.2 million of repurchase agreements with a commercial bank. A customer-related core deposit intangible asset of $2.2 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately $131.3 million in cash from the FDIC and entered into the loss sharing agreement with the FDIC.

Sun Security Bank

On October 7, 2011, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Sun Security Bank, a full service bank headquartered in Ellington, Missouri.

The loans and foreclosed assets purchased in the Sun Security Bank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank. Under the loss sharing agreement, the FDIC has agreed to cover 80% of the losses on the loans (excluding approximately $4 million of consumer loans) and foreclosed assets purchased subject to certain limitations. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value of $67.4 million on the acquisition date. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a preliminary one-time gain of $16.5 million, which was included in Noninterest Income in the Company's Consolidated Statement of Income for the year ended December 31, 2011. During 2012, the Company continued to analyze its estimates of the fair values of the loans acquired and the indemnification asset recorded. The Company finalized its analysis of these assets without adjustments to the initial fair value estimates. The Bank

recorded the fair value of the acquired loans at their estimated fair value of $163.7 million and the related FDIC indemnification asset was recorded at its estimated fair value of $67.4 million. A discount was recorded in conjunction with the fair value of the acquired loans and the amount accreted to yield during 2012 and 2011 was $1.6 million and $140,000, respectively.

In addition to the loan and FDIC indemnification assets noted above, the acquisition consisted of other assets with a fair value of approximately $85.2 million, including $45.3 million of investment securities, $26.1 million of cash and cash equivalents, $9.1 million of foreclosed assets, $3.0 million of FHLB stock and $1.8 million of other assets. Liabilities with a fair value of $345.8 million were also assumed, including $280.9 million of deposits, $64.3 million of FHLB advances and $632,000 of other liabilities. A customer-related core deposit intangible asset of $2.5 million was also recorded. Net of the excess of assets over liabilities, the Bank received approximately $40.8 million in cash from the FDIC and entered into the loss sharing agreement with the FDIC.

InterBank

On April 27, 2012, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Inter Savings Bank, FSB ("InterBank"), a full service bank headquartered in Maple Grove, Minnesota.

The loans and foreclosed assets purchased in the InterBank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank. Under the loss sharing agreement, the FDIC has agreed to cover 80% of the losses on the loans (excluding approximately $60,000 of consumer loans) and foreclosed assets purchased subject to certain limitations. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value of $84.0 million on the acquisition date. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a preliminary one-time gain of $31.3 million, which was included in Noninterest Income in the Company's Consolidated Statement of Income for the year ended December 31, 2012. During 2012, the Company continued to analyze its estimates of the fair values of the loans acquired and the indemnification asset recorded. The Company finalized its analysis of these assets without adjustments to the initial fair value estimates. The Bank recorded the fair value of the acquired loans at their estimated fair value of $285.5 million and the related FDIC indemnification asset was recorded at its estimated fair value of $84.0 million. A premium was recorded in conjunction with the fair value of the acquired loans and the amount amortized to yield during 2012 was $564,000.

In addition to the loan and FDIC indemnification assets noted above, the acquisition consisted of other assets with a fair value of approximately $79.8 million, including $34.9 million of investment

securities, $34.5 million of cash and cash equivalents, $6.2 million of foreclosed assets, $585,000 of FHLB stock and $2.6 million of other assets. Liabilities with a fair value of $458.7 million were also assumed, including $456.3 million of deposits and $2.4 million of other liabilities. A customer-related core deposit intangible asset of $1.0 million was also recorded. Net of the excess of assets over liabilities, the Bank received approximately $40.8 million in cash from the FDIC and entered into the loss sharing agreement with the FDIC.

Fair Value and Expected Cash Flows

At the time of these acquisitions, the Company determined the fair value of the loan portfolios based on several assumptions. Factors considered in the valuations were projected cash flows for the loans, type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, current discount rates and whether or not the loan was amortizing. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. Management also estimated the amount of credit losses that were expected to be realized for the loan portfolios. The discounted cash flow approach was used to value each pool of loans. For nonperforming loans, fair value was estimated by calculating the present value of the recoverable cash flows using a discount rate based on comparable corporate bond rates. This valuation of the acquired loans is a significant component leading to the valuation of the loss sharing assets recorded.

The amount of the estimated cash flows expected to be received from the acquired loan pools in excess of the fair values recorded for the loan pools is referred to as the accretable yield. The accretable yield is recognized as interest income over the estimated lives of the loans. The Company continues to evaluate the fair value of the loans including cash flows expected to be collected. Increases in the Company's cash flow expectations are recognized as increases to the accretable yield while decreases are recognized as impairments through the allowance for loan losses. During the years ended December 31, 2012 and 2011, increases in expected cash flows related to the acquired loan portfolios resulted in adjustments to the accretable yield to be spread over the estimated remaining lives of the loans on a level-yield basis. The increases in expected cash flows also reduced the amount of expected reimbursements under the loss sharing agreements. This resulted in corresponding adjustments during the years ended December 31, 2012 and 2011, to the indemnification assets to be amortized on a level-yield basis over the remainder of the loss sharing agreements or the remaining expected lives of the loan pools, whichever is shorter. The amounts of these adjustments were as follows:

	Year Ended		
	December 31, 2012	**December 31, 2011**	**December 31, 2010**
		(In Thousands)	
Increase in accretable yield due to increased cash flow expectations	$ 42,567	$ 27,069	$ 58,951
Decrease in FDIC indemnification asset as a result of accretable yield increase	(34,054)	(23,821)	(51,888)

The adjustments, along with those made in previous years, impacted the Company's Consolidated Statements of Income as follows:

	Year Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
	(In Thousands)		
Interest income	$ 36,186	$ 49,208	$ 19,452
Noninterest income	(29,864)	(43,835)	(17,134)
Net impact to pre-tax income	$ 6,322	$ 5,373	$ 2,318

Prior to January 1, 2010, the Company's estimate of cash flows expected to be received from the acquired loan pools related to TeamBank and Vantus Bank had not materially changed, other than the adjustment of the provisional fair value measurements of the former TeamBank loan portfolio. On an on-going basis the Company estimates the cash flows expected to be collected from the acquired loan pools. For the loan pools acquired in 2012 and 2011, the cash flow estimates have increased during 2012. For the loan pools acquired in 2009, the cash flow estimates have increased, beginning with the fourth quarter of 2010, based on payment histories and reduced loss expectations of the loan pools. This resulted in increased income that was spread on a level-yield basis over the remaining expected lives of the loan pools.

The loss sharing asset is measured separately from the loan portfolio because it is not contractually embedded in the loans and is not transferable with the loans should the Bank choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool (as discussed above) and the loss sharing percentages outlined in the Purchase and Assumption Agreement with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. The loss sharing asset is also separately measured from the related foreclosed real estate.

The loss sharing agreement on the InterBank transaction includes a clawback provision whereby if credit loss performance is better than certain pre-established thresholds, then a portion of the monetary benefit is shared with the FDIC. The pre-established threshold for credit losses is $115.7 million for this transaction. The monetary benefit required to be paid to the FDIC under the clawback provision, if any, will occur shortly after the termination of the loss sharing agreement, which in the case of InterBank is 10 years from the acquisition date.

At December 31, 2012, the Bank's internal estimate of credit performance is expected to be better than the threshold set by the FDIC in the loss sharing agreement. Therefore, a separate clawback liability totaling $1.0 million was recorded at December 31, 2012. As changes in the fair values of the loans and foreclosed assets are determined due to changes in expected cash flows, changes in the amount of the clawback liability will occur.

TeamBank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the TeamBank transaction at December 31, 2012 and 2011. Gross loan balances (due from the borrower) were reduced approximately $349.5 million since the transaction date because of $215.9 million of repayments by the borrower, $59.0 million of transfers to foreclosed assets and $74.6 million of charge-downs to customer loan balances. Based upon the collectability analyses performed during the acquisition, we expected certain levels of foreclosures and charge-offs and actual results have been better than our expectations. As a result, cash flows expected to be received from the acquired loan pools have increased, resulting in adjustments that were made to the related accretable yield as described above.

	December 31, 2012	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 86,657	$ 9,056
Noncredit premium/(discount), net of activity since acquisition date	(134)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(5,120)	—
Original estimated fair value of assets, net of activity since acquisition date	(77,615)	(7,669)
Expected loss remaining	3,788	1,387
Assumed loss sharing recovery percentage	81%	82%
Expected loss sharing value	3,051	1,141
Indemnification asset to be amortized resulting from change in expected losses	4,036	—
Accretable discount on FDIC indemnification asset	(332)	—
FDIC indemnification asset	$ 6,755	$ 1,141

	December 31, 2011	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 164,284	$ 16,225
Noncredit premium/(discount), net of activity since acquisition date	(1,363)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(6,093)	—
Original estimated fair value of assets, net of activity since acquisition date	(128,875)	(10,342)
Expected loss remaining	27,953	5,883
Assumed loss sharing recovery percentage	80%	80%
Expected loss sharing value	22,404	4,712
Indemnification asset to be amortized resulting from change in expected losses	5,726	—
Accretable discount on FDIC indemnification asset	(2,719)	—
FDIC indemnification asset	$ 25,411	$ 4,712

Vantus Bank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the Vantus Bank transaction at December 31, 2012 and 2011. Gross loan balances (due from the borrower) were reduced approximately $227.6 million since the transaction date because of $185.9 million of repayments by the borrower, $15.0 million of transfers to foreclosed assets and $26.7 million of charge-downs to customer loan balances. Based upon the collectability analyses performed during the acquisition, we expected certain levels of foreclosures and charge-offs and actual results have been better than our expectations. As a result, cash flows expected to be received from the acquired loan pools have increased, resulting in adjustments that were made to the related accretable yield as described above.

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

	December 31, 2012	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 103,910	$ 4,383
Noncredit premium/(discount), net of activity since acquisition date	(104)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(5,429)	—
Original estimated fair value of assets, net of activity since acquisition date	(95,483)	(3,214)
Expected loss remaining	2,894	1,169
Assumed loss sharing recovery percentage	78%	80%
Expected loss sharing value	2,270	935
Indemnification asset to be amortized resulting from change in expected losses	4,343	—
Accretable discount on FDIC indemnification asset	(240)	—
FDIC indemnification asset	$ 6,373	$ 935

	December 31, 2011	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 149,215	$ 3,410
Noncredit premium/(discount), net of activity since acquisition date	(503)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(11,267)	—
Original estimated fair value of assets, net of activity since acquisition date	(123,036)	(2,069)
Expected loss remaining	14,409	1,341
Assumed loss sharing recovery percentage	80%	80%
Expected loss sharing value	11,526	1,073
Indemnification asset to be amortized resulting from change in expected losses	9,014	—
Accretable discount on FDIC indemnification asset	(1,946)	—
FDIC indemnification asset	$ 18,594	$ 1,073

Sun Security Bank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the Sun Security Bank transaction at December 31, 2012 and 2011. Gross loan balances (due from the borrower) were reduced approximately $107.5 million since the transaction date because of $69.0 million of repayments by the borrower, $18.0 million of transfers to foreclosed assets and $20.5 million of charge-downs to customer loan balances. Based upon the collectability analyses performed during the acquisition, we expected certain levels of foreclosures and charge-offs and actual results have been better than our expectations. As a result, cash flows expected to be received from the acquired loan pools have increased, resulting in adjustments that were made to the related accretable yield as described above.

	December 31, 2012	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 126,933	$ 10,980
Noncredit premium/(discount), net of activity since acquisition date	(1,079)	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(4,182)	—
Original estimated fair value of assets, net of activity since acquisition date	(91,519)	(6,227)
Expected loss remaining	30,153	4,753
Assumed loss sharing recovery percentage	76%	80%
Expected loss sharing value	23,017	3,785
Indemnification asset to be amortized resulting from change in expected losses	3,345	—
Accretable discount on FDIC indemnification asset	(2,867)	(561)
FDIC indemnification asset	$ 23,495	$ 3,224

	December 31, 2011	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 217,549	$ 20,964
Noncredit premium/(discount), net of activity since acquisition date	(2,658)	—
Original estimated fair value of assets, net of activity since acquisition date	(144,626)	(8,338)
Expected loss remaining	70,265	12,626
Assumed loss sharing recovery percentage	79%	80%
Expected loss sharing value	55,382	10,101
Accretable discount on FDIC indemnification asset	(5,457)	(1,811)
FDIC indemnification asset	$ 49,925	$ 8,290

InterBank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the InterBank transaction at December 31, 2012. Gross loan balances (due from the borrower) were reduced approximately $36.4 million since the transaction date because of $26.7 million of repayments by the borrower and $9.7 million of charge-offs to customer loan balances. Based upon the collectability analyses performed during the acquisition, we expected certain levels of foreclosures and charge-offs and actual results have been better than our expectations. As a result, cash flows expected to be received from the acquired loan pools have increased, resulting in adjustments that were made to the related accretable yield as described above.

	December 31, 2012	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 356,844	$ 2,001
Noncredit premium/(discount), net of activity since acquisition date	2,541	—
Reclassification from nonaccretable discount to accretable discount due to change in expected losses (net of accretion to date)	(9,897)	—
Original estimated fair value of assets, net of activity since acquisition date	(259,232)	(1,620)
Expected loss remaining	90,256	381
Assumed loss sharing recovery percentage	81%	80%
Expected loss sharing value	73,151	304
FDIC loss share clawback	1,000	—
Indemnification asset to be amortized resulting from change in expected losses	7,871	—
Accretable discount on FDIC indemnification asset	(6,893)	(93)
FDIC indemnification asset	$ 75,129	$ 211

	April 27, 2012 – Acquisition Date	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 393,274	$ 9,908
Noncredit premium/(discount), net of activity since acquisition date	3,105	—
Original estimated fair value of assets, net of activity since acquisition date	(285,458)	(6,216)
Expected loss remaining	110,921	3,692
Assumed loss sharing recovery percentage	81%	80%
Expected loss sharing value	89,669	2,954
Accretable discount on FDIC indemnification asset	(8,411)	(223)
FDIC indemnification asset	$ 81,258	$ 2,731

The carrying amount of assets covered by the loss sharing agreement related to the InterBank transaction at April 27, 2012 (the acquisition date), consisted of impaired loans required to be accounted for in accordance with FASB ASC 310-30, other loans not subject to the specific criteria of FASB ASC 310-30, but accounted for under the guidance of FASB ASC 310-30 (FASB ASC 310-30 by Policy Loans) and other assets as shown in the following table:

	FASB ASC 310-30 Loans	FASB ASC 310-30 by Policy Loans	Other	Total
	(In Thousands)			
Loans	$ 4,363	$ 281,095	$ —	$ 285,458
Foreclosed assets	—	—	6,216	6,216
Estimated loss reimbursement from the FDIC	—	—	83,989	83,989
Total covered assets	$ 4,363	$ 281,095	$ 90,205	$ 375,663

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 loans acquired was $19.3 million, the cash flows expected to be collected were $4.8 million including interest, and the estimated fair value of the loans was $4.4 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At April 27, 2012, a majority of these loans were valued based on the liquidation value of the underlying collateral, because the expected cash flows were primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated.

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 by Policy Loans acquired in the acquisition was $374.0 million, of which $96.4 million of cash flows were not expected to be collected, and the estimated fair value of the loans was $281.1 million. A majority of these loans were valued as of their acquisition dates based on the liquidation value of the underlying collateral, because the expected cash flows were primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated.

Changes in the accretable yield for acquired loan pools were as follows for the years ended December 31, 2012, 2011 and 2010:

	TeamBank	Vantus Bank	Sun Security Bank	InterBank
	(In Thousands)			
Balance, January 1, 2010	$ 31,300	$ 39,023	$ —	$ —
Accretion	(24,250)	(23,848)	—	—
Reclassification from nonaccretable difference[1]	29,715	20,621	—	—
Balance, December 31, 2010	36,765	35,796	—	—
Additions	—	—	14,990	—
Accretion	(40,010)	(30,908)	(2,221)	—
Reclassification from nonaccretable difference[1]	17,907	17,079	—	—
Balance, December 31, 2011	14,662	21,967	12,769	—
Additions	—	—	—	46,078
Accretion	(20,129)	(21,437)	(15,851)	(11,998)
Reclassification from nonaccretable difference[1]	17,595	13,008	14,341	8,494
Balance, December 31, 2012	$ 12,128	$ 13,538	$ 11,259	$ 42,574

(1) Represents increases in estimated cash flows expected to be received from the acquired loan pools, primarily due to lower estimated credit losses. The numbers also include changes in expected accretion of the loan pools for TeamBank, Vantus Bank, Sun Security Bank and InterBank for the year ended December 31, 2012, totaling $5.2 million, $4.4 million, $3.6 million and $2.4 million, respectively; for TeamBank and Vantus Bank for the year ended December 31, 2011, totaling $3.5 million and $4.4 million, respectively; and for TeamBank and Vantus Bank for the year ended December 31, 2010, totaling $1.8 million and $6.8 million, respectively.

Note 5: Foreclosed Assets Held for Sale

Major classifications of foreclosed assets at December 31, 2012 and 2011, were as follows:

	2012	2011
	(In Thousands)	
One- to four-family construction	$ 627	$ 1,630
Subdivision construction	17,147	15,573
Land development	14,058	13,634
Commercial construction	6,511	2,747
One- to four-family residential	1,200	1,849
Other residential	7,232	7,853
Commercial real estate	2,738	2,290
Commercial business	160	85
Consumer	471	1,211
	50,144	46,872
FDIC-supported foreclosed assets, net of discounts	18,730	20,749
	$ 68,874	$ 67,621

Expenses applicable to foreclosed assets for the years ended December 31, 2012, 2011 and 2010, included the following:

	2012	2011	2010
		(In Thousands)	
Net gain on sales of real estate	$ (1,603)	$ (1,504)	$ (1,045)
Valuation write-downs	6,786	10,437	3,169
Operating expenses, net of rental income	3,565	2,913	2,790
	$ 8,748	$ 11,846	$ 4,914

Note 6: Premises and Equipment

Major classifications of premises and equipment at December 31, 2012 and 2011, stated at cost, were as follows:

	2012	2011
	(In Thousands)	
Land	$ 27,618	$ 22,635
Buildings and improvements	66,446	55,425
Furniture, fixtures and equipment	41,676	37,681
	135,740	115,741
Less accumulated depreciation	33,454	31,549
	$ 102,286	$ 84,192

Note 7: Investments in Limited Partnerships

Investments in Affordable Housing Partnerships

The Company has invested in certain limited partnerships that were formed to develop and operate apartments and single-family houses designed as high-quality affordable housing for lower income tenants throughout Missouri and contiguous states. At December 31, 2012, the Company had eleven investments, with a net carrying value of $33.9 million. At December 31, 2011, the Company had eleven investments, with a net carrying value of $28.7 million. Due to the Company's inability to exercise any significant influence over any of the investments in Affordable Housing Partnerships, they all are accounted for using the cost method. Each of the partnerships must meet the regulatory requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken may be subject to recapture with interest.

The remaining federal affordable housing tax credits to be utilized over a maximum of 15 years were $44.2 million as of December 31, 2012, assuming no tax credit recapture events occur and all projects currently under construction are completed as planned. Amortization of the investments in partnerships is expected to be approximately $33.4 million, assuming all projects currently under construction are completed and funded as planned. The Company's usage of federal affordable housing tax credits approximated $5.2 million, $2.6 million and $1.3 million during 2012, 2011 and 2010, respectively. Investment amortization amounted to $4.6 million, $1.9 million and $1.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Investments in Community Development Entities

The Company has invested in certain limited partnerships that were formed to develop and operate business and real estate projects located in low-income communities. At December 31, 2012, the Company had three investments, with a net carrying value of $6.8 million. At December 31, 2011, the Company had three investments, with a net carrying value of $7.1 million. Due to the Company's inability to exercise any significant influence over any of the investments in qualified Community Development Entities, they are all accounted for using the cost method. Each of the partnerships provides federal New Market Tax Credits over a seven-year credit allowance period. In each of the first three years, credits totaling five percent of the original investment are allowed on the credit allowance dates and for the final four years, credits totaling six percent of the original investment are allowed on the credit allowance dates. Each of the partnerships must be invested in a qualified Community Development Entity on each of the credit allowance dates during the seven-year period to utilize the tax credits. If the Community Development Entities cease to qualify during the seven-year period, the credits may be denied for any credit allowance date and a portion of the credits previously taken may be subject to recapture with interest. The investments in the Community Development Entities cannot be redeemed before the end of the seven-year period.

The remaining federal New Market Tax Credits to be utilized over a maximum of seven years were $8.8 million as of December 31, 2012. Amortization of the investments in partnerships is expected to be approximately $5.9 million. The Company's usage of federal New Market Tax Credits approximated $1.7 million, $1.7 million and $1.1 million during 2012, 2011 and 2010, respectively. Investment amortization amounted to $1.1 million, $1.1 million and $727,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Investments in Limited Partnerships for State Tax Credits

From time to time, the Company has invested in certain limited partnerships that were formed to provide certain state tax credits. The Company has primarily syndicated these tax credits and the impact to the Consolidated Statements of Income has not been material.

Note 8: Deposits

Deposits at December 31, 2012 and 2011, are summarized as follows:

	Weighted Average Interest Rate	2012	2011
		(In Thousands, Except Interest Rates)	
Noninterest-bearing accounts	—	$ 385,778	$ 330,813
Interest-bearing checking and savings accounts	0.33% - 0.61%	1,563,468	1,363,727
		1,949,246	1,694,540
Certificate accounts	0% - .99%	666,573	432,778
	1% - 1.99%	426,589	628,063
	2% - 2.99%	90,539	158,696
	3% - 3.99%	13,240	17,228
	4% - 4.99%	5,190	26,526
	5% and above	1,816	5,708
		1,203,947	1,268,999
		$ 3,153,193	$ 2,963,539

The weighted average interest rate on certificates of deposit was 1.00% and 1.29% at December 31, 2012 and 2011, respectively.

The aggregate amount of certificates of deposit originated by the Bank in denominations greater than $100,000 was approximately $449.0 million and $446.2 million at December 31, 2012 and 2011, respectively. The Bank utilizes brokered deposits as an additional funding source. The aggregate amount of brokered deposits was approximately $119.1 million and $264.6 million at December 31, 2012 and 2011, respectively.

At December 31, 2012, scheduled maturities of certificates of deposit were as follows:

	Retail	Brokered	Total
		(In Thousands)	
2013	$ 793,096	$ 88,469	$ 881,565
2014	146,578	19,253	165,831
2015	58,622	1,372	59,994
2016	27,850	—	27,850
2017	53,713	10,000	63,713
Thereafter	4,994	—	4,994
	$ 1,084,853	$ 119,094	$ 1,203,947

A summary of interest expense on deposits for the years ended December 31, 2012, 2011 and 2010, is as follows:

	2012	2011	2010
		(In Thousands)	
Checking and savings accounts	$ 7,087	$ 7,976	$ 8,468
Certificate accounts	13,715	18,467	30,065
Early withdrawal penalties	(82)	(73)	(106)
	$ 20,720	$ 26,370	$ 38,427

Note 9: Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank at December 31, 2012 and 2011, consisted of the following:

	December 31, 2012		December 31, 2011	
Due In	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
		(In Thousands)		
2012	$ —	—%	$ 22,993	4.41%
2013	1,081	1.71	281	5.68
2014	335	5.46	335	5.47
2015	10,065	3.87	10,065	3.87
2016	25,070	3.81	40,070	4.03
2017	85,825	3.92	100,825	3.92
2018 and thereafter	610	5.45	610	5.47
	122,986	3.89	175,179	4.02
Unamortized fair value adjustment	3,744		9,258	
	$ 126,730		$ 184,437	

Included in the Bank's FHLB advances at December 31, 2012 and 2011, is a $10.0 million advance with a maturity date of October 26, 2015. The interest rate on this advance is 3.86%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2012 and 2011, is a $25.0 million advance with a maturity date of December 7, 2016. The interest rate on this advance is 3.81%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2012 and 2011, is a $30.0 million advance with a maturity date of March 29, 2017. The interest rate on this advance is 4.07%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2012 and 2011, is a $25.0 million advance with a maturity date of June 20, 2017. The interest rate on this advance is 4.57%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2012 and 2011, is a $30.0 million advance with a maturity date of November 24, 2017. The interest rate on this advance is 3.20%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances at December 31, 2011, is a $20.0 million advance with a maturity date of July 12, 2012. The interest rate on this advance is 4.17%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly. This advance matured during 2012.

Included in the Bank's FHLB advances at December 31, 2011, is a $15.0 million advance with a maturity date of August 8, 2016. The interest rate on this advance is 4.39%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly. This advance was prepaid by the Bank during 2012.

Included in the Bank's FHLB advances at December 31, 2011, is a $15.0 million advance with a maturity date of September 6, 2017. The interest rate on this advance is 3.91%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly. This advance was prepaid by the Bank during 2012.

The Bank has pledged FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances as collateral for outstanding advances. No investment securities were specifically pledged as collateral for advances at December 31, 2012 and 2011. Loans with carrying values of approximately $905.8 million and $768.9 million were pledged as collateral for outstanding advances at December 31, 2012 and 2011, respectively. The Bank had potentially available $426.5 million remaining on its line of credit under a borrowing arrangement with the FHLB of Des Moines at December 31, 2012.

Note 10: Short-Term Borrowings

Short-term borrowings at December 31, 2012 and 2011, are summarized as follows:

	2012	2011
	(In Thousands)	
Note payable – Community Development Equity Funds	$ 772	$ 660
Securities sold under reverse repurchase agreements	179,644	216,737
	$ 180,416	$ 217,397

The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. Securities underlying the agreements are being held by the Bank during the agreement period. All agreements are written on a one-month or less term.

Short-term borrowings had weighted average interest rates of 0.07% and 0.22% at December 31, 2012 and 2011, respectively. Short-term borrowings averaged approximately $212.7 million and $250.8 million for the years ended December 31, 2012 and 2011, respectively. The maximum amounts outstanding at any month end were $226.4 million and $277.7 million, respectively, during those same periods.

Note 11: Federal Reserve Bank Borrowings

At December 31, 2012 and 2011, the Bank had $446.6 million and $353.6 million, respectively, available under a line-of-credit borrowing arrangement with the Federal Reserve Bank. The line is secured primarily by commercial loans. There were no amounts borrowed under this arrangement at December 31, 2012.

Note 12: Structured Repurchase Agreements

In September 2008, the Company entered into a structured repurchase borrowing transaction for $50 million. This borrowing bears interest at a fixed rate of 4.34%, matures September 15, 2015, and has a call provision that allows the repurchase counterparty to call the borrowing quarterly. The Company pledges investment securities to collateralize this borrowing.

As part of the September 4, 2009, FDIC-assisted transaction involving Vantus Bank, the Company assumed $3.0 million in repurchase agreements with commercial banks. These agreements were recorded at their estimated fair value which was derived using a discounted cash flow calculation that applies interest rates currently being offered on similar borrowings to the scheduled contractual maturity on the outstanding borrowing. As of September 4, 2009, the fair value of the repurchase agreements was $3.2 million with an effective interest rate of 2.84%. These borrowings bear interest at a fixed rate of 4.68% and are due in 2013. The Company pledges investment securities to collateralize the borrowings in an amount of at least 110% of the total borrowings outstanding. At December 31, 2012 and 2011, the book value of these repurchase agreements was $3.0 million and $3.1 million, respectively.

Note 13: Subordinated Debentures Issued to Capital Trusts

In November 2006, Great Southern Capital Trust II (Trust II), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $25.0 million aggregate liquidation amount of floating rate cumulative trust preferred securities. The Trust II securities bear a floating distribution rate equal to 90-day LIBOR plus 1.60%. The Trust II securities are redeemable at the Company's option beginning in February 2012, and if not sooner redeemed, mature on February 1, 2037. The Trust II securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $25.8 million and bearing an interest rate identical to the distribution rate on the Trust II securities. The initial interest rate on the Trust II debentures was 6.98%. The interest rate was 1.91% and 2.03% at December 31, 2012 and 2011, respectively.

In July 2007, Great Southern Capital Trust III (Trust III), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $5.0 million aggregate liquidation amount of floating rate cumulative trust preferred securities. The Trust III securities bear a floating distribution rate equal to 90-day LIBOR plus 1.40%. The Trust III securities are redeemable at the Company's option beginning October 2012, and if not sooner redeemed, mature on October 1, 2037. The Trust III securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $5.2 million and bearing an interest rate identical to the distribution rate on the Trust III securities. The initial interest rate on the Trust III debentures was 6.76%. The interest rate was 1.76% and 1.77% at December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, subordinated debentures issued to capital trusts are summarized as follows:

	2012	2011
	(In Thousands)	
Subordinated debentures	$ 30,929	$ 30,929

Note 14: Income Taxes

The Company files a consolidated federal income tax return. As of December 31, 2012 and 2011, retained earnings included approximately $17.5 million for which no deferred income tax liability had been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $6.5 million at December 31, 2012 and 2011.

During the years ended December 31, 2012, 2011 and 2010, the provision for income taxes included these components:

	2012	2011	2010
		(In Thousands)	
Taxes currently payable	$ (142)	$ 14,817	$ 14,345
Deferred income taxes	13,252	(9,304)	(5,451)
Income taxes	13,110	5,513	8,894
Taxes attributable to discontinued operations	(2,487)	(330)	(304)
Income tax expense attributable to continuing operations	$ 10,623	$ 5,183	$ 8,590

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were:

	December 31, 2012	December 31, 2011
	(In Thousands)	
Deferred tax assets		
Allowance for loan losses	$ 14,227	$ 14,431
Interest on nonperforming loans	549	439
Accrued expenses	611	1,005
Excess of cost over fair value of net assets acquired	—	155
Realized impairment on available-for-sale securities	1,247	2,088
Write-down of foreclosed assets	4,119	5,661
	20,753	23,779
Deferred tax liabilities		
Tax depreciation in excess of book depreciation	(3,717)	(1,292)
FHLB stock dividends	(2,091)	(2,005)
Partnership tax credits	(3,241)	(3,085)
Prepaid expenses	(1,134)	—
Unrealized gain on available-for-sale securities	(8,965)	(6,684)
Difference in basis for acquired assets and liabilities	(21,619)	(15,235)
Other	(274)	(233)
	(41,041)	(28,534)
Net deferred tax liability	$ (20,288)	$ (4,755)

Reconciliations of the Company's effective tax rates from continuing operations to the statutory corporate tax rates were as follows:

	2012	2011	2010
Tax at statutory rate	35.0%	35.0%	35.0%
Nontaxable interest and dividends	(3.5)	(6.3)	(5.1)
Tax credits	(12.5)	(15.2)	(4.0)
State taxes	0.5	0.7	0.8
Other	(0.1)	0.7	0.2
	19.4%	14.9%	26.9%

The Company and its consolidated subsidiaries have not been audited recently by the Internal Revenue Service or the State of Missouri with respect to income or franchise tax returns, and as such, tax years through December 31, 2005, have been closed without audit. The Company, through one of its subsidiaries, is a partner in two partnerships currently under Internal Revenue Service examinations for 2006 and 2007. As a result, the Company's 2006 and subsequent tax years remain open for examination. It is too early in the examination process to predict the outcome of the underlying partnership examinations; however, the Company does not expect significant adjustments to its financial statements from these examinations.

Note 15: Disclosures About Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Quoted prices in active markets for identical assets or liabilities (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.
- Significant unobservable inputs (Level 3): Inputs that reflect significant assumptions of a source independent of the reporting entity or the reporting entity's own assumptions that are supported by little or no market activity or observable inputs.

Financial instruments are broken down as follows by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, due to an event or circumstance, were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

Recurring Measurements

	Fair Value	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
December 31, 2012				
U.S. government agencies	$ 30,040	$ —	$ 30,040	$ —
Collateralized mortgage obligations	4,507	—	4,507	—
Mortgage-backed securities	596,086	—	596,086	—
Small Business Administration loan pools	51,493	—	51,493	—
States and political subdivisions	122,878	—	122,878	—
Equity securities	2,006	—	2,006	—
Mortgage servicing rights	152	—	—	152
Interest rate swap asset	2,112	—	—	2,112
Interest rate swap liability	(2,160)	—	—	(2,160)
December 31, 2011				
U.S. government agencies	$ 20,060	$ —	$ 20,060	$ —
Collateralized mortgage obligations	4,840	—	4,840	—
Mortgage-backed securities	641,655	—	641,655	—
Small Business Administration loan pools	56,492	—	56,492	—
States and political subdivisions	150,238	—	150,238	—
Corporate bonds	295	—	295	—
Equity securities	1,831	387	1,444	—
Mortgage servicing rights	292	—	—	292
Interest rate swap asset	111	—	—	111
Interest rate swap liability	(121)	—	—	(121)

The following is a description of inputs and valuation methodologies used for assets recorded at fair value on a recurring basis and recognized in the accompanying statements of financial condition at December 31, 2012 and 2011, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

Investment securities available for sale are recorded at fair value on a recurring basis. The fair values used by the Company are obtained from an independent pricing service, which represent either quoted market prices for the identical asset or fair values determined by pricing models, or other model-based valuation techniques, that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems. Recurring Level 1 securities include exchange traded equity securities. Recurring Level 2 securities include U.S. government agency securities, mortgage-backed securities, corporate debt securities, collateralized mortgage obligations, state and municipal bonds and U.S. government agency equity securities. Inputs used for valuing Level 2 securities include observable data that may include dealer quotes, benchmark yields, market spreads, live trading levels and market consensus prepayment speeds, among other things. Additional inputs include indicative values derived from the independent pricing service's proprietary computerized models. There were no Recurring Level 3 securities at both December 31, 2012 and 2011.

Mortgage Servicing Rights

Mortgage servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using discounted cash flow models. Due to the nature of the valuation inputs, mortgage servicing rights are classified within Level 3 of the hierarchy.

Interest Rate Swap Agreements

The fair value is estimated using forward-looking interest rate curves and is calculated using discounted cash flows that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 3 of the valuation hierarchy.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of financial condition using significant unobservable (Level 3) inputs.

	Mortgage Servicing Rights (In Thousands)
Balance, January 1, 2011	$ 637
Additions	21
Amortization	(366)
Balance, December 31, 2011	292
Additions	117
Amortization	(257)
Balance, December 31, 2012	$ 152

	Interest Rate Swap Asset (In Thousands)
Balance, January 1, 2011	$ —
Net change in fair value	111
Balance, December 31, 2011	111
Net change in fair value	2,001
Balance, December 31, 2012	$ 2,112

	Interest Rate Swap Liability (In Thousands)
Balance, January 1, 2011	$ —
Net change in fair value	121
Balance, December 31, 2011	121
Net change in fair value	2,039
Balance, December 31, 2012	$ 2,160

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

Nonrecurring Measurements

The following tables present the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
December 31, 2012				
Impaired loans				
One- to four-family residential construction	$ 171	$ —	$ —	$ 171
Subdivision construction	1,482	—	—	1,482
Land development	1,463	—	—	1,463
Owner occupied one- to four-family residential	2,638	—	—	2,638
Non-owner occupied one- to four-family residential	2,392	—	—	2,392
Commercial real estate	21,764	—	—	21,764
Other residential	4,162	—	—	4,162
Commercial business	2,186	—	—	2,186
Consumer auto	51	—	—	51
Consumer other	286	—	—	286
Home equity lines of credit	44	—	—	44
Total impaired loans	$ 36,639	$ —	$ —	$ 36,639
Foreclosed assets held for sale	$ 11,360	$ —	$ —	$ 11,360
December 31, 2011				
Impaired loans				
One- to four-family residential construction	$ 964	$ —	$ —	$ 964
Subdivision construction	3,188	—	—	3,188
Land development	4,298	—	—	4,298
Owner occupied one- to four-family residential	2,210	—	—	2,210
Non-owner occupied one- to four-family residential	4,639	—	—	4,639
Commercial real estate	13,354	—	—	13,354
Other residential	4,771	—	—	4,771
Commercial business	3,207	—	—	3,207
Consumer auto	46	—	—	46
Consumer other	258	—	—	258
Home equity lines of credit	46	—	—	46
Total impaired loans	$ 36,981	$ —	$ —	$ 36,981
Foreclosed assets held for sale	$ 14,042	$ —	$ —	$ 14,042

Following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

Loans Held for Sale

Mortgage loans held for sale are recorded at the lower of carrying value or fair value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies mortgage loans held for sale as Nonrecurring Level 2. Write-downs to fair value typically do not occur as the Company generally enters into commitments to sell individual mortgage loans at the time the loan is originated to reduce market risk. The Company typically does not have commercial loans held for sale. At December 31, 2012 and 2011, the aggregate fair value of mortgage loans held for sale exceeded their cost. Accordingly, no mortgage loans held for sale were marked down and reported at fair value.

Impaired Loans

A loan is considered to be impaired when it is probable that all of the principal and interest due may not be collected according to its contractual terms. Generally, when a loan is considered impaired, the amount of reserve required under FASB ASC 310, *Receivables*, is measured based on the fair value of the underlying collateral. The Company makes such measurements on all material loans deemed impaired using the fair value of the collateral for collateral dependent loans. The fair value of collateral used by the Company is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data includes information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations, and other relevant factors. All appraised values are adjusted for market-related trends based on the Company's experience in sales and other appraisals of similar property types as well as estimated selling costs. Each quarter management reviews all collateral dependent impaired loans on a loan-by-loan basis to determine whether updated appraisals are necessary based on loan performance, collateral type and guarantor support. At times, the Company measures the fair value of collateral dependent impaired loans using appraisals with dates prior to one year from the date of review. These appraisals are discounted by applying current, observable market data about similar property types such as sales contracts, estimations of value by individuals familiar with the market, other appraisals, sales or collateral assessments based on current market activity until updated appraisals are obtained. Depending on the length of time since an appraisal was performed and the data provided through our reviews, these appraisals are typically discounted 10-40%. The policy described above is the same for all types of collateral dependent impaired loans.

The Company records impaired loans as Nonrecurring Level 3. If a loan's fair value as estimated by the Company is less than its carrying value, the Company either records a charge-off for the portion of the loan that exceeds the fair value or establishes a reserve within the allowance for loan losses specific to the loan. Loans for which such charge-offs or reserves were recorded during the years ended December 31, 2012 and 2011, are shown in the table above (net of reserves).

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are initially recorded at fair value less estimated cost to sell at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy. The foreclosed assets represented in the table below have been re-measured during the years ended December 31, 2012 and 2011, subsequent to their initial transfer to foreclosed assets.

The following disclosure relates to financial assets for which it is not practicable for the Company to estimate the fair value at December 31, 2012 and 2011.

FDIC Indemnification Asset

As part of the Purchase and Assumption Agreements, the Bank and the FDIC entered into loss sharing agreements. These agreements cover realized losses on loans and foreclosed real estate subject to certain limitations which are more fully described in *Note 4*.

Under the TeamBank agreement, the FDIC agreed to reimburse the Bank for 80% of the first $115 million in realized losses and 95% for realized losses that exceed $115 million. The indemnification asset was originally recorded at fair value on the acquisition date (March 20, 2009) and at December 31, 2012 and 2011, the carrying value was $7.9 million and $30.1 million, respectively.

Under the Vantus Bank agreement, the FDIC agreed to reimburse the Bank for 80% of the first $102 million in realized losses and 95% for realized losses that exceed $102 million. The indemnification asset was originally recorded at fair value on the acquisition date (September 4, 2009) and at December 31, 2012 and 2011, the carrying value of the FDIC indemnification asset was $7.3 million and $19.7 million, respectively.

Under the Sun Security Bank agreement, the FDIC agreed to reimburse the Bank for 80% of realized losses. The indemnification asset was originally recorded at fair value on the acquisition date (October 7, 2011) and at December 31, 2012 and 2011, the carrying value of the FDIC indemnification asset was $26.8 million and $58.2 million, respectively.

Under the InterBank agreement, the FDIC agreed to reimburse the Bank for 80% of realized losses. The indemnification asset was originally recorded at fair value on the acquisition date (April 27, 2012) and at December 31, 2012, the carrying value of the FDIC indemnification asset was $75.3 million.

From the dates of acquisition, each of the four agreements extend ten years for 1-4 family real estate loans and five years for other loans. The loss sharing assets are measured separately from the loan portfolios because they are not contractually embedded in the loans and are not transferable with the loans should the Bank choose to dispose of them. Fair values on the acquisition dates were estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and the loss sharing percentages. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursements from the FDIC. The loss sharing assets are also separately measured from the related foreclosed real estate. Although the assets are contractual receivables from the FDIC, they do not have effective interest rates. The Bank will collect the assets over the next several years. The amount ultimately collected will depend on the timing and amount of collections and charge-offs on the acquired assets covered by the loss sharing agreements. While the assets were recorded at their estimated fair values on the acquisition dates, it is not practicable to complete fair value analyses on a quarterly or annual basis. Estimating the fair value of the FDIC indemnification asset would involve preparing fair value analyses of the entire portfolios of loans and foreclosed assets covered by the loss sharing agreements from all three acquisitions on a quarterly or annual basis.

Fair Value of Financial Instruments

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying statements of financial condition at amounts other than fair value.

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Loans and Interest Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, *i.e.*, their carrying amounts. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.

Short-Term Borrowings

The carrying amount approximates fair value.

Subordinated Debentures Issued to Capital Trusts

The subordinated debentures have floating rates that reset quarterly. The carrying amount of these debentures approximates their fair value.

Structured Repurchase Agreements

Structured repurchase agreements are collateralized borrowings from a counterparty. In addition to the principal amount owed, the counterparty also determines an amount that would be owed by either party in the event the agreement is terminated prior to maturity by the Company. The fair values of the structured repurchase agreements are estimated based on the amount the Company would be required to pay to terminate the agreement at the reporting date.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2012			December 31, 2011		
	Carrying Amount	Fair Value	Hierarchy Level	Carrying Amount	Fair Value	Hierarchy Level
Financial assets						
Cash and cash equivalents	$ 404,141	$ 404,141	1	$ 380,249	$ 380,249	1
Held-to-maturity securities	920	1,084	2	1,865	2,101	2
Mortgage loans held for sale	26,829	26,829	2	28,920	28,920	2
Loans, net of allowance for loan losses	2,319,638	2,326,051	3	2,124,161	2,124,032	3
Accrued interest receivable	12,755	12,755	3	13,848	13,848	3
Investment in FHLB stock	10,095	10,095	3	12,088	12,088	3
Financial liabilities						
Deposits	3,153,193	3,162,288	3	2,963,539	2,966,874	3
FHLB advances	126,730	131,280	3	184,437	189,793	3
Short-term borrowings	180,416	180,416	3	217,397	217,397	3
Structured repurchase agreements	53,039	58,901	3	53,090	60,471	3
Subordinated debentures	30,929	30,929	3	30,929	30,929	3
Accrued interest payable	1,322	1,322	3	2,277	2,277	3
Unrecognized financial instruments (net of contractual value)						
Commitments to originate loans	—	—	3	—	—	3
Letters of credit	84	84	3	84	84	3
Lines of credit	—	—	3	—	—	3

Note 16: Operating Leases

The Company has entered into various operating leases at several of its locations. Some of the leases have renewal options.

At December 31, 2012, future minimum lease payments were as follows (in thousands):

2013	$ 1,022
2014	787
2015	465
2016	381
2017	379
Thereafter	1,405
	$ 4,439

Rental expense was $1.7 million, $1.3 million and $1.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 17: Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its assets and liabilities. In the normal course of business, the Company may use derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. However, the Company's existing interest rate derivatives result from a service provided to certain qualifying loan customers and, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Statements of Financial Condition:

	Location in Consolidated Statements of Financial Condition	Fair Value	
		December 31, 2012	December 31, 2011
		(In Thousands)	
Asset Derivatives			
Derivatives not designated as hedging instruments			
Interest rate products	Prepaid expenses and other assets	$ 2,112	$ 111
Total derivatives not designated as hedging instruments		$ 2,112	$ 111
Liability Derivatives			
Derivatives not designated as hedging instruments			
Interest rate products	Accrued expenses and other liabilities	$ 2,160	$ 121
Total derivatives not designated as hedging instruments		$ 2,160	$ 121

Nondesignated Hedges

None of the Company's derivatives are designated in qualifying hedging relationships. Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain loan customers, which the Company began offering during the fourth quarter of 2011. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. As of December 31, 2012, the Company had 16 interest rate swaps totaling $81.7 million with commercial customers, and 16 interest rate swaps with the same notional amount with third parties related to this program. As of December 31, 2011, the Company had one interest rate swap of $7.9 million with a commercial customer, and one interest rate swap with the same notional amount with a third party related to this program. During the years ended December 31, 2012 and 2011, the Company recognized a net loss of $38,000 and $10,000, respectively, in noninterest income related to changes in the fair value of these swaps.

Agreements with Derivative Counterparties

The Company has agreements with its derivative counterparties containing certain provisions that must be met. If the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. If the Bank fails to maintain its status as a well-capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements. Similarly, the Company could be required to settle its obligations under certain of its agreements if certain regulatory events occurred, such as the issuance of a formal directive, or if the Company's credit rating is downgraded below a specified level.

As of December 31, 2012, the termination value of derivatives in a net liability position, which included accrued interest but excluded any adjustment for nonperformance risk, related to these agreements was $2.2 million. The Company has minimum collateral posting thresholds with its derivative counterparties. At December 31, 2012, the Company's activity with its derivative counterparties had met the level at which the minimum collateral posting thresholds take effect and the Company had posted $2.9 million of collateral to satisfy the agreement. At December 31, 2011, the Company's activity with its derivative counterparties had not yet met the level at which the minimum collateral posting thresholds take effect. If the Company had breached any of these provisions at December 31, 2012 and 2011, it could have been required to settle its obligations under the agreements at the termination value.

Note 18: Commitments and Credit Risk

Commitments to Originate Loans

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate.

At December 31, 2012 and 2011, the Bank had outstanding commitments to originate loans and fund commercial construction loans aggregating approximately $168.0 million and $135.4 million, respectively. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, many of which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $31.6 million and $23.0 million at December 31, 2012 and 2011, respectively.

Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit issued are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to approximately $25.4 million and $21.3 million at December 31, 2012 and 2011, respectively, with $22.5 million and $18.0 million, respectively, of the letters of credit having terms up to five years. The remaining $2.9 million and $3.3 million at December 31, 2012 and 2011, respectively, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing Refunding Revenue Bond Issue.

Purchased Letters of Credit

The Company has purchased letters of credit from the Federal Home Loan Bank as security for certain public deposits. The amount of the letters of credit was $13.3 million and $11.7 million at December 31, 2012 and 2011, respectively, and they expire in less than one year from issuance.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2012, the Bank had granted unused lines of credit to borrowers aggregating approximately $207.2 million and $79.5 million for commercial lines and open-end consumer lines, respectively. At December 31, 2011, the Bank had granted unused lines of credit to borrowers aggregating approximately $170.7 million and $62.6 million for commercial lines and open-end consumer lines, respectively.

Credit Risk

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri, the greater Kansas City, Missouri, area, the greater Minneapolis, Minnesota, area, and the western and central portions of Iowa. Although the Bank has a diversified portfolio, loans aggregating approximately $151.5 million and $165.1 million at December 31, 2012 and 2011, respectively, are secured by motels, restaurants, recreational facilities, other commercial properties and residential mortgages in the Branson, Missouri, area. Residential mortgages account for approximately $54.1 million and $56.7 million of this total at December 31, 2012 and 2011, respectively.

In addition, loans (excluding those covered by loss sharing agreements) aggregating approximately $389.9 million and $360.2 million at December 31, 2012 and 2011, respectively, are secured primarily by apartments, condominiums, residential and commercial land developments, industrial revenue bonds and other types of commercial properties in the St. Louis, Missouri, area.

Note 19: Additional Cash Flow Information

	2012	2011	2010
		(In Thousands)	
Noncash Investing and Financing Activities			
Real estate acquired in settlement of loans	$82,954	$59,927	$71,347
Sale and financing of foreclosed assets	$11,855	$11,755	$20,523
Conversion of foreclosed assets to premises and equipment	—	$2,669	—
Dividends declared but not paid	$168	$2,799	$2,849
Additional Cash Payment Information			
Interest paid	$29,332	$36,634	$50,368
Income taxes paid	—	$13,233	$17,595
Income taxes refunded	$11,613	$4,975	$25

Note 20: Employee Benefits

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (Pentegra DB Plan), a multiemployer defined benefit pension plan covering all employees who have met minimum service requirements. Effective July 1, 2006, this plan was closed to new participants. Employees already in the plan continue to accrue benefits. The Pentegra DB Plan's Employer Identification Number is 13-5645888 and the Plan Number is 333. The Company's policy is to fund pension cost accrued. Employer contributions charged to expense for the years ended December 31, 2012, 2011 and 2010, were approximately $895,000, $1.0 million and $835,000, respectively. The Company's contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the plan. The funded status of the plan as of July 1, 2012 and 2011, was 111.88% and 94.75%, respectively. The funded status was calculated by taking the market value of plan assets, which reflected contributions received through June 30, 2012 and 2011, respectively, divided by the funding target. No collective bargaining agreements are in place that require contributions to the Pentegra DB Plan.

The Company has a defined contribution retirement plan covering substantially all employees. The Company matches 100% of the employee's contribution on the first 3% of the employee's compensation and also matches an additional 50% of the employee's contribution on the next 2% of the employee's compensation. During the years ended December 31, 2011 and 2010, the Company matched 100% of the employee's contribution on the first 4% of the employee's compensation, and plus an additional 50% of the employee's contribution on the next 2% of the employee's compensation. Employer contributions charged to expense for the years ended December 31, 2012, 2011 and 2010, were approximately $1.2 million, $1.0 million and $1.0 million, respectively.

Note 21: Stock Option Plan

The Company established the 1997 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,600,000 (adjusted for stock splits) shares of common stock. Upon stockholders' approval of the 2003 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan was frozen; therefore, no new stock options or other awards may be granted under this plan. At December 31, 2012, no options were outstanding under this plan, however there were options exercised under this plan during the year.

The Company established the 2003 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,196,448 (adjusted for stock splits) shares of common stock. At December 31, 2012, 733,292 options were outstanding under the plan.

Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options generally are granted for a 10-year term and generally become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee may accelerate a participant's right to purchase shares under the plan.

Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.

The table below summarizes transactions under the Company's stock option plans:

	Available to Grant	Shares Under Option	Weighted Average Exercise Price
Balance, January 1, 2010	524,510	730,186	$ 23.215
Granted	(88,190)	88,190	22.105
Exercised	—	(47,597)	14.088
Forfeited from terminated plan(s)	—	(850)	7.785
Forfeited from current plan(s)	26,133	(26,133)	25.916
Balance, December 31, 2010	462,453	743,796	23.592
Granted	(120,100)	120,100	19.349
Exercised	—	(25,856)	12.053
Forfeited from terminated plan(s)	—	(4,000)	12.898
Forfeited from current plan(s)	24,987	(24,987)	23.349
Balance, December 31, 2011	367,340	809,053	23.391
Granted	(105,200)	105,200	24.759
Exercised	—	(116,479)	19.488
Forfeited from current plan(s)	64,482	(64,482)	23.168
Balance, December 31, 2012	326,622	733,292	$ 24.227

The Company's stock option grants contain terms that provide for a graded vesting schedule whereby portions of the options vest in increments over the requisite service period. These options typically vest one-fourth at the end of years two, three, four and five from the grant date. As provided for under FASB ASC 718, the Company has elected to recognize compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service period for the entire option grant. In addition, ASC 718 requires companies to recognize compensation expense based on the estimated number of stock options for which service is expected to be rendered. Because the historical forfeitures of its share-based awards have not been material, the Company has not adjusted for forfeitures in its share-based compensation expensed under ASC 718.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2012	December 31, 2011	December 31, 2010
Expected dividends per share	$0.72	$0.72	$0.72
Risk-free interest rate	0.65%	0.93%	1.52%
Expected life of options	5 years	5 years	5 years
Expected volatility	28.83%	27.99%	37.69%
Weighted average fair value of options granted during year	$4.55	$3.15	$5.60

Expected volatilities are based on the historical volatility of the Company's stock, based on the monthly closing stock price. The expected term of options granted is based on actual historical exercise behavior of all employees and directors and approximates the graded vesting period of the options. Expected dividends are based on the annualized dividends declared at the time of the option grant. The risk-free interest rate is based on the five-year treasury rate on the grant date of the options.

The following table presents the activity related to options under all plans for the year ended December 31, 2012.

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options outstanding, January 1, 2012	809,053	$23.391	5.43
Granted	105,200	24.759	—
Exercised	(116,479)	19.488	—
Forfeited	(64,482)	23.168	—
Options outstanding, December 31, 2012	733,292	24.227	5.34
Options exercisable, December 31, 2012	432,589	26.163	2.97

For the years ended December 31, 2012, 2011 and 2010, options granted were 105,200, 120,100 and 88,190, respectively. The total intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the years ended December 31, 2012, 2011 and 2010, was $1.0 million, $145,000 and $388,000, respectively. Cash received from the exercise of options for the years ended December 31, 2012, 2011 and 2010, was $2.3 million, $311,000 and $671,000, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $888,000, $97,000 and $309,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table presents the activity related to nonvested options under all plans for the year ended December 31, 2012.

	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested options, January 1, 2012	300,644	$19.744	$4.940
Granted	105,200	24.759	4.545
Vested this period	(63,730)	20.035	5.509
Nonvested options forfeited	(41,411)	19.709	5.563
Nonvested options, December 31, 2012	300,703	21.442	4.596

At December 31, 2012, there was $1.4 million of total unrecognized compensation cost related to nonvested options granted under the Company's plans. This compensation cost is expected to be recognized through 2017, with the majority of this expense recognized in 2013 and 2014.

The following table further summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$8.360 to $19.960	143,244	8.08 years	$16.456	25,481	$8.472
$20.120 to $25.000	304,303	6.51 years	$22.531	121,363	$21.012
$25.480 to $36.390	285,745	2.74 years	$29.928	285,745	$29.928
	733,292	5.34 years	$24.227	432,589	$26.163

Note 22: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in *Note 3.* Estimates used in valuing acquired loans, loss sharing agreements and FDIC indemnification assets and in continuing to monitor related cash flows of acquired loans are discussed in *Note 4.* Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnotes on loans, deposits and on commitments and credit risk.

Other significant estimates not discussed in those footnotes include valuations of foreclosed assets held for sale. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially in the near term from the carrying value reflected in these financial statements.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 23: Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I Capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2012, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier 1 leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk.

	Actual		**For Capital Adequacy Purposes**		**To Be Well Capitalized Under Prompt Corrective Action Provisions**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
			(In Thousands)			
As of December 31, 2012						
Total risk-based capital						
Great Southern Bancorp, Inc.	$407,725	16.9%	≥ $192,816	≥ 8.0%	N/A	N/A
Great Southern Bank	$338,859	15.9%	≥ $192,646	≥ 8.0%	≥ $240,808	≥ 10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$377,468	15.7%	≥ $96,408	≥ 4.0%	N/A	N/A
Great Southern Bank	$353,628	14.7%	≥ $96,323	≥ 4.0%	≥ $148,530	≥ 6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$377,468	9.5%	≥ $159,359	≥ 4.0%	N/A	N/A
Great Southern Bank	$353,628	8.9%	≥ $159,120	≥ 4.0%	≥ $198,900	≥ 5.0%
As of December 31, 2011						
Total risk-based capital						
Great Southern Bancorp, Inc.	$363,721	16.1%	≥ $180,877	≥ 8.0%	N/A	N/A
Great Southern Bank	$342,690	15.3%	≥ $178,843	≥ 8.0%	≥ $223,554	≥ 10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$335,298	14.8%	≥ $90,438	≥ 4.0%	N/A	N/A
Great Southern Bank	$314,582	14.1%	≥ $89,422	≥ 4.0%	≥ $134,132	≥ 6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$335,298	9.2%	≥ $145,753	≥ 4.0%	N/A	N/A
Great Southern Bank	$314,582	8.6%	≥ $145,599	≥ 4.0%	≥ $181,999	≥ 5.0%

The Company and the Bank are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2012 and 2011, the Company and the Bank exceeded their minimum capital requirements. The entities may not pay dividends which would reduce capital below the minimum requirements shown above.

Note 24: Litigation Matters

In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some of which seek substantial relief or damages. While the ultimate outcome of such legal proceedings cannot be predicted with certainty, after reviewing pending and threatened litigation with counsel, management believes at this time that, except as noted below, the outcome of such litigation will not have a material adverse effect on the Company's business, financial condition or results of operations.

On November 22, 2010, a suit was filed against the Bank in Missouri state court in Springfield by a customer alleging that the fees associated with the Bank's automated overdraft program in connection with its debit card and ATM cards constitute unlawful interest in violation of Missouri's usury laws. The suit seeks class-action status for Bank customers who have paid overdraft fees on their checking accounts. The Court denied a motion to dismiss filed by the Bank and litigation is ongoing. At this stage of the litigation, it is not possible for management of the Bank to determine the probability of a material adverse outcome or reasonably estimate the amount of any potential loss.

Note 25: Summary of Unaudited Quarterly Operating Results

Following is a summary of unaudited quarterly operating results for the years 2012, 2011 and 2010:

	2012 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$ 44,677	$ 48,221	$ 50,159	$ 50,451
Interest expense	7,904	7,744	6,904	5,825
Provision for loan losses	10,077	17,600	8,400	7,786
Net realized gains (losses) and impairment on available-for-sale securities	28	1,251	507	200
Noninterest income	6,087	35,848	2,085	1,982
Noninterest expense	24,984	28,157	29,152	30,267
Provision for income taxes	661	9,039	746	177
Net income from continuing operations	7,138	21,529	7,042	8,378
Discontinued operations	359	127	63	4,070
Net income	7,497	21,656	7,105	12,448
Net income available to common shareholders	7,353	21,512	6,955	12,278
Earnings per common share – diluted	0.54	1.58	0.51	0.90

	2011 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$49,040	$49,144	$49,965	$50,518
Interest expense	9,679	8,852	8,325	8,290
Provision for loan losses	8,200	8,431	8,500	10,205
Net realized gains (losses) and impairment on available-for-sale securities	—	(400)	483	(215)
Noninterest income	(4,006)	(4,375)	(3.010)	15,522
Noninterest expense	19,820	20,277	21,218	36,161
Provision for income taxes	1,731	1,550	2,462	(560)
Net income from continuing operations	5,604	5,659	6,450	11,944
Discontinued operations	289	231	3	89
Net income	5,893	5,890	6,453	12,033
Net income available to common shareholders	5,048	5,108	4,443	11,660
Earnings per common share – diluted	0.36	0.37	0.33	0.85

	2010 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$39,754	$39,612	$41,535	$52,290
Interest expense	13,183	12,488	11,341	10,838
Provision for loan losses	5,500	12,000	10,800	7,330
Net realized gains (losses) and impairment on available-for-sale securities	—	3,465	5,441	(119)
Noninterest income	7,065	12.000	10.497	(5,233)
Noninterest expense	20,488	19,127	20,893	21,642
Provision for income taxes	2,290	2,471	2,853	976
Net income from continuing operations	5,358	5,526	6,145	6,271
Discontinued operations	180	298	17	70
Net income	5,538	5,824	6,162	6,341
Net income available to common shareholders	4,699	4,976	5,305	5,482
Earnings per common share – diluted	0.34	0.35	0.38	0.39

Note 26: Condensed Parent Company Statements

The condensed statements of financial condition at December 31, 2012 and 2011, and statements of income, comprehensive income and cash flows for the years ended December 31, 2012, 2011 and 2010, for the parent company, Great Southern Bancorp, Inc., were as follows:

	December 31, 2012	December 31, 2011
	(In Thousands)	
Statements of Financial Condition		
Assets		
Cash	$ 23,430	$ 21,446
Available-for-sale securities	2,006	1,831
Held-to-maturity securities	—	840
Investment in subsidiary bank	375,281	333,482
Income taxes receivable	32	42
Prepaid expenses and other assets	1,059	1,089
	$ 401,808	$ 358,730
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 599	$ 3,004
Deferred income taxes	406	210
Subordinated debentures issued to capital trust	30,929	30,929
Preferred stock	57,943	57,943
Common stock	136	134
Additional paid-in capital	18,394	17,183
Retained earnings	276,751	236,914
Unrealized gain on available-for-sale securities, net	16,650	12,413
	$ 401,808	$ 358,730

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

	2012	2011	2010
		(In Thousands)	
Statements of Income			
Income			
Dividends from subsidiary bank	$ 12,000	$ 12,000	$ 12,000
Interest and dividend income	33	27	16
Net realized gains on sales of available-for-sale securities	280	—	15
Other income (loss)	(19)	—	(11)
	12,294	12,027	12,020
Expense			
Operating expenses	1,297	1,196	1,121
Interest expense	617	569	578
	1,914	1,765	1,699
Income before income tax and equity in undistributed earnings of subsidiaries	10,380	10,262	10,321
Credit for income taxes	(401)	(510)	(502)
Income before equity in earnings of subsidiaries	10,781	10,772	10,823
Equity in undistributed earnings of subsidiaries	37,925	19,497	13,042
Net income	$ 48,706	$ 30,269	$ 23,865

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

	2012	2011	2010
		(In Thousands)	
Statements of Cash Flows			
Operating Activities			
Net income	$ 48,706	$ 30,269	$ 23,865
Items not requiring (providing) cash			
Equity in undistributed earnings of subsidiary	(37,925)	(19,497)	(13,042)
Compensation expense for stock option grants	435	486	461
Net realized gains on sales of available-for-sale securities	(280)	—	—
Net realized gains on other investments	—	—	(5)
Changes in			
Prepaid expenses and other assets	(19)	—	8
Accounts payable and accrued expenses	226	(58)	75
Income taxes	10	2	1
Net cash provided by operating activities	11,153	11,202	11,363
Investing Activities			
Investment in subsidiaries	—	(15,000)	—
Return of principal - other investments	49	61	—
Proceeds from sale of available-for-sale securities	664	—	158
Purchase of held-to-maturity securities	—	(840)	—
Proceeds from maturity of held-to-maturity securities	840	—	—
Net cash provided by (used in) investing activities	1,553	(15,779)	158
Financing Activities			
Proceeds from issuance of SBLF preferred stock	—	57,943	—
Redemption of CPP preferred stock	—	(58,000)	—
Purchase of common stock warrant	—	(6,436)	—
Dividends paid	(12,991)	(12,237)	(12,567)
Stock options exercised	2,269	311	670
Net cash used in financing activities	(10,722)	(18,419)	(11,897)
Increase (Decrease) in Cash	1,984	(22,996)	(376)
Cash, Beginning of Year	21,446	44,442	44,818
Cash, End of Year	$ 23,430	$ 21,446	$ 44,442
Additional Cash Payment Information			
Interest paid	$ 620	$ 563	$ 577

	2012	2011	2010
		(In Thousands)	
Statements of Comprehensive Income			
Net Income	$ 48,706	$ 30,269	$ 23,865
Unrealized appreciation on available-for-sale securities, net of taxes (credit) of $195, $(102) and $136, for 2012, 2011 and 2010, respectively	363	(189)	253
Less: reclassification adjustment for gains included in net income, net of taxes of $98, $0 and $5 for 2012, 2011 and 2010, respectively	(182)	—	(10)
Comprehensive Income of subsidiaries	4,056	8,381	(7,522)
Comprehensive Income	$ 52,943	$ 38,461	$ 16,586

Note 27: Preferred Stock and Common Stock Warrant

CPP Preferred Stock and Common Stock Warrant

On December 5, 2008, as part of the Troubled Asset Relief Program (TARP) Capital Purchase Program of the United States Department of the Treasury (Treasury), the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "CPP Purchase Agreement") with Treasury, pursuant to which the Company (i) sold to Treasury 58,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "CPP Preferred Stock"), having a liquidation preference amount of $1,000 per share, for a purchase price of $58.0 million in cash and (ii) issued to Treasury a ten-year warrant (the "Warrant") to purchase 909,091 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exercise price of $9.57 per share. As noted below under "SBLF Preferred Stock," the Company redeemed all of the CPP Preferred Stock on August 18, 2011, in connection with the issuance of the SBLF Preferred Stock. As noted below under "Repurchase of Common Stock Warrant," the Company repurchased the Warrant on September 21, 2011.

The CPP Preferred Stock qualified as Tier 1 capital and paid cumulative dividends on the liquidation preference amount on a quarterly basis at a rate of 5% per annum.

Under the CPP Purchase Agreement, the Company could not, without the consent of Treasury, (a) pay a cash dividend on the Company's common stock of more than $0.18 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of the Company's common stock or preferred stock, other than the CPP Preferred Stock or trust preferred securities. In addition, under the terms of the CPP Preferred Stock, the Company could not pay dividends on its common stock unless it was current in its dividend payments on the CPP Preferred Stock.

The proceeds from the TARP Capital Purchase Program were allocated between the CPP Preferred Stock and the Warrant based on relative fair value, which resulted in an initial carrying value of $55.5 million for the CPP Preferred Shares and $2.5 million for the Warrant. The resulting discount to the CPP Preferred Shares of $2.5 million was set up to accrete on a level-yield basis over five years ending December 2013 and was recognized as additional preferred stock dividends. The fair value assigned to the CPP Preferred Shares was estimated using a discounted cash flow model. The discount rate used in the model was based on yields on comparable publicly traded perpetual preferred stocks. The fair value assigned to the warrant was based on a Black-Scholes option-pricing model using several inputs, including risk-free rate, expected stock price volatility and expected dividend yield.

The CPP Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the CPP Purchase Agreement, the Company subsequently registered the CPP Preferred Stock, the Warrant and the shares of Common Stock underlying the Warrant under the Securities Act.

SBLF Preferred Stock

On August 18, 2011, the Company entered into a Small Business Lending Fund-Securities Purchase Agreement (the "SBLF Purchase Agreement") with the Secretary of the Treasury, pursuant to which the Company sold 57,943 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A (the "SBLF Preferred Stock") to the Secretary of the Treasury for a purchase price of $57.9 million. The SBLF Preferred Stock was issued pursuant to Treasury's SBLF program, a $30 billion fund established under the Small Business Jobs Act of 2010 that was created to encourage lending to small businesses by providing Tier 1 capital to qualified community banks and holding companies with assets of less than $10 billion. As required by the SBLF Purchase Agreement, the proceeds from the sale of the SBLF Preferred Stock were used in connection with the redemption of the 58,000 shares of CPP Preferred Stock, issued to the Treasury pursuant to the CPP, at a redemption price of $58.0 million plus the accrued dividends owed on the preferred shares. This redemption resulted in a one-time, non-cash write-off of the remaining $1.2 million discount to the CPP Preferred Stock that reduced earnings available to common shareholders during the year ended December 31, 2011.

The SBLF Preferred Stock qualifies as Tier 1 capital. The holders of SBLF Preferred Stock are entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate, as a percentage of the liquidation amount, can fluctuate between one percent (1%) and five percent (5%) per annum on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of "Qualified Small Business Lending" or "QSBL" (as defined in the SBLF Purchase Agreement) by the Bank over the adjusted baseline level calculated under the terms of the SBLF Preferred Stock $(201,374,000). Based upon the increase in the Bank's level of QSBL over the adjusted baseline level, the dividend rate for the fourth quarter of 2012 was 1.2%. For the tenth calendar quarter through four and one-half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the level of qualifying loans. After four and one-half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The SBLF Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, whether or not consecutive, the holder of the SBLF Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company's Board of Directors. In the event that the Company misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the SBLF Preferred Stock is at least $25.0 million, then the holder of the SBLF Preferred Stock will have the right to designate two directors to the Board of Directors of the Company.

The SBLF Preferred Stock may be redeemed at any time at the Company's option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

Repurchase of Common Stock Warrant

On September 21, 2011, the Company completed the repurchase of the Warrant held by the Treasury that was issued as a part of its participation in the CPP. The Warrant, which had a ten-year term, was issued on December 5, 2008, and entitled the Treasury to purchase 909,091 shares of Great Southern Bancorp, Inc. common stock at an exercise price of $9.57 per share. The repurchase was completed for a price of $6.4 million, or $7.08 per warrant share, which was based on the fair market value of the warrant as agreed upon by the Company and the Treasury.

Note 28: FDIC-Assisted Acquisition

On April 27, 2012, Great Southern Bank entered into a purchase and assumption agreement, including a loss sharing agreement as described in *Note 4*, with the FDIC to purchase substantially all of the assets and assume substantially all of the deposits and other liabilities of Inter Savings Bank, FSB ("InterBank"), a full-service bank headquartered in Maple Grove, Minnesota. Established in 1965, InterBank operated four locations in three counties in the Minneapolis-St. Paul area. The fair values of the assets acquired and liabilities assumed in the transaction were as follows:

	April 27, 2012
	(In Thousands)
Assets	
Cash	$ 493
Due from banks	74,834
Cash and cash equivalents	75,327
Investment securities	34,914
Loans receivable, net of discount on loans purchased of $107,816	285,458
Foreclosed real estate	6,216
FDIC indemnification asset	83,989
Federal Home Loan Bank of Des Moines stock	585
Accrued interest receivable	1,672
Core deposit intangible	1,017
Other assets	873
Total assets acquired	490,051
Liabilities	
Demand and savings deposits	97,838
Time deposits	358,414
Total deposits	456,252
Accounts payable	2,272
Accrued interest payable	197
Other liabilities	18
Total liabilities assumed	458,739
Gain recognized on business acquisition	$ 31,312

Under the terms of the Purchase and Assumption Agreement, the FDIC agreed to transfer net assets to Great Southern at a discount of $59.9 million to compensate Great Southern for losses not covered by the loss sharing agreement and troubled asset management costs. No premium was paid to the FDIC for the deposits, resulting in a net purchase discount of $59.9 million. Details related to the transfer are as follows:

	April 27, 2012 (In Thousands)
Net assets as determined by the FDIC	$ 21,308
Cash transferred by the FDIC	40,810
Net assets per Purchase and Assumption Agreement	62,118
Purchase accounting adjustments	
Loans	(107,816)
Foreclosed real estate	(3,692)
FDIC indemnification asset	83,989
Deposits	(1,972)
Investments	(114)
Core deposit intangible	1,017
Other adjustments	(2,218)
Gain recognized on business acquisition	$ 31,312

The acquisition of the net assets of InterBank was determined to constitute a business acquisition in accordance with FASB ASC 805. FASB ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. Therefore, assets acquired and liabilities assumed were recorded on a preliminary basis at fair value on the date of acquisition, after adjustment for expected loss recoveries under the loss sharing agreement which is described in *Note 4*. Based upon the preliminary acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a preliminary bargain purchase gain of $31.3 million for the year ended December 31, 2012. The transaction also resulted in the recording of a deferred tax liability in the initial amount of $11.0 million.

Note 29: Discontinued Operations

Effective November 30, 2012, Great Southern Bank sold Great Southern Travel and Great Southern Insurance divisions. The 2012 operations of the two divisions have been reclassified to include all revenues and expenses in discontinued operations. The 2011 and 2010 operations have been restated to reflect the reclassification of revenues and expenses in discontinued operations. Revenues from the two divisions, excluding the gain on sale, totaled $8.2 million, $8.1 million and $7.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in the income from discontinued operations. In 2012, the Company recognized gains on the sales totaling $6.1 million, which are included in the income from discontinued operations.



GREAT SOUTHERN
BANCORP, INC.


OUTHERN
SAVINGS
& LOAN
HOME LOANS
HOTEL
GAILEY
DRUGS
IQUORS
PRESCRIPTIONS
SEVILLE
HOTEL SEVILLE
COFFEE ROOM

2012 GreatSouthernBank.com